                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                     ___
                                                                           / X /
                                                                            ---
PRE-EFFECTIVE AMENDMENT NO.                                                  __
                                                                            /__/
POST-EFFECTIVE AMENDMENT NO.                                                 __
                                                                            /__/


                                 VAN ECK FUNDS
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                   99 PARK AVENUE, NEW YORK, NEW YORK  10016
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                  212-687-5200
                        (REGISTRANT'S TELEPHONE NUMBER)

                           THADDEUS LESZCZYNSKI, ESQ.
                         VAN ECK ASSOCIATES CORPORATION
                   99 PARK AVENUE, NEW YORK, NEW YORK  10016
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

            COPY TO: PHILIP H. NEWMAN, ESQ., GOODWIN PROCTER & HOAR
                  EXCHANGE PLACE, BOSTON, MASSACHUSETTS  02109
       __________________________________________________________________

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE UNDER THE SECURITIES ACT OF 1933.

     IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON THE THIRTIETH DAY AFTER THE DATE OF FILING PURSUANT TO RULE 488 UNDER THE SECURITIES ACT OF 1933.

     NO FILING FEE IS REQUIRED BECAUSE THE REGISTRANT HAS HERETOFORE DECLARED ITS INTENTION TO REGISTER AN INDEFINITE NUMBER OF SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE, OF THE GLOBAL BALANCED FUND SERIES, PURSUANT TO RULE 24F-2(A)(1) UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT"). A RULE 24F-2 NOTICE WAS FILED ON OR ABOUT FEBRUARY 24, 1995 FOR THE REGISTRANT.

                                 VAN ECK FUNDS

                             Cross-Reference Sheet
            Pursuant to Rule 481(a) under the Securities Act of 1933


Form N-14 Item No.      Location in Proxy Statement/Prospectus
------------------      --------------------------------------

PART A
1.                      Cover Page of Registration Statement; Prospectus Cover
                          Page

2.                      Table of Contents

3.                      Synopsis; Special Considerations and Risk Factors

4.                      Synopsis, The Reorganization

5.                      Prospectus Cover Page; Synopsis; Global Balanced Fund
                          and Additional Information

6.                      Prospectus Cover Page; Synopsis; World Trends Fund;
                          Additional Information

7.                      Notice of Special Meeting; Introduction; Synopsis; The
                          Reorganization; Global Balanced Fund; World Trends Fund; Information Concerning Special Meeting; Additional Information

8.                      Not Applicable

9.                      Not Applicable

PART B
10.                     Cover Page of Statement of Additional Information

11.                     Table of Contents

12.                     General Information

13.                     General Information

14.                     Financial Statements

                                 VAN ECK FUNDS
                               World Trends Fund
                   99 Park Avenue, New York, New York  10016
                                 1-800-221-2220

                 ______________________________________________

                       NOTICE OF MEETING OF SHAREHOLDERS
                               DECEMBER __, 1995
                 ______________________________________________


A MEETING OF SHAREHOLDERS OF THE WORLD TRENDS FUND SERIES OF VAN ECK FUNDS (the "Fund") will be held at 99 Park Avenue, 8th Floor, New York, New York, on ________, December __, 1995 at 10:00 A.M., New York Time, for the following purposes:

(1) To consider approval of the Agreement and Plan of Reorganization and Liquidation between the Fund and the Global Balanced Fund series of Van Eck Funds which contemplates the exchange of substantially all of the Fund's assets for shares of Global Balanced Fund and the distribution of such shares to the Fund's shareholders, and the liquidation of the Fund; and

(2) To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

     Shareholders of record at the close of business on November __, 1995 are entitled to notice of, and to vote at, the meeting or any adjournment thereof.


                                         By order of the Board of Trustees


                                         THADDEUS M. LESZCZYNSKI,
                                         Secretary


November __,  1995

 _____________________________________________________________________________

                            YOUR VOTE IS IMPORTANT!
       WHETHER YOU EXPECT TO ATTEND THE MEETING OR NOT, PLEASE COMPLETE,
            DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY.

PROXY
                                 VAN ECK FUNDS
                               WORLD TRENDS FUND
      PROXY FOR SPECIAL SHAREHOLDERS MEETING TO BE HELD December __, 1995


     The undersigned shareholder of WORLD TRENDS FUND series of Van Eck Funds (the "Fund'), having received Notice of the Meeting of Shareholders of the Fund to be held on December __, 1995 and the Proxy Statement/Prospectus accompanying such Notice, hereby constitutes and appoints Barbara Allen and Jennifer Barber and each of them, true and lawful attorneys or attorney for the undersigned, with several powers of substitution, for and in the name, place and stead of the undersigned, to attend and vote all shares of the Fund which the undersigned would be entitled to vote at the Meeting to be held at 99 Park Avenue, 8th Floor, New York, New York, on ________, December __, 1995, at 10:00 A.M., New York Time, and at any and all adjournments thereof, with all powers the undersigned would possess if personally present.

MANAGEMENT RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE HEREOF.  THE
                             ---
SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE OR FOR
                                                                            ---
THE PROPOSAL IF NO CHOICE IS INDICATED.

PLEASE MARK YOUR PROXY, DATE AND SIGN IT ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.


--------------------------------------------------------------------------------



                                    PROPOSAL
                                    --------

1. To approve the Agreement and Plan of Reorganization and Liquidation between the Fund and the Global Balanced Fund series of Van Eck Funds which contemplates the exchange of substantially all of the Fund's assets for shares of Global Balanced Fund and the distribution of such shares to the shareholders of the Fund and the subsequent liquidation of the Fund.


               FOR _____      AGAINST ____    ABSTAIN _____


                                         Dated: _______________________ 1995


                                               _________________________________
                                                   Signature of Shareholder
                                               _________________________________
                                                     Signature of Co-Owner

                                      For joint accounts, all co-owners must
                                      sign. Executors, administrators, trustees, etc. should so indicate when signing.

     Investors are advised to read and retain this Proxy Statement/Prospectus
     ------------------------------------------------------------------------
for future reference.
--------------------


                                 VAN ECK FUNDS
              99 PARK AVENUE, 8TH FLOOR, NEW YORK, NEW YORK  10016
                                 1-800-221-2220


                           PROXY STATEMENT/PROSPECTUS


     Van Eck Funds (the "Trust") has filed a Registration Statement with the Securities and Exchange Commission for the registration of the Class A shares of Global Balanced Fund series of the Trust ("GBF") to be offered to the shareholders of World Trends Fund series of the Trust ("WTF") pursuant to an Agreement and Plan of Reorganization and Liquidation between GBF and WTF which contemplates the exchange of WTF's assets and liabilities for Class A shares of GBF and the distribution of such shares to WTF's shareholders (the "Reorganization"). This Proxy Statement also constitutes a Prospectus of the Trust filed as part of such Registration Statement.

     GBF is an open-end, non-diversified management investment company which seeks long-term capital appreciation together with current income. GBF attempts to achieve its investment objective by investing its assets in the United States and other countries throughout the world, and by allocating its assets among equity securities, fixed-income securities and short-term instruments. There can be no guarantee that GBF will achieve its investment objective.

     A copy of the prospectus for GBF and WTF dated March 17, 1995 (the "Prospectus") and Statement of Additional Information for GBF and WTF, dated March 17, 1995 (the "Statement of Additional Information") are incorporated by reference in this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus sets forth concisely information about GBF and WTF that the shareholders of WTF should know before considering the Reorganization and should be retained for future reference. WTF has authorized the solicitation of proxies in connection with the Reorganization solely on the basis of this Proxy Statement/Prospectus and the accompanying documents.

     A Statement of Additional Information relating to the Reorganization, including historical financial statements of GBF and WTF, dated October __, 1995, is incorporated by reference into this Proxy Statement/Prospectus and is available from the Funds by calling the telephone number listed above or by writing to the Funds at the above address.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           This Proxy Statement/Prospectus is dated October __, 1995

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Introduction.........................................................     3
Synopsis
     Investment Objectives and Policies..............................     4
     Reasons for the Transaction.....................................     4
     Investment Advisory Fees........................................     5
     Other Fees......................................................     6
     Purchase of Shares..............................................     7
     Exchange Rights.................................................     7
     Redemption Procedures...........................................     7
     Dividends and Distributions.....................................     7
     Net Asset Value.................................................     8
     Tax Consequences................................................     8
Special Considerations and Risk Factors..............................     8
The Reorganization
     Procedures......................................................     10
     Terms of the Agreement and Plan of Reorganization...............     10
     Benefits to WTF as a Result of Reorganization...................     11
     Benefits to GBF as a Result of Reorganization...................     12
     Tax Consequences................................................     12
     Capitalization..................................................     13
Global Balanced Fund and World Trends Fund
     Financial Highlights............................................     13
     Investment Objectives and Policies..............................     15
     Management Discussion and Analysis..............................     15
     Management......................................................     17
     Shares of GBF to be Issued in Reorganization and Shares of WTF..     18
     Purchase of Shares..............................................     19
     Redemption Procedures...........................................     20
     Other Matters...................................................     20
Information Concerning the Special Meeting
     Date, Time and Place of Meeting.................................     20
     Solicitation, Revocation and Use of Proxies.....................     20
     Record Date and Outstanding Shares..............................     20
     Security Ownership of Certain Beneficial Owners and Management..     20
     Voting Rights and Required Vote.................................     21
Additional Information...............................................     21
Plan of Reorganization and Liquidation...............................  Exhibit A

                                 VAN ECK FUNDS
                               WORLD TRENDS FUND
                              GLOBAL BALANCED FUND
              99 Park Avenue, 8th Floor, New York, New York  10016
                                 1-800-221-2220

                           PROXY STATEMENT/PROSPECTUS

                    Meeting of Shareholders of Van Eck Funds
                  To Be Held on December __, 1995, 10:00 A.M.
                 99 Park Avenue, 8th Floor, New York, New York


INTRODUCTION

     This proxy statement is furnished to the shareholders of WTF in connection with the solicitation by the Board of Trustees of WTF of proxies to be used at the special meeting of shareholders of the Trust to be held on December __, 1995, or any adjournments thereof (the "Meeting"), to approve or disapprove a Plan of Reorganization and Liquidation (the "Plan") which contemplates the exchange of assets from WTF for Class A shares of GBF and the distribution of such shares to the shareholders of WTF as set forth herein (the "Reorganization"). As of November __, 1995, the record date, there were approximately _________ shares of WTF outstanding and __________ shares of Global Balanced Fund (representing _______ Class A shares and ________ Class B shares). Each shareholder of WTF will be entitled to one vote for each share and a fractional vote for each fractional share held on the record date. It is expected that the mailing of this proxy statement will commence on or about November __, 1995.

     The enclosed form of proxy, if properly executed and returned, will be voted in accordance with the choice specified thereon. The proxy will be voted in favor of the proposals unless a choice is indicated to vote against a proposal. Proxies properly executed and returned, but which fail to specify how the shares are to be voted, will be voted FOR of the proposal.

     The proxy may be revoked at any time prior to the voting thereof by executing a superseding proxy, by giving written notice to the secretary of the Trust at the address listed on the front cover of this Proxy Statement/ Prospectus or by voting in person at a Meeting.

     In the event there are not sufficient votes to approve the proposal at the time of the Special Meeting, the Special Meeting may be adjourned in order to permit further solicitations of proxies by WTF. If WTF proposes to adjourn the Special Meeting by a vote of the shareholders, the persons named in the enclosed proxy card will vote all shares for which they have voting authority in favor of such adjournment.

     To the knowledge of WTF as of record date, no shareholder owned of record or beneficially more than 5% or more of the outstanding shares of the Fund, except __________________ which owned of record approximately ____%. To the knowledge of GBF, as of record date, no shareholder owned of record or beneficially more than 5% of the outstanding shares of the Fund, except ______________________ which owned of record approximately ___%. In addition, as of record date, the Trustees and officers of WTF and GBF as a group owned ___% of the outstanding shares each of GBF and WTF.

     The cost of the preparation and distribution of the proxies and proxy statements and any other direct out-of-pocket expenses associated with the Plan incurred directly by each Fund shall be paid by that Fund. In addition to the solicitation of proxies by mail, proxies may be solicited by officers of the Funds and DST Systems, Inc., the Funds' Transfer Agent and Dividend Paying Agent (the "Transfer Agent" or "DST"), personally or by telephone or telegraph. These expenses and other expenses of solicitation of proxies incurred will be borne by WTF. Brokerage houses, banks and other fiduciaries will be requested to forward soliciting material to the beneficial owners of the shares of the Fund and to obtain authorization for the execution of proxies. For those services, they will be reimbursed by the Fund for their out-of-pocket expenses.

                                    SYNOPSIS

     The following is a synopsis of the information contained in or incorporated by reference in this Proxy Statement/Prospectus regarding the Reorganization, and presents key considerations for shareholders of WTF to assist them in determining whether to approve the Reorganization.

INVESTMENT OBJECTIVES AND POLICIES

     GBF is an open-end, non-diversified management investment company which is a series of Van Eck Funds (the "Trust"), a Massachusetts business trust. GBF seeks long-term capital appreciation together with current income. GBF attempts to achieve its investment objective by investing its assets in the United States and other countries throughout the world, and by allocating its assets among equity securities, fixed-income securities and short-term instruments. GBF will, under normal market conditions, have at least 25% of its assets in equity securities and at least 25% of its assets in fixed-income securities. GBF may invest in equity and debt securities of both domestic and foreign issuers, collateralized mortgage obligations, money market instruments and certain hedging instruments.

     WTF is an open-end, diversified management investment company which is a series of the Trust. The Fund seeks long-term capital appreciation by identifying new and changing worldwide economic and investment trends and investing its assets globally to benefit therefrom. Current income is a secondary objective. WTF may invest in equity and debt securities of both domestic and foreign issuers, collateralized mortgage obligations, money market instruments and certain hedging instruments. The investment objectives of GBF and WTF are more fully described under "Investment Objectives and Policies" in the Prospectus and some of the risks associated with GBF are outlined in "Special Considerations and Risk Factors" hereunder.

     GBF has been in operation since December 20, 1993. The Adviser and Fiduciary International, Inc. ("FII") each have more than 30 years of experience in managing assets internationally, see "Investment Advisory Fees" below.

REASONS FOR THE TRANSACTION

     Sales of WTF have, overall, fallen short of the expectations of Van Eck Securities Corporation (the "Distributor"). In addition, the Fund has experienced a high level of redemptions over the last several years. Total net assets of the Fund have declined steadily from $85.6 million as of December 31, 1987 to approximately $46.8 million as of December 31, 1990 and were $22.6 million as of June 30, 1995. Net redemptions (redemptions less sales) during the four most recent fiscal years were $3.3 million, $3.1 million, $15.3 million and $4.1 million, respectively. This decline in the net asset level has meant that the Fund's expense ratio has been higher than anticipated, and, with redemptions continuing, will probably rise in the future as fixed costs are distributed over a smaller asset base.

     GBF, on the other hand, has seen a significant increase in assets from basically nothing at inception (December 20, 1993) to approximately $18.5 million as of June 30, 1995. The Distributor anticipates that assets of GBF, whether the Reorganization is approved or not, will continue to increase. After the Reorganization, shareholders of WTF will be subject to GBF's higher total expense ratio. As described more fully below, GBF pays a higher fee pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). The aggregate of advisory administrative fees paid by GBF is higher than those paid by WTF. However, certain fixed share expenses (such as accounting, transfer agent, legal, etc.) will be lower for GBF than they currently are for WTF. Thus, the increase in 12b-1 fees and administrative fees may be partially offset by a decrease in the per share fixed costs. Shareholders of GBF would benefit from the reduction in per share fixed costs following the increase in total net assets after the Reorganization. See "Synopsis--Investment Advisory Fees" and "Synopsis--Other Fees" hereafter for more information regarding the funds' fee structures.

     Although WTF and GBF differ in some respects, they have similar investment objectives and portfolios. As more fully described in "Investment Objectives and Policies" above and "Special Considerations and Risk Factors" hereafter, both GBF and WTF seek long-term capital appreciation by investing globally in a mix of equity and debt securities. GBF does, however, place greater emphasis on current income and invests more heavily in fixed-income securities than does WTF. GBF will have no difficulty absorbing the net assets of WTF while continuing to attempt to achieve its investment objective.

     The Board of Trustees considered a number of factors and alternatives. In particular, the Board considered whether to continue operations in the face of an eroding asset base and an increasing expense ratio, merge WTF with GBF or liquidate WTF. The Trustees determined that the Reorganization, as described herein, provided greater benefits to shareholders than liquidation. Both options required WTF to call a shareholder meeting. Liquidating WTF would have required most shareholders to recognize either gains or losses in the current tax year when many shareholders might have preferred to defer such gains or losses. In addition, as more fully described in "Synopsis--Redemption of Shares", the exchange privilege allows all shareholders of WTF to exchange into another fund within the Van Eck group of funds without imposition of any exchange fees or sales charges or to redeem their shares without imposition of a sales charge. An exchange into GBF forces the shareholder to recognize a gain or loss for tax purposes, whereas the merger will achieve the same result as an exchange, but on a tax-free basis. The redemption procedure and exchange privilege allow any shareholder not desiring to participate in the Reorganization to achieve the same results as liquidation of WTF. The Board also considered FII's resources and performance record; compatibility of the Funds' investment objectives, policies, restrictions and portfolios; any factors which might require an adjustment to the exchange price or formula, such as costs or tax and other benefits to be derived by the Funds; tax consequences of the reorganization; relative benefits to be derived by the Adviser and/or its affiliates or other persons; and other factors.

INVESTMENT ADVISORY FEES

     Van Eck Associates Corporation (the "Adviser") acts as the investment adviser for GBF and WTF. The Adviser acts as investment adviser or sub-investment adviser to other mutual funds registered with the Securities and Exchange Commission under the 1940 Act and manages or advises managers of portfolios of pension plans and others. Total aggregate assets under management of the Adviser at June 30, 1995 were approximately $1.82 billion. John C. van Eck, Chairman and President of Van Eck Funds and Van Eck Worldwide Insurance Trust, and members of his immediate family own 100% of the voting stock of the Adviser.

     FII serves as sub-investment adviser (the "Sub-Adviser") to GBF. FII is a wholly-owned subsidiary of Fiduciary Investment Corporation, which, in turn, is a wholly-owned subsidiary of Fiduciary Trust Company International ("FTCI"). FTCI, a New York State chartered bank specializing in investment and administration of assets for pensions and other institutional accounts, has more than 30 years of experience in managing funds which invest in the international markets. FII has access to all of FTCI's investment infrastructure. The Adviser believes FII has unique knowledge and experience in global investing. FII also serves as Sub-Adviser to the Worldwide Balanced Fund series of Van Eck Worldwide Insurance Trust.

     GBF and WTF pay investment advisory and administrative fees (the "Advisory Fee") to the Adviser according to the following schedule/(1)/ :


Net Assets                   WTF   GBF/(2)//(3)/
---------------------------  ----  ------------

0-$500 million.............  .75%         1.00%
$500-$750 million..........  .65%         1.00%
In excess of $750 million..  .50%         1.00%
----------------

(1) The Advisory Fee is payable monthly computed on the average daily net assets.
(2) The Advisory Fee listed for GBF includes an investment advisory fee of .75% and an administrative fee, which includes certain accounting and legal expenses, of .25%. WTF does not pay a separate administrative fee and such services are billed to WTF by the Adviser.
(3) Of the investment advisory fee of .75%, the Adviser pays a fee to FII of .50% for its sub-investment advisory services.

OTHER FEES

  GBF adopted a Plan of Distribution pursuant to Rule 12b-1 of the 1940 Act for its Class A shares. Under this plan, GBF pays a fee to the Distributor accrued daily at an annual rate of 0.50% of the average daily net assets. Of the 12b-1 fee paid by GBF, the Distributor retains 50% of the fee and pays the balance to Brokers who have sold shares of GBF and to Brokers and Agents who service shareholder accounts of the Fund. GBF's 12b-1 Plan is a "compensation plan". Under a compensation plan, the fees paid by a fund under the Plan are not directly tied to expenses and payments by a fund and may be more or less than the actual expenses incurred under the Plan. GBF's 12b-1 Plan is also subject to a "carry-forward provision". In the event that any reimbursable or payable amount attributable to a fiscal year is in excess of GBF's annual limitation (.50% of average daily net assets) for that fiscal year (a "Carry-Forward Amount"), such expenses may be paid in a subsequent fiscal year, including after termination of the Plan, subject to the annual limitation. For all periods through April 30, 1996, the Distributor has agreed to waive its right to any Carry-Forward Amounts in the event the Plan is terminated unless the Board of Trustees has determined that reimbursement of such Carry-Forward amounts is appropriate. The Plan of Distribution in effect for GBF is described in more detail in the Prospectus under "Plan of Distribution."

  WTF also adopted a 12b-1 Plan and WTF pays a fee to the Distributor accrued daily at an annual rate of .25% of the average daily net assets. Of the 12b-1 fee paid by WTF, the Distributor pays the entire fee to Brokers and Agents who service WTF shareholder accounts. The Fund's 12b-1 Plan is a "reimbursement plan". Under a reimbursement plan, any fees accrued by a fund in excess of payments to Brokers and Agents and reimbursement of the Distributor for its actual expenses will be retained by the Fund. However, WTF has paid nearly the entire fee to Brokers and Agents as described above and to date, expenditures by the Distributor have exceeded payments. WTF's 12b-1 Plan does not have a carry-forward provision as described above.

  GBF, as described in footnote number 2 in the above chart, also pays the Adviser a fee for administrative and accounting services (the "Administrative Fee") at an annual rate of .25% of daily net assets. GBF's total operating expenses, annualized as of June 30, 1995, was 2.32% of average daily net assets. WTF's total operating expenses, annualized as of June 30, 1995, was 2.59% (and are currently running at a rate of 2.07%) of average daily net assets. The difference is due to extra-ordinary expenses and accruals for the period ending June 30, 1995. The following chart provides a comparison of the expenses paid by GBF and WTF.

                            Fund Operating Expenses

                                                                GBF After
Expense                                 GBF-A/(1)/   WTF/(2)/   Merger/(3)/
--------------------------------------  ----------   --------   -----------
Management Fee                              .75%        .75%        .75%
12b-1 Fees/Shareholder Servicing Fee        .50%        .25%        .50%
Administration Fee                          .25%          0%        .25%
Other Expenses                              .82%       1.07%        .75%
                                           ----        ----        ----

Transfer and Dividend Disbursing            .19%        .22%        .21%
Custodian Fees                              .20%        .11%        .24%
Other Expenses                              .43%        .74%        .30%
                                           ----        ----        ----

Total Fund Expenses                        2.32%       2.07%       2.25%
                                           ====        ====        ====
--------------

(1)  Unaudited, annualized as of June 30, 1995
(2) Unaudited, annualized as of June 30, 1995 and adjusted for extra-ordinary expenses and accruals.
(3) Unaudited, annualized as of June 30, 1995, assumes exchange of approximately $22 million from WTF to GBF

PURCHASE OF SHARES

  Shares of GBF and WTF may be purchased either by (1) ordering the shares through a selected broker-dealer or bank (a "Broker or Agent"), and forwarding a completed application or brokerage firm settlement instruction with payment or
(2) completing an application and mailing it with payment to the Funds' Transfer Agent. GBF offers its Class A shares and WTF offers its shares continuously at a price equal to net asset value plus a front-end sales charge of 4.75% of the offering price, subject to discounts on transactions greater than $100,000.
See "Purchase of Shares" in the Prospectus.

EXCHANGE RIGHTS

  Shares of the Funds may be exchanged for shares in the following funds which are also advised by the Adviser at the current net asset value: World Trends Fund (in the case of GBF), Gold/Resources Fund (Class A), U.S. Government Money Fund, Global Income Fund (Class A), International Investors Gold Fund (Class A), Asia Dynasty Fund (Class A), Global Balanced Fund (Class A), Asia Infrastructure Fund (Class A), Global SmallCap Fund (Class A), Global Hard Assets Fund (Class
A) and Gold Opportunity Fund (Class A). Shareholders of GBF and WTF are limited to six exchanges per calendar year. In addition, each Fund reserves the right to terminate, modify or impose a fee in connection with the exchange privilege as described in more detail in the Statement of Additional Information under "Exchange Privilege."

REDEMPTION PROCEDURES

  Class A Shares of GBF and shares of WTF may be redeemed at net asset value at any time. Shares of either of the funds may be redeemed by writing to DST, through the shareholder's Broker or Agent (although the Broker or Agent may charge a fee for its services) or, if the shareholder has so elected, by contacting DST by telephone. See "Redemption of Shares" in the Prospectus for more information.

DIVIDENDS AND DISTRIBUTIONS

  GBF intends to make distributions from net investment income on a quarterly basis in March, June, September and December while WTF intends to make distributions from net investment income in January and

August. Both funds intend to make distributions from net realized capital gains resulting from investment activities annually in January. If the Reorganization is approved by shareholders, WTF intends to declare any applicable dividends and distributions prior to the Exchange Date.

NET ASSET VALUE

  The net asset value of GBF and WTF is determined at the close of business of each day the New York Stock Exchange is open for trading. Both funds compute net asset value by dividing the value of the fund's securities, plus cash and other assets (including interest and dividends accrued but not yet received), less all liabilities (including accrued expenses), by the number of shares outstanding. Expenses, including fees paid to the Adviser, are accrued daily for the funds.

TAX CONSEQUENCES

  The Fund has obtained a private letter ruling from the Internal Revenue Service that: (i) the transfer of the net assets of WTF to GBF solely in exchange for GBF Class A shares and the distribution of such shares to the shareholders of WTF, as provided in the Plan, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) WTF will not recognize gain or loss on the transfer of its assets to GBF in the Reorganization, (iii) WTF will not recognize gain or loss upon its distribution to its shareholders of the GBF shares received in the Reorganization, (iv) GBF will not recognize a gain or loss upon the receipt of the assets of WTF in exchange for the GBF shares, (v) shareholders of WTF will not recognize a gain or loss in the exchange of shares of WTF for shares of GBF, (vi) the basis of GBF in the assets of WTF transferred in the Reorganization will be the same as the basis of WTF in such assets immediately prior to the Reorganization, (vii) the basis of the GBF shares received by the shareholders of WTF will be the same as the basis of the WTF shares exchanged, (viii) the holding period of the GBF shares received by shareholders of WTF will include the holding period of the WTF shares exchanged (provided that the WTF shares exchanged were held as a capital asset on the date of the reorganization) and (ix) GBF's holding period of WTF's assets transferred in the Reorganization will include the period for which such assets were held by WTF immediately prior to the Reorganization. For a discussion of additional tax considerations, see "Tax Consequences".

                    SPECIAL CONSIDERATIONS AND RISK FACTORS

  Since both GBF and WTF invest primarily in equity and debt securities of both foreign and domestic issuers, any risks inherent in such investments are applicable to both entities. GBF will, however, under normal market conditions, invest at least 25% of its assets in debt securities while WTF is not required to invest in debt securities to such an extent. Thus GBF may be more exposed to the risks involved with investing in debt securities. The market value of debt securities generally varies in direct response to changes in interest rates and the financial condition of the issuer. During periods of declining interest rates, the value of debt securities generally increases. Conversely, during periods of rising interest rates, the value of such securities generally declines. Debt securities with similar maturities may have different yields, depending upon several factors, including the relative financial condition of the issuers.

  While it is the policy of GBF generally not to engage in trading for short-term gains, GBF will effect portfolio transactions without regard to the holding period if, in the judgment of the Adviser and Sub-Adviser, such transactions are advisable in light of a change in circumstances of a particular company, within a particular industry or country, or in general market, economic or political conditions. This may lead to a higher portfolio turnover ratio. The annual portfolio turnover rate of GBF for the past two fiscal years has exceeded 100% while WTF's rate has been well below 100%. Due to the higher rate of turnover, GBF has paid a greater amount in brokerage commissions than WTF. The portfolio turnover rate of all funds may vary greatly from year to year.

  WTF is a diversified investment company while Global Balanced Fund is a non-diversified investment company. A diversified fund is one which meets the following definition: At least 75% of the value of its total assets is represented by cash and cash items (including receivables), government securities, securities of other investment companies and other securities; for purposes of this calculation limited in respect to any one issuer to an amount not greater than 5% of the value of the fund's total assets and to not more than 10% of the voting securities of such issuer. A non-diversified fund is any other fund. By virtue of being a non-diversified fund, GBF retains the ability to concentrate its portfolio of investments in a smaller number of issuers.
Such concentration would expose GBF to greater risk of loss in the event of a price decline in one or more issuers in which it held substantial positions. As of June 30, 1995, GBF had not invested more than

5% of its assets in any one issuer, but GBF may become more concentrated in the future.

  GBF may invest up to 10% of its assets in the securities of developing countries with emerging economies or securities markets while WTF may only invest up to 5% of its assets in such securities. Thus GBF may be more exposed to the risks involved with investing in such securities. Investments in the equity and fixed income markets of developing countries involves exposure to potentially unstable governments, economies based on only a few industries, and securities markets which trade a small number of securities and may therefore at times be illiquid. Securities markets of developing countries tend to be more volatile than the markets of developed countries. See "Risk Factors" in the Prospectus for a more detailed discussion of the risks involved with investments in developing countries.

  For hedging purposes only, GBF may enter into currency swaps while WTF is prohibited from making such investments. Currency swaps involve the exchange of rights to make or receive payments in specified currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for the other designated currency. Therefore, the entire principal value of the currency swap is subject to the risk that the other party to the swap will default on its delivery obligations. The use of currency swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio transactions. If FII is incorrect in its forecasts about market values and currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if this investment technique were not used.

  GBF may borrow up to 30% of the value of its net assets to increase holdings of portfolio securities (i.e., engage in leveraging) while WTF can only borrow up to 10% of its net assets for emergency purposes only and may not purchase securities if it has outstanding borrowings equal to 5% or more of its net assets. Leveraging by means of borrowing will exaggerate the effect of any increase or decrease in the value of the portfolio securities on the Fund's net asset values and money borrowed will be subject to interest and other costs which may or may not exceed the income received from the securities purchased with borrowed funds. In addition, GBF may lend to broker-dealers portfolio securities with an aggregate market value of up to one-third of its total assets while WTF may not make such loans. Such loans must be secured by collateral at least equal to the market value of the securities loaned and the Fund will continue to receive any interest or dividends paid on the loaned securities and will retain voting rights with respect to the securities. The Fund might experience the risk of loss if the broker-dealer involved in such a loan breaches its agreement.

  Investments in foreign securities may involve a greater degree of risk than investments in domestic securities due to the possibility of exchange controls, less publicly available information, and the possibility of expropriation, confiscatory taxation or political, economic or social instability. In addition, some foreign companies are not generally subject to the same uniform accounting, auditing and financial reporting standards as are American companies, and there may be less government supervision and regulation of foreign stock exchanges, brokers and companies. Foreign securities may also be subject to foreign taxes, higher custodian fees and dividend collection fees which could reduce the yield on such securities. Foreign securities, unless fully hedged, will be subjected to fluctuations in currency exchange rates.

  Both GBF and WTF, subject to certain restrictions, are allowed to utilize portfolio strategies involving options, futures, and repurchase agreements which may involve additional risks. See "Risk Factors" in both the Prospectus and the Statement of Additional Information for a more detailed discussion of the risks involved with these practices and strategies as well as the other practices and strategies discussed in this section.

                               THE REORGANIZATION

PROCEDURES

  The Trustees are hereby soliciting a shareholder vote of WTF to approve the Reorganization. It is anticipated that the shareholders meeting of Van Eck Funds, of which this proposal is a part, will be held on December __, 1995 at 99 Park Avenue, 8th Floor, New York, New York at 10:00 A.M. If the Funds' shareholders approve the Reorganization, the Reorganization will take place on or about December __, 1995.


TERMS OF THE AGREEMENT AND PLAN OF REORGANIZATION

  The following is a summary of the significant terms of the Plan which has been considered and approved by the Trustees of Van Eck Funds at meetings held on July 12, 1994 and October 17, 1995 and is attached to this Proxy
Statement/Prospectus as Exhibit A. This summary is qualified in its entirety by reference to the Plan.

  Valuation of Assets and Liabilities. The assets of GBF and WTF will be valued on the business day prior to the date on which the Reorganization will take place (the "Exchange Date"). The assets in each portfolio will be valued according to the procedures set forth under "Determination of Net Asset Value" in the Statement of Additional Information (a summary of that method appears herein under "Synopsis--Net Asset Value"). Redemption requests for WTF which have not been settled as of the Exchange Date will be treated as liabilities for purposes of the Reorganization. Exchange requests for WTF shares received on the Exchange Date will be treated and processed as exchanges from GBF and will be effected as of the close of business on the Exchange Date.

  Distribution of Shares and Transfer of Assets. On the Exchange Date, GBF will issue to WTF a number of Class A shares of beneficial interest, the aggregate net asset value of which will equal the aggregate net asset value of the assets transferred to GBF by WTF on the Exchange Date. Each shareholder of WTF will receive a number of Class A shares of GBF having an aggregate net asset value of his or her shares of WTF. No sales charge or fee of any kind will be charged to the shareholders of WTF in connection with their receipt of Class A shares of GBF in the Reorganization.

  Expenses. The expenses of the Reorganization that are directly attributable to each Fund will be borne by that Fund. Expenses attributable to GBF are expected to amount to approximately $________. The expenses of the Reorganization to be borne by WTF are expected to amount to approximately $_________. These expenses are expected to include the expenses incurred in printing and distributing the WTF's proxy statement and legal fees and accounting fees associated with each Fund's financial statements. The expenses of the Reorganization that are attributable to the transaction itself will be borne by WTF. These expenses are expected to include expenses incurred in connection with Board of Trustees meetings, portfolio transaction costs, if any, and other ordinary operating costs. Any registration fees under the Securities Act of 1933 and state securities commission registration and filing fees in connection with the Reorganization will be borne by GBF.

  Required Approvals. Approval of the Plan requires that a majority of WTF's outstanding voting shares, as defined in the 1940 Act, must vote in favor of the Plan. Such majority is defined as the lesser of (i) 67% or more of the outstanding shares present at the meeting, provided the holders of 50% or more of the outstanding shares are present in person or by proxy, or (ii) more than 50% of the outstanding shares.

  Amendments and Conditions. The Plan may be amended at any time prior to the Exchange Date with respect to any of the terms therein. The obligations of GBF and WTF are subject to various conditions, including a registration statement on Form N-14 being declared effective by the Securities and Exchange Commission, approval of the Reorganization by the shareholders of WTF and the continuing accuracy of various representations and warranties of GBF and WTF being confirmed by the respective parties.

BENEFITS TO WTF AS A RESULT OF REORGANIZATION

  1. Certain fixed costs, such as costs of printing shareholder reports, prospectuses, statements of additional information and proxy statements, legal expenses, transfer agency fees, audit fees, registration fees, mailing costs and other expenses will be spread across a larger asset base.

  The asset level of WTF has been steadily declining during the past several years. Net assets have declined from $85.6 million as of December 31, 1987 to approximately $46.8 million as of December 31, 1990 and were $22.6 million as of June 30, 1995. Net redemptions during the four most recent fiscal years were $3.3 million, $3.1 million, $15.3 million and $4.1 million, respectively. This decrease in net assets has meant that some fixed costs, such as those listed above have been spread over a smaller asset base. This has pushed WTF's expense ratio from 1.55% as of December 31, 1987 to 1.71% as of December 31, 1990 and the expense ratio had further risen to 1.85% as of December 31, 1994. If WTF continues to experience net redemptions, it expects that its expense ratio will continue to rise. Restrictions under various state securities laws prohibit total expenses of WTF (excluding certain expenses such as, but not limited to, interest, taxes, brokerage costs and litigation) from increasing beyond 2.50% plus an additional .25% in 12b-1 fees, for a maximum annual expense ratio of 2.75% of average daily net assets.

  GBF, on the other hand, has seen a significant increase in net assets from basically nothing at inception (December 20, 1993) to approximately $18.5 million as of June 30, 1995. The Distributor anticipates that net assets of GBF will continue to increase, whether or not the Reorganization is approved. It is estimated that after the Reorganization, assuming that substantially all of the net assets of WTF are part of the Reorganization, the total expense ratio of GBF would be 2.25%. As can be seen by the June 30, 1995 expense ratio, as WTF's net assets continue to erode and the net assets of GBF continue to grow, the gap between the two Fund's expense ratios will most likely narrow, and may cease to exist at all. There can be no guarantee that GBF's net assets or expense ratio will remain at current levels, or that such reduction in the expense ratio will be available in the future.

  2. GBF's net assets have been steadily increasing while the continuing redemptions in WTF may have adverse effects on the investment management strategies of the Fund.

  As described above, net redemptions in WTF during the past four fiscal years have exceeded $25 million, or roughly half of the Fund's net assets. The continuing net redemptions in WTF can be detrimental to the Fund and its shareholders for a number of reasons: investment programs which the Adviser may wish to implement or has implemented for WTF may be impaired; portfolio holdings which would otherwise be retained for investment reasons may have to be liquidated and additional transaction costs from the forced sale of securities to raise cash to meet redemptions would be incurred; and the recognition by a Fund of gains or losses from such forced sales which, from the shareholder's standpoint, might be detrimental. A stable and growing asset base, as the Distributor believes will be the case with GBF, with predictable cash flows, enables purchases of larger denomination investments and the resulting increase in negotiating capability; and increases the ability of WTF to diversify. There can be no guarantee that GBF's assets will continue to grow. Should such growth not materialize or GBF begin to experience net redemptions, the same portfolio management problems described may affect GBF.

  3. The Reorganization allows shareholders of WTF to defer recognition of gains or losses on their shares until they choose to do so.

  As more fully explained in "The Reorganization--Tax Consequences" below, WTF has obtained a private letter ruling from the Internal Revenue Service that the Reorganization will, for Federal income tax purposes, be on a tax-free basis. Thus, a shareholder of WTF will be able to defer the recognition of any gains or losses on his or her shares of WTF until shares of GBF received pursuant to the Reorganization are exchanged or sold. If WTF were liquidated rather than reorganized, a shareholder would have no choice but to recognize any gains or losses in the current tax year.

BENEFITS TO GBF AS A RESULT OF THE REORGANIZATION

  1. Certain fixed costs, such as costs of printing shareholder reports, prospectuses, statements of additional information and proxy statements, legal expenses, transfer agency fees, audit fees, registration fees, mailing costs and other expenses will be spread across a larger asset base, resulting in a lower overall expense ratio.

  As of June 30, 1995, the annualized expense ratio for the Class A shares of Global Balanced Fund ("GBF-A") was 2.32% of average daily net assets. Of this total expense ratio, .82% consists of fixed costs including printing costs, legal expenses, transfer agency fees and the like. As the assets of GBF grows, these costs are spread over a larger asset base and the total expense ratio usually declines. After the Reorganization, assuming that substantially all of the assets of WTF are transferred in the Reorganization, the total expense ratio of GBF-A is estimated at 2.25%, with other expenses per share totalling approximately .75% of average daily net assets. There can be no guarantee that GBF's assets or expense ratio will remain at current levels, or that such reduction in the expense ratio will be available in the future.

  2. GBF will receive the portfolio securities of WTF without incurring the normal transaction costs associated with purchasing such securities in the open market (brokerage commissions, etc.)

  The Adviser and FII have reviewed the portfolio of WTF and have determined that alterations of the portfolio will be necessary. Approximately one-half of the WTF portfolio will be liquidated for investment purposes. However, since cash will be transferred all at once, volume discounts allow GBF to replace these liquidated securities at less then normal transaction costs. GBF would be required to pay more had the cash come into the Fund over a period of time from sales and been used to purchase securities in the open market. Therefore, the reorganization will provide GBF with greater diversification at less then what it would have cost had the securities been purchased outside the reorganization. In addition, the Adviser, FII and the Trustees have determined that GBF will not suffer adverse tax consequences as a result of the transfer of assets from WTF in connection with the Reorganization.

TAX CONSEQUENCES

  The Reorganization has been structured with the intention that it will qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1)(C) of the Code. GBF and WTF have both elected to qualify as a regulated investment company under the Code and GBF intends to continue to elect to so qualify. For Federal income tax purposes: (i) the transfer of the assets of WTF to GBF solely in exchange for GBF shares and the distribution of such shares to the shareholders of WTF, as provided in the Plan, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, (ii) WTF will not recognize gain or loss on the transfer of its assets to GBF in the Reorganization, (iii) WTF will not recognize gain or loss upon its distribution to its shareholders of the GBF shares received in the Reorganization, (iv) GBF will not recognize a gain or loss upon the receipt of the assets of WTF in exchange for the GBF shares, (v) shareholders of WTF will not recognize a gain or loss on the exchange of shares of WTF for shares of GBF, (vi) the basis of GBF in the assets of WTF transferred in the Reorganization will be the same as the basis of WTF in such assets immediately prior to the Reorganization, (vii) the basis of the GBF shares received by the shareholders of WTF will be the same as the basis of WTF shares exchanged, (viii) the holding period of the GBF shares received by shareholders of WTF will include the holding period of WTF shares exchanged (provided that the WTF shares exchanged were held as a capital asset on the date of the reorganization) and (ix) GBF's holding period of WTF's assets transferred in the Reorganization will include the period for which such assets were held by WTF immediately prior to the Reorganization.

  Shareholders should consult their tax advisers regarding the Plan in light of their individual circumstances. As the foregoing relates only to Federal income tax consequences, shareholders should also consult with their tax advisers as to the state and local tax consequences of such transactions.

CAPITALIZATION

  The following table sets forth, as of June 30, 1995, the capitalization of GBF (Class A and B shares) and the capitalization of WTF.

                              Capitalization/(1)/


                                                                    Proforma Reorganization(2)
                                                                    -------------------------
                                 GBF-A       GBF-B        WTF        GBF-A (3)      GBF-B
                             ----------   -----------  -----------  -----------  -----------
Total Net Assets...........  $12,575,374   $5,925,661  $22,611,677  $35,191,991   $5,925,661
Shares Outstanding.........    1,267,004      600,531    1,792,378    3,544,609      600,531
Net Asset Value Per Share..  $      9.93   $     9.87  $     12.62  $      9.93   $     9.87
-------------------

(1)   Unaudited
(2)  Data does not take into account expenses incurred in the Reorganization.
(3) Had the Reorganization been consummated on June 30, 1995, WTF would have received 2,277,605 Class A shares of GBF, which would then have been available for distribution to its shareholders. No assurance can be given as to how many shares of GBF shareholders of WTF will receive on the date the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of GBF that will actually be received on or after such date.

                   GLOBAL BALANCED FUND AND WORLD TRENDS FUND

  For a general description of GBF and WTF, see the Prospectus. For the information of WTF's shareholders, certain cross references, as well as additional information regarding GBF are set forth below:

FINANCIAL HIGHLIGHTS

  The Financial Highlights below give selected information for a share of GBF and WTF outstanding for the year or period indicated. The Financial Highlights for the periods ending December 31, 1994 and 1993 have been audited by Coopers & Lybrand L.L.P., independent accountants, whose reports thereon appear in GBF's and WTF's Annual Reports, which are incorporated by reference into the Statement of Additional Information. This information should be read in conjunction with the financial statements and related notes that also appear in GBF's Annual and Semi-Annual Reports.

                         GLOBAL BALANCED FUND (CLASS A)

                                                                                 For the Period
                                                                                December 20, 1993
                                             Six Months        For the Year     (Commencement of
                                               Ended              Ended          Operations) to
                                          June 30, 1995(a)  December 31, 1994   December 31, 1993
                                          ----------------  ------------------  -----------------

Net Asset Value, Beginning of Period....           $ 9.07              $ 9.53               $9.53
                                                   ------              ------               -----

Income from Investment Operations:
  Net Investment Income.................             0.06                0.19                0.00
  Net Gain/(Loss) on Securities
     (both realized and unrealized).....             0.82               (0.56)               0.00
                                                   ------              ------               -----

Total from Investment Operations........             0.88               (0.37)               0.00
                                                   ------              ------               -----

Less Distributions:
  Dividends from Net Investment Income..            (0.02)               (.09)               0.00
                                                   ------              ------               -----

Net Asset Value, End of Period..........        $   9.93               $ 9.07              $ 9.53
                                                    ====                 ====                ====

Total Return (b)                                    9.71%               (3.90%)              0.00%

-------------------------------------------------------------------------------

Ratios/Supplementary Data

Net assets, End of Period (000)...................   $12,575    $13,986      $  562
Ratio of Expenses to Average
    Net Assets....................................    2.32%*      1.06%(c)     0.25%*(c)
Ratio of Net Investment Income/(Loss) to Average
    Net Assets....................................    1.37%*       1.99%      (0.25%)*
Portfolio Turnover Rate...........................    115.22%    174.76%       0.00%
---------------------

* Annualized
(a)  Unaudited
(b) Total return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of dividends at net asset value during the year and a redemption on the last day of the period. A sales charge is not reflected in the calculations of total return. Total return for the period ended December 31, 1993 was not annualized.
(c) The expense ratios for Class A shares would have been 2.59% and 7.76% if the expenses were not assumed by the Adviser.

                               WORLD TRENDS FUND

                                                Six Months        For the Year        For the Year
                                                  Ended              Ended               Ended
                                             June 30, 1995(a)  December 31, 1994   December 31, 1993
                                             ----------------  ------------------  ------------------
Net Asset Value, Beginning of Period.......           $12.29              $14.57              $12.42
                                                      ------              ------              ------
Income from Investment Operations:
      Net Investment Loss..................            (0.04)              (0.07)              (0.02)
      Net Gain on Securities
           (both realized and unrealized)..             0.37                0.40                2.79
                                                      ------              ------              ------

Total from Investment Operations...........             0.33                0.33                2.77
                                                      ------              ------              ------

Less Distributions:
  Distributions from Capital Gains                     (0.00)              (2.61)              (0.62)
                                                       ------              ------              ------

Net Asset Value, End of Period                        $12.62              $12.29              $14.57
                                                       =====              ======               =====

Total Return (b)                                       2.69%               2.27%              22.30%

--------------------------------------------------------------------------------

Ratios/Supplementary Data

Net assets, End of Period (000)...................    $22,612    $21,348     $28,425
Ratio of Expenses to Average
    Net Assets....................................     2.59%*       1.85%       1.86%
Ratio of Net Investment Income/(Loss) to Average
    Net Assets....................................   (0.66%)*      (0.32%)     (0.16%)
Portfolio Turnover Rate...........................       0.33%     12.31%       0.12%
---------------------

* Annualized
(a)  Unaudited
(b) Total return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of capital gains at net asset value during the year and a redemption on the last day of the period. A sales charge is not reflected in the calculations of total return.

INVESTMENT OBJECTIVES AND POLICIES

  For a discussion of GBF's and WTF's investment objective and policies, see "Investment Objective and Policies" in the prospectus and "Synopsis--Investment Objectives and Policies" herein.

MANAGEMENT DISCUSSION AND ANALYSIS

                              GLOBAL BALANCED FUND

The 1994 year started with much promise since the U.S. and U.K. economies were well into their recovery phases. Continental Europe and Japan were just showing signs of recovery following recessions which had been amongst the most severe since the oil shocks of the mid-1970's. However, the Fed became concerned that the strong economy would be inflationary and so they began a series of interest rate hikes in early February. The effect of this was to reduce liquidity flowing into both the domestic bond and equity markets which caused the worst performance in the U.S. bond market since 1969 and a 1.5% fall in the U.S. equity market

The global bull market was fueled by U.S. liquidity and so the Fed tightening cut cash flows into the Asian markets, resulting in sharp falls which were further exacerbated by the over-heating in the Chinese economy. Subsequently, the worst performing markets in 1994 included Hong Kong, Malaysia, Singapore and Thailand which had performed particularly well in 1993.

The final quarter of 1994 saw the collapse of the Mexican economy, following the realization that the foreign debt level was unsustainably high, and the subsequent rush to sell Mexican Pesos resulted in a 45% devaluation against the dollar in December alone and a 42% fall in dollar terms in the Mexican Bolsa index for the year overall. The Argentinean market was dragged down with Mexico, falling 21% in 1994.

Not everything was negative. The underlying weakness of the U.S. dollar against the main European currencies and Japanese yen meant that these markets were up in dollar terms. In addition, the Japanese market responded to the improved economy and subsequent profits recovered by 13%, although this was all in the first half of the year when this portfolio was still being funded.

Overall, therefore, 1994 was a very disappointing year for both bonds and equities. Investors, including U.S. mutual funds, slowed their investing mainly for fear that they would experience redemptions. The subsequent flow of funds caused the smaller markets in particular to underperform.

                                             60% MSCI World Equities/40%
                  Global Balanced-A          Salomon Brothers World Bond
                  -----------------          ---------------------------
Dec-93                  9,520                           10,000
Jan-94                  9,700                           10,429
Feb-94                  9,540                           10,322
Mar-94                  9,201                           10,050
Apr-94                  9,281                           10,242
May-94                  9,341                           10,223
Jun-94                  9,171                           10,266
Jul-94                  9,361                           10,416
Aug-94                  9,511                           10,591
Sep-94                  9,451                           10,456
Oct-94                  9,651                           10,703
Nov-94                  9,179                           10,367
Dec-94                  9,149                           10,439


                               WORLD TRENDS FUND

The World Trends Fund achieved a total return of 2.3% for the 12 months ended December 31, 1994.

Higher than expected economic growth and fears of resurgent inflation prompted the United States Federal Reserve Board to raise short-term interest rates substantially during the year, from 3% in January to 5.5% by December 31. Interest rates throughout much of Europe also reversed course, creeping upward. These rate hikes, on the tail of unusually strong 1993 performance that left many world markets overvalued, pushed many markets into declines despite strong corporate earnings and economic growth throughout much of the world. Certain markets and selective stocks, however, still provided moderate value.

The relative success of your Fund in 1994 resulted from a portfolio emphasis on both Japan and Germany, which accounted for approximately 20% and 15% of total investments respectively, during the year.

Over the course of the year, we hedged approximately 20% of our position in the U.S. stock market, which accounted for about 30% of total investments. Although the market was virtually flat, our emphasis in the U.S. has been on the pharmaceutical sector and the technology sector. Avoidance of the volatile emerging markets, some of which witnessed declines of over 30%, also proved beneficial.


                 World Trends Fund        S&P 500       MSCI World Index
                 -----------------        -------       ----------------
Sep-85                 9,526               10,000            10,000
Dec-85                 9,990               11,714            12,058
Jun-86                12,461               14,143            15,582
Dec-86                14,039               13,895            17,110
Jun-87                16,328               17,699            22,191
Dec-87                15,146               14,614            23,540
Jun-88                15,457               16,469            22,177
Dec-88                16,071               17,025            22,459
Jun-89                15,502               19,836            25,550
Dec-89                18,214               22,404            28,112
Jun-90                18,300               23,087            24,967
Dec-90                16,775               21,706            22,053
Jun-91                16,965               24,793            26,558
Dec-91                18,876               28,290            27,461
Jun-92                18,416               28,104            26,269
Dec-92                17,264               30,443            27,183
Jun-93                18,265               31,919            29,436
Dec-93                21,114               33,497            32,687
Jun-94                20,969               32,376            33,416
Dec-94                21,592               33,952            35,155


MANAGEMENT

  Trustees. The management of the business and affairs of GBF and WTF is the responsibility of the Board of Trustees. The Trustees of Van Eck Funds (of which GBF and WTF are series), consist of nine persons, five of whom are not "interested persons" as defined in the 1940 Act.

  Investment Adviser and Administrator. Van Eck Associates Corporation, 99 Park Avenue, New York, New York 10016, the Adviser, serves as the investment adviser and manager for the Funds pursuant to Advisory Agreements with the Trust. The Adviser manages the business and affairs of GBF pursuant to the Investment Advisory Agreement and Accounting and Administrative Services Agreement. FII serves as sub-investment adviser to GBF and provides the Fund with a continuous investment program which includes determining which securities should be bought and sold. GBF pays the Adviser fees and the Adviser pays the Sub-Adviser fees at the rates indicated under "Synopsis--Investment Advisory Fees" herein. The Advisory fees paid to the Adviser with respect to GBF are higher than the fees paid by most investment companies because of the complexities of managing this type of fund (such as following interest rates, currency exchange rates, industries and companies in many different countries and financial markets throughout the world). For a more complete description of the Adviser and its agreements with GBF see "Management" in the Prospectus and "Investment Advisory Services" in the Statement of Additional Information.

  Under the Investment Advisory Agreement with WTF, the Adviser provides WTF with a continuous investment program which includes determining which securities should be bought, sold or held. For additional information see "Management" in the Prospectus and "Investment Advisory Services" in the Statement of Additional Information.

  Portfolio Manager. FII assigns a team of managers led by a global strategist, which includes a global equity manager and a global fixed-income manager, to manage the Fund's portfolio of investments. The team consults with the FTCI research department, which includes international analysts who specialize in the equity markets of Japan, Europe, the Pacific Basin and Latin America, when making investment decisions. The two primary portfolio managers for GBF are listed below:

  Anne M. Tatlock -- FII's Chief Investment Strategist and Chief Investment Strategist of GBF has been serving in such capacity since the Fund commenced operations. Ms. Tatlock joined FTCI in 1984 and is currently President of the company where she is responsible for managing institutional investment management. Ms. Tatlock is head of the Institutional Investment Department and a member of the Board of Directors, the International Investment Committee and the Investment Policy Committee at FTCI.

  Brian Hopkinson -- FII's Portfolio Manager of GBF has been serving in such capacity since the Fund commenced operations. Mr. Hopkinson joined FTCI in 1986 after twelve years with Legal Assurance Society, Ltd. and C.S. Investments. He is Senior Vice President and Senior Global Equity Manager of FTCI as well as a member of the International Investment Committee at FTCI.

  Derek S. van Eck is the Portfolio Manager for WTF and is responsible for managing the funds' portfolio of investments. He is Director of Global Investments and Executive Vice President of the Adviser and an officer of other mutual funds advised by the Adviser.

  Transfer Agent. The Transfer Agent and Dividend Paying Agent for the funds is DST Systems, Inc., P.O. Box 418407, Kansas City, Missouri 64141.

  Expenses. For a discussion of the Funds' expenses, see "Transaction Data", "Purchase of Shares", "Management" and "Plan of Distribution" in the Prospectus and "Investment Advisory Services" and "The Distributor" in the Statement of Additional Information.

  Brokerage. For a discussion of the Funds' policies regarding brokerage commissions and transactions, see "Portfolio Transactions and Brokerage" in the Statement of Additional Information.

SHARES OF GBF TO BE ISSUED IN THE REORGANIZATION AND SHARES OF WTF

  Shares. On the Exchange Date, all shareholders of WTF will be given a number of Class A shares of beneficial interest, par value $.001 of GBF having an aggregate net asset value equal to the net asset value of his or her shares of WTF. The shares of GBF to be issued in the Reorganization will be identical in all respects to all Class A shares of GBF then outstanding.

  Voting Rights. Shareholders of GBF and WTF are entitled to one vote for each share and a fractional vote for each fractional share held in the election of Trustees (to the extent hereafter provided) and on other matters submitted to a vote of shareholders. With respect to the 12b-1 Plans in effect for GBF, Class A shareholders are only entitled to vote on matters affecting their particular plan. Under the Amended and Restated Master Trust Agreement, no annual or regular meeting of shareholders is required. Thus, there will ordinarily be no shareholder meeting unless required by the 1940 Act. The Board of Trustees is a self-perpetuating body until fewer than 50% of the Trustees serving as such are Trustees who were elected by the shareholders. Under the Amended and Restated Master Trust Agreement, any Trustee may be removed by a vote of two-thirds of the outstanding Trust shares (outstanding Trust shares include shares of all series of the Trust and not solely shares of GBF or WTF); and holders of ten percent or more of the outstanding shares of the Trust can require Trustees to call a meeting of shareholders for purposes of voting on the removal of one or more Trustees. With respect to each of WTF and GBF, each issued and outstanding share is entitled to participate equally in dividends and distributions declared by such fund and, upon liquidation or dissolution, in the net assets of such fund remaining after satisfaction of outstanding liabilities.

  Shareholder Liability. Under Massachusetts law, the Shareholders of the Trust could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Amended and Restated Master Trust Agreement of the Trust disclaims shareholder liability for acts or obligations of the Trust and require that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Amended and Restated Master Trust Agreement provides for indemnification out of the Trust's property for all losses and expenses of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its respective obligations. The Adviser believes that, in view of the above, the risk of personal liability to shareholders is remote. The liability provisions are identical for shareholders of GBF and WTF.

  Control. There are no persons who exercise control over GBF as "control" is defined in the 1940 Act except _____________. There are no persons who exercise control over WTF except _____________.

  Other Classes. WTF does not have any other classes of securities outstanding as defined in the 1940 Act. GBF has two classes of shares outstanding which are designated Class A and Class B shares. The two classes are identical in all respects except that: (1) the Class A shares will be subject to a front-end sales charge while the Class B shares will be subject to a Contingent Deferred Sales Charge, (2) each class has adopted its own Rule 12b-1 Plan, (3) the two classes will vote separately on their respective 12b-1 Plans and (4) any higher incremental transfer agency costs and any other costs attributable solely to Class A or Class B shares will be borne exclusively by such class. GBF has no other classes of securities outstanding as defined in the 1940 Act.

  Shareholder Inquiries. Shareholder inquiries with respect to GBF or WTF should be addressed to the Funds by telephone at (800) 544-4653 or in writing at the address set forth on the cover page of the Proxy Statement/ Prospectus.

  Dividends and Distributions. GBF intends to make distributions from net investment income on a quarterly basis in March, June, September and December while WTF intends to make distributions from net investment income in January and August. Both funds intend to make distributions from net realized capital gains resulting from investment activities annually in January. Dividends and capital gains may be received by the shareholder in cash or may be reinvested in GBF or WTF at the net asset value (without imposition of a sales charge) on the day so determined by the Board of Trustees. In addition, dividends and capital gains may also be reinvested in any other series of Van Eck Funds.

  Tax Consequences. For a discussion of the tax consequences associated with an investment in GBF or WTF, see "Taxes" in the Statement of Additional Information. Under present Massachusetts law, neither GBF nor WTF is subject to any Massachusetts income taxation during any year in which it qualifies as a regulated investment company under the Code. Either GBF or WTF may be subject to Massachusetts income taxes for any taxable year in which it does not so qualify. Shareholders are urged to consult their tax advisers regarding specific questions as to Federal, foreign, state and local taxes.

PURCHASE OF SHARES

  Both prior to, and subsequent to the Reorganization, shares of GBF will be offered continuously for sale by the Distributor or by Brokers and Agents which have entered into selling group or selling agency agreements with Van Eck Securities Corporation, 99 Park Avenue, New York, New York 10016 (the "Distributor"). The Reorganization will have no effect on the purchase procedures for shares of GBF. The purchase procedures for WTF are identical to those of GBF. See "Purchase of Shares" in the Prospectus. For more information on the Distributor, see "The Distributor" in the Statement of Additional Information.

  GBF and WTF have each adopted a 12b-1 Plan in accordance with the 1940 Act. GBF Class A shareholders pay a 12b-1 fee accrued daily at an annual rate of .50% of the average daily net assets and WTF shareholders at an annual rate of 0.25%. The 12b-1 Plan must be approved annually by the Board of Trustees. For more discussion of the 12b-1 Plan, see "Plan of Distribution" in the Prospectus.

REDEMPTION PROCEDURES

  Redemption procedures for Class A shares of GBF are identical to the redemption procedures currently in effect for WTF. Shares of the funds will be redeemed at the net asset value on the day on which proper instructions are received by DST. See "Redemption of Shares" in the Prospectus.

OTHER MATTERS

  It is not anticipated that any matters other than the adoption of the Plan described above will be brought before the Meeting. If, however, any other business is properly brought before the special meetings, proxies will be voted in accordance with the judgment of the persons designated on such proxies.

                   INFORMATION CONCERNING THE SPECIAL MEETING

DATE, TIME AND PLACE OF MEETING

  The Meeting for shareholders of WTF will be held on December __, 1995 at 99 Park Avenue, 8th Floor, New York, New York at 10:00 A.M.

SOLICITATION, REVOCATION AND USE OF PROXIES

  A shareholder executing and returning a proxy has the power to revoke it at any time prior to its exercise by executing a superseding proxy or by submitting a notice of revocation to the Secretary of the Fund at 99 Park Avenue, 8th Floor, New York, New York 10016. Although mere attendance at the Meeting will not revoke a proxy, a shareholder present at the Meeting may withdraw his or her proxy and vote in person.

  All shares represented by properly executed proxies, unless such proxies have previously been revoked, will be voted at the Special Meeting in accordance with the directions on the proxies; if no direction is indicated, the shares will be voted "FOR" the approval of the Plan and the other proposals.


RECORD DATE AND OUTSTANDING SHARES

  Only holders of record of each Fund's shares of beneficial interest, par value $.001 per share, at the close of business on November __, 1995 (the "Record Date") are entitled to vote at the Special Meeting and any adjournment thereof. At the close of business on the Record Date, there were approximately _________ shares of WTF outstanding and entitled to vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  No person or entity owns beneficially 5% or more of WTF's shares except
____________________.

No person or entity owns beneficially more than 5% or more of GBF's shares except __________________.

VOTING RIGHTS AND REQUIRED VOTE

  Voting procedures are described under "The Reorganization--Terms of the Agreement and Plan of Reorganization".

  A proxy that is properly executed and returned accompanied by instructions to withhold authority to vote with respect to the reorganization represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on the particular matter with respect to which the broker or nominee does not have the discretionary power), and the shares represented thereby will be considered not to be present at the Special Meeting for purposes of determining the existence of a quorum for the transaction of business for that proposal and be deemed not cast with respect to such proposal. Also, a properly executed and returned proxy marked with an abstention will be considered present at the Special Meeting for purposes of determining the existence of a quorum for the transaction of business. However, abstentions and broker "non-votes" do not constitute a vote "for" or "against" the matter, and, therefore have the effect of a negative vote on matters which require approval by a requisite percentage of the outstanding shares.

  In the event a quorum is not present at the Special Meeting or in the event that a quorum is present but sufficient votes to approve the reorganization are not received, the persons named as proxies may propose one or more adjournments of such Special Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares voted at the Special Meeting in person or by proxy. The persons named as proxies will vote those proxies that they are entitled to vote in such manner as they determine to be in the best interest of shareholders with respect to any proposal to adjourn the Special Meeting. A shareholder vote may be taken on the reorganization prior to such adjournment if sufficient votes have been received for approval.

  Under Massachusetts law, shareholders of a registered investment company are not entitled to demand fair value of the shares and will be bound by the terms of the Reorganization if the Plan is approved at the Meeting. Any shareholder in WTF may, however, either redeem his or her shares at net asset value or exchange his or her shares into another Van Eck fund (without imposition of any sales or redemption charge) prior to the date of the Reorganization.

                             ADDITIONAL INFORMATION

  This Proxy Statement/Prospectus and the related Statement of Additional Information do not include all the information set forth in the registration statements and exhibits relating thereto which GBF and WTF, respectively, have filed with the Securities and Exchange Commission, Washington, DC 20549, under the Securities Act of 1933 and the Investment Company Act of 1940, to which reference is hereby made.

  Reports, proxy statements, registration statements and other information filed by GBF and WTF can be inspected and copied at the public reference facilities of the Securities and Exchange Commission in Washington, DC and Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549 and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates.

EXHIBIT A

                     PLAN OF REORGANIZATION AND LIQUIDATION


  PLAN OF REORGANIZATION AND LIQUIDATION dated as of November __, 1995, adopted by Van Eck Funds, a Massachusetts business trust (the "Trust"), on behalf of the World Trends Fund, a series of the Trust, and the Global Balanced Fund, a series of the Trust. The World Trends Fund and the Global Balanced Fund are referred to collectively as the "Funds" and individually as a "Fund."

                              W I T N E S S E T H:

  WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

  WHEREAS, this Plan is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, such reorganization to consist of the transfer of all of the assets of the World Trends Fund in exchange solely for Class A shares of beneficial interest, par value $0.001 per share, of the Global Balanced Fund ("Global Balanced Fund Shares") and the assumption by the Global Balanced Fund of all of the stated liabilities of the World Trends Fund and the distribution, after the Closing hereinafter referred to, of Global Balanced Fund Shares to the shareholders of the World Trends Fund in liquidation of the World Trends Fund, all upon the terms and conditions hereinafter set forth in this Plan; and

  WHEREAS, the Trustees of the Trust, including a majority of the Trustees who are not interested persons, have determined with regard to each Fund that participating in the transactions contemplated by this Plan is in the best interests of the respective Funds.

  NOW, THEREFORE, the Trustees hereby declare the following Plan:

  1. Transfer of Assets. Subject to the terms and conditions set forth herein,
     ------------------
at the closing provided for in Section 5 (herein referred to as the "Closing"), the Trust shall transfer all of the assets of the World Trends Fund, and assign all Assumed Liabilities (as hereinafter defined) to the Global Balanced Fund, and the Global Balanced Fund shall acquire all such assets, and shall assume all such Assumed Liabilities, upon delivery to the Trust of Global Balanced Fund Shares having a net asset value equal to the value of the net assets of the World Trends Fund transferred (the "New Shares"). "Assumed Liabilities" shall mean all liabilities, expenses, costs, charges and reserves reflected in an unaudited statement of assets and liabilities of the World Trends Fund as of the close of business on the Valuation Date (as hereinafter defined), determined in accordance with generally accepted accounting principles consistently applied from the prior audited period. The net asset value of the New Shares and the value of the net assets of the World Trends Fund to be transferred shall be determined as of the close of regular trading on the New York Stock Exchange on the business day next preceding the Closing (the "Valuation Date") using the valuation procedures set forth in the then current prospectus and statement of additional information of the Global Balanced Fund.

  All Assumed Liabilities of the World Trends Fund, to the extent that they exist at or after the Closing, shall after the Closing attach to the Global Balanced Fund and may be enforced against the Global Balanced Fund to the same extent as if the same had been incurred by the Global Balanced Fund.

  2. Liquidation of the World Trends Fund. At or as soon as practicable after
     ------------------------------------
the Closing, the World Trends Fund will be liquidated and the New Shares delivered to the Trust on behalf of the World Trends Fund will be distributed to shareholders of the World Trends Fund, each shareholder to receive the number of New Shares equal to the pro rata portion of shares of beneficial interest of the World Trends Fund held by such shareholder as of the close of business on the Valuation Date. Such liquidation and distribution will be accompanied by the establishment of an open account on the share records of the Global Balanced Fund in the name of each shareholder of the World Trends Fund and representing the respective pro rata number of New Shares due such shareholder. As soon as practicable after the Closing, the Trust shall file on behalf of the World Trends Fund such instruments of dissolution, if any, as are necessary to effect the dissolution of the World Trends Fund and shall take all other steps necessary to effect a complete liquidation and dissolution of the World Trends Fund.

  3. Conditions Precedent. The obligations of the Trust to effectuate the Plan
     --------------------
of Reorganization and Liquidation hereunder shall be subject to the satisfaction of the following conditions:

  (a) At or immediately prior to the Closing, the Trust shall have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the World Trends Fund all of the Fund's investment company taxable income for taxable years ending at or prior to the Closing (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Closing (after reduction for any capital loss carry-forward);

  (b) Such authority and orders from the Securities and Exchange Commission (the "Commission") and state securities commissions as may be necessary to permit the Trust to carry out the transactions contemplated by this Plan shall have been received;

  (c) A registration statement of the Trust on Form N-14 under the Securities Act of 1933, as amended (the "Securities Act"), registering the New Shares under the Securities Act, and such amendment or amendments thereto as are determined by the Board of Trustees of the Trust to be necessary and appropriate to effect such registration of the New Shares (the "Registration Statement"), shall have been filed with the Commission and the Registration Statement shall have become effective, and no stop-order suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the Commission (and not withdrawn or terminated);

  (d) The New Shares shall have been duly qualified for offering to the public in all states in which such qualification is required for consummation of the transactions contemplated hereunder;

  (e) The Trustees of the Trust shall have received a legal opinion from Goodwin, Procter & Hoar, counsel to the Trust, in form and substance reasonably satisfactory to the Trustees of the Trust, as to such matters as the Trustees may reasonably request;

  (f) A vote approving this Plan and the reorganization contemplated hereby shall have been adopted by at least a majority (as defined in the 1940 Act) of the outstanding shares of beneficial interest of the World Trends Fund entitled to vote at the special meeting of shareholders of the World Trends Fund duly called for such purpose.

  4. Closing. The Closing shall be held at the offices of the Trust and shall
     -------
occur (a) as of the close of business on [December __, 1995], (b) if all regulatory or shareholder approvals shall not have been received, then on the first Monday following receipt of all necessary regulatory approvals and the final adjournment of the meetings of shareholders of the World Trends Fund at which this Agreement is considered or (c) such later time as the parties may agree. All acts taking place at the Closing shall be deemed to take place simultaneously unless otherwise provided. At, or as soon as may be practicable following the Closing, the Trust shall distribute the New Shares to the World Trends Fund Record Holders (as herein defined) by instructing the Global Balanced Fund to register the appropriate number of New Shares in the names of the World Trends Fund's shareholders and the Global Balanced Fund agrees promptly to comply with said instruction. The shareholders of record of the World Trends Fund as of the close of business on the Valuation Date shall be certified by the Trust's transfer agent (the "World Trends Fund Record Holders").

  5. Expenses. The expenses of the transactions contemplated by this Plan shall
     --------
be borne by World Trends Fund and Global Balanced Fund, except those expenses which are expressly set forth herein as expenses to be borne by Van Eck Associates Corporation, in its capacity as the sponsor of the World Trends Fund (the "Sponsor"). Such expenses shall be borne by World Trends Fund, Global Balanced Fund and the Sponsor whether or not the transactions contemplated hereby are consummated, except that the Sponsor shall have no responsibility with respect to pre-paid expenses in the event the transactions contemplated hereunder are not consummated. The expenses to be borne by the Sponsor shall consist of the following: (i) World Trends Fund's pre-paid fidelity bond and errors and omissions insurance premiums, (ii) operating expenses, costs, and liabilities arising in the ordinary course of business of the World Trends
Fund to the extent such expenses were not properly accrued for as of the Closing Date and (iii) Fifty percent of the cost associated with engaging a proxy solicitor if necessary.

  6. Termination. This Plan and the transactions contemplated hereby may be
     -----------
terminated and abandoned by resolution of the Board of Trustees of the Trust with respect to either of the World Trends Fund or the Global Balanced Fund, at any time prior to the Closing, if circumstances should develop that, in the opinion of the Board, in its sole discretion, make proceeding with this Plan inadvisable for either Fund. In the event of any such termination, there shall be no liability for damages on the part of either the World Trends Fund or the Global Balanced Fund, or their respective trustees or officers, to the other party or its trustees or officers.

  7. Amendments. This Plan may be amended, waived or supplemented in such manner
     ----------
as may be mutually agreed upon in writing by the authorized officers of the Trust with respect to either Fund; provided, however, that following the meeting of the World Trends Fund shareholders called by the Trust pursuant to Section 3(f) of this Agreement, no such amendment, waiver or supplement may have the effect of changing the provisions for determining the number of Global Balanced Fund Shares to be issued to the World Trends Fund shareholders under this Plan to the detriment of such shareholders without their further approval.

  8. Governing Law. This Plan shall be governed and construed in accordance with
     -------------
the laws of the Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

  9. Further Assurances. The Trust, with respect to World Trends Fund and Global
     ------------------
Balanced Fund, shall take such further action, prior to, at, and after the Closing, as may be necessary or desirable and proper to consummate the transactions contemplated hereby.

  10. Limitations of Liability. The term "Van Eck Funds" means and refers to the
      ------------------------
trustees from time to time serving under the Amended and Restated Master Trust Agreement (the "Master Trust Agreement") of the Trust, as the same may subsequently thereto have been, or subsequently hereto be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding-upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust, personally, but bind only the assets and property of the World Trends Fund or the Global Balanced Fund series of the Trust, as the case may be, as provided in the Master Trust Agreement. With respect to each Fund, the execution and delivery of this Plan has been authorized by the Trustees of the Trust and signed by an authorized officer of the Trust, acting as such, and neither such authorization nor such execution and delivery shall be deemed to have been made individually or to impose any personal liability, but shall bind only the Trust property of the respective series of the Trust as provided in its Master Trust Agreement. The Master Trust Agreement of the Trust provides, and it is expressly agreed, that each Fund shall be solely and exclusively responsible for the payment of its debts, liabilities and obligations, and that no other Fund shall be responsible for the same.

  IN WITNESS WHEREOF, the Trustees have caused this Plan to be executed on behalf of each Fund as of the date first set forth above by their duly authorized representatives.


Attest:                             VAN ECK FUNDS
                                    on behalf of World Trends Fund


______________________________    By:_______________________________



Attest:                             VAN ECK FUNDS
                                    on behalf of Global Balanced Fund



______________________________    By:_______________________________



  The undersigned hereby accept their obligation to pay expenses pursuant to
Section 5 hereof.


Attest:                           VAN ECK ASSOCIATES CORPORATION



______________________________    By:_______________________________

                      STATEMENT OF ADDITIONAL INFORMATION



                                 VAN ECK FUNDS
                              GLOBAL BALANCED FUND
                               WORLD TRENDS FUND
                           99 Park Avenue, 8th Floor
                           New York, New York  10016
                                 1-800-221-2220


  This Statement of Additional Information is not a prospectus and should be read in conjunction with the Proxy Statement/Prospectus of World Trends Fund (the "Fund" or "WTF"), a series of Van Eck Funds dated October __, 1995, which is enclosed. This Statement of Additional Information has been incorporated by reference into the Proxy Statement/Prospectus.

  Further information about the Global Balanced Fund series of Van Eck Funds ("GBF") is contained in and incorporated by reference to its latest prospectus, dated March 17, 1995, its latest Statement of Additional Information, dated March 17, 1995, its Annual Report to shareholders for the year ended December 31, 1994 and its Semi-Annual Report to shareholders for the six months ended June 30,1995, all of which are incorporated by reference herein and are available at no cost by either calling the Funds at the phone number listed above or by writing to the Funds at the above address.

  Further information about the Fund is contained in and incorporated by reference to its latest prospectus, dated March 17, 1995, its latest Statement of Additional Information, dated March 17, 1995, its Annual Report to Shareholders for the year ended December 31, 1994 and its Semi-Annual Report to shareholders for the six months ended June 30,1995, all of which are incorporated by reference herein and are available at no cost by either calling the Funds at the phone number listed above or by writing to the Funds at the above address.



       THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED OCTOBER __, 1995

                               TABLE OF CONTENTS


                                                                   Page
                                                                   ----

General Information ............................................    2

Pro Forma Financial Statements (Unaudited) .....................    3



                              GENERAL INFORMATION

     The shareholders of WTF are being asked to approve an Agreement and Plan of Reorganization and liquidation (the "Plan") which contemplates the exchange of net assets of WTF for Class A shares of GBF and the distribution of such shares to the shareholders of WTF. GBF is an open-end, non-diversified management investment company and Van Eck Funds is organized as a Massachusetts business trust. A Special Meeting of Shareholders to consider the Plan and other matters described in the Proxy Statement/Prospectus will be held at 99 Park Avenue, 8th Floor, New York, New York on December __, 1995 at 10:00 A.M.

     For detailed information about the Plan, shareholders of WTF should refer to the Proxy Statement/Prospectus. For further information about WTF and GBF, shareholders should refer to the Van Eck Funds Statement of Additional Information, dated March 17, 1995, each Fund's Annual Report to shareholders for the year ended December 31, 1994 and each Fund's Semi-Annual Report to shareholders for the six months ended June 30, 1995, all of which are incorporated by reference into this Statement of Additional Information.

PRO FORMA INVESTMENT PORTFOLIO OF MERGER BETWEEN GLOBAL BALANCED FUND AND WORLD TRENDS FUND AS OF JUNE 30, 1995



No. of Shares
or Principal
Amount                   Securities (a)                                            Value
-------------            --------------                                        ----------
Australia: 0.9%
6,053                    Amcor Ltd.                                           $    44,667
4,467                    Broken Hill Proprietary Co., Ltd.                         54,073
15,817                   News Corporation Ltd. Pfd.                                78,112
525,300                  Peptide Technology Limited                               190,091
                                                                              -----------
                                                                                  366,943
                                                                              -----------
Canada: 0.3%
CAD 204,000              Government of Canada Bond 6.50% 6/1/2004                 135,242
                                                                              -----------

Chile: 0.2%
700                      Chilgener S.A. (ADR)                                      22,138
300                      Embotelladora Andina S.A. (ADR)                           10,538
2,000                    Madeco S.A. (ADR)                                         57,500
                                                                              -----------
                                                                                   90,176
                                                                              -----------
China: 0.1%
2,000                    Jilin Chemical Industrial Company
                         Ltd. (ADR)                                                38,500
                                                                              -----------
Columbia: 0.1%
2,500                    Cementos Paz Del Rio, S.A. (ADR)                          42,188
                                                                              -----------

Denmark: 0.8%
DKK 1,929,000            Kingdom of Denmark Bond 7.00%
                         12/ 15/2004                                              321,857
                                                                              -----------

France: 6.3%
1,950                    AXA Ex Cie Du                                            105,471
FRF 1,195,000            Bons de Tresor 7.00% 11/12/1999                          245,796
470                      Castorama Dubois Investisse                               78,010
1,200                    Cetelem S.A.                                             185,797
600                      Compagnie Bancaire S.A.                                   71,841
4,000                    Compagnie de Saint-Gobain                                483,898
6,000                    Compagnie Generale des Eaux                              668,869
1,390                    Credit Local de France                                   129,129
FRF 990,000              France O.A.T Principal Strip 8.50% 10/25/2019             27,636
430                      Groupe Danone                                             72,436
500                      Legrand S.A.                                              79,480
200                      LVMH--(Moet-Hennessy)                                     36,045
510                      Lyonnaise Des Eaux S.A.                                   48,305
250                      Primagaz Cie                                              43,611
FRF 650,000              Republic of France Bond 8.50% 11/25/2002                 141,795
610                      Saint Gobain Papier Bois S.A.                             73,794
                                                                              -----------
                                                                                2,491,913
                                                                              -----------

Germany: 11.3%
709                      Bayerische Motoren Werke Pfd.                         $  282,051
10,000                   Deutsche Bank AG                                         486,058
DEM 919,000              Deutschland Republic Bond 7.125% 12/20/2002              671,560
DEM 38,000               Deutschland Republic Bond 7.375% 1/03/2005                28,079
500                      Allianz AG Holding                                       892,554
112                      Fresenius USA AG (Pfd).                                   75,582
1,080                    Linde AG                                                 640,556
168                      Linde AG                                                  99,642
405                      Mannesman AG                                             123,766
600                      Rheinelektra AG                                          460,020
1,000                    Siemens AG                                               496,875
305                      VEBA AG                                                  119,900
125                      Wella AG Pfd.                                             99,454
                                                                              -----------
                                                                                4,476,097
                                                                              -----------
Hong Kong: 0.8%
8,000                    Cheung Kong Holdings Ltd.                                 39,598
70,901                   First Pacific Co. Ltd.                                    62,767
6,000                    Guoco Group Ltd.                                          27,993
6,299                    HSBC Holdings PLC                                         80,796
8,000                    Sun Hung Kai Properties Ltd.                              59,191
8,000                    Swire Pacific Ltd. "A"                                    61,000
                                                                              -----------
                                                                                  331,345
                                                                              -----------
India: 2.4%
4,000                    Arvind Mills Ltd. (GDR) (144A)                            21,240
20,000                   India Magnum Fund N.V. Series B                          950,000
                                                                              -----------
                                                                                  971,240
                                                                              -----------
Indonesia: 0.3%
37,500                   Lippo Bank (Foreign)                                      66,092
1,500                    PT. Indonesia Satellite (ADR)                             57,375
                                                                              -----------
                                                                                  123,467
                                                                              -----------
Ireland: 0.3%
8,625                    Bank of Ireland                                           49,479
6,000                    CRH PLC                                                   40,270
14,000                   Jefferson Smurfit Group PLC                               42,387
                                                                              -----------
                                                                                  132,136
                                                                              -----------
Italy:0.9%
3,750                    Instituto Mobiliare Italino S.p.A. (ADR)                  69,375
ITL 550,000,000          Buoni Poliennali Bond 9.50% 12/01/1999                   306,815
                                                                              -----------
                                                                                  376,190
                                                                              -----------

Japan: 13.8%
400                      Autobacs Seven                                            38,961
2,000                    Canon Sales                                               55,490
10,000                   Daicel Chemical Industries                                51,240
100,000                  Dai-Tokyo Fire & Marine Insurance Co., Ltd.              708,383
50,000                   Ebara Corporation                                        608,028
100,000                  Hitachi. Ltd.                                          1,000,000
Yen 8,700,000            Japanese Government Bond #151 5.00% 9/20/02              117,958
Yen 29,200,000           Japanese Government Bond #10 4.90% 3/20/09               408,007
60,000                   Koa Fire & Marine Insurance Co., Ltd.                    368,359
2,000                    Mitsubishi Bank Ltd.                                      43,211
4,000                    Mitsubishi Estate Co. Ltd.                                45,100
3,000                    Mitsubishi Trust & Banking Corp.                          42,503

6                        Nippon Telegraph & Telephone                           $  50,295
170                      Nippon Television Network                                 38,335
4,000                    Sehsui Chemical Co.                                       47,226
16,000                   Sony Corporation ADR                                     776,000
5,000                    Sumitomo Bakelite Co. Ltd                                 34,238
8,000                    Taisei Corp.                                              47,320
51,000                   The Nomura Securities Co., Ltd.                          891,145
1,000                    Tokyo Electron Ltd.                                       34,238
2,000                    Tostem Corporation                                        61,629
                                                                              -----------
                                                                                5,467,666
                                                                              -----------
Malaysia: 0.4%
23,000                   DCB Holdings Berhad                                       67,453
5,000                    Genting Berhad                                            49,426
10,000                   United Engineers Ltd.                                     63,577
                                                                              -----------
                                                                                  180,456
                                                                              -----------
Mexico: 0.0%
50,000                   Fotoluz Corporacion S.A. "B"                              12,780
                                                                              -----------

Netherlands: 3.9%
3,188                    Aegon N.V.                                               110,347
480                      Heineken N.V.                                             72,699
2,800                    Koninklijke Ahold N.V.                                   100,368
2,600                    Philips Electronics N.V.                                 110,160
8,000                    Royal Dutch Petroleum Company                            975,000
1,900                    Royal PTT Nederland N.V.                                  68,352
1,110                    Wolters Kluwer                                            98,002
                                                                              -----------
                                                                                1,534,928
                                                                              -----------
New Zealand: 0.9%
10,000                   Carter Holt Harvey                                        24,462
20,000                   Fletcher Forestry Shares                                  26,333
NZ$485,000               New Zealand Government Bond 6.50% 2/15/2000              308,156
                                                                              -----------
                                                                                  358,951
                                                                              -----------
Norway: 0.3%
2,360                    Orkla A/S "A"                                            105,549
                                                                              -----------

Philippines: 0.1%
78,650                   S M Prime Holdings Inc.                                   21,544
                                                                              -----------

Singapore: 1.3%
3,000                    Fraser & Neave Ltd.                                       34,574
5,000                    Keppel Corporation Ltd.                                   40,802
6,000                    United Overseas Bank Ltd.                                 56,693
40,000                   Singapore Airlines Limited (Foreign)                     369,363
                                                                              -----------
                                                                                  501,432
                                                                              -----------
South Africa: 0.4%
5,000                    Barlow Limited                                            51,000
12,000                   General Mining Union Corp.                                40,800
5,000                    Sasol Ltd.                                                47,813
                                                                              -----------
                                                                                  139,613
                                                                              -----------
South Korea: 0.4%
1,000                    Korea Mobile Telecommunications                           35,750
800                      Pohang Iron & Steel Ltd. (ADR)                            23,600
1,911                    Samsung Electronics Ltd. (GDS)                           101,264
                                                                              -----------
                                                                                  160,614
                                                                              -----------

Spain: 3.6%
1,575                    Banco Central Hispano
                         Americano                                              $  33,415
3,000                    Banco Santander, S.A.                                    118,486
ESP 93,300,000           King of Spain Bond 10.25% 11/30/1998                     744,278
16,200                   Repsol, S.A. (ADR)                                       512,325
                                                                              -----------
                                                                                1,408,504
                                                                              -----------
Sweden: 1.8%
10,900                   Autoliv AB                                               582,851
600                      Hennes & Mauritz AB "B"                                   35,135
8,400                    SSAB Svenskt Stal AB ("A" Free Shares)                    97,570
                                                                              -----------
                                                                                  715,556
                                                                              -----------
Switzerland: 1.4%
130                      Alusuisse-Lonza Holdings AG                               82,218
110                      BBC Brown Boveri Ltd.                                    114,067
300                      Merkur Holding AG Reg'd.                                  84,298
415                      Oerlikon-Buehrle Hldg. AG                                 36,283
18                       Roche Holdings AG                                        116,190
195                      Winterthur Schweiz. (Right)                                1,408
195                      Winterthur Schweiz. Vers                                 117,390
                                                                              -----------
                                                                                  551,854
                                                                              -----------

Taiwan: 0.1%
3,751                    Tuntex Distinct (GDS)                                     34,697
                                                                              -----------

Thailand: 0.2%
50,000                   Bangkok Bank Public Company Ltd. (Foreign)                50,875
6,000                    Krung Thai Bank Ltd. (Foreign)                            24,306
                                                                              -----------
                                                                                   75,181
                                                                              -----------
United Kingdom: 7.7%
9,200                    British Aerospace PLC                                     82,537
29,000                   British Air Capital Conv. B                               86,300
8,069                    British Airport Authority                                 63,261
15,359                   British Petroleum Co., PLC                               110,258
15,900                   BTR PLC                                                   80,951
90,000                   Cable and Wireless PLC                                   616,685
13,100                   Cadbury Schweppes PLC                                     95,816
4,000                    Carlton Communications PLC                                60,744
11,300                   Chubb Security PLC                                        56,541
15,300                   Compass Group PLC                                         90,452
5,000                    David S. Smith Holdings                                   51,629
10,400                   Granada Group PLC                                        100,760
5,700                    Greencore Group PLC                                       43,053
8,500                    Guinness PLC                                              64,067
9,600                    Legal & General Group                                     81,383
22,000                   Morrison Wm. Supermarket                                  51,534
10,800                   National Westminster Bank                                 93,966
12,000                   Reuters Holdings  PLC Class B AD                         601,500
8,900                    Powergen PLC                                              27,159
10,181                   Siebe PLC                                                101,559
10,883                   Smithkline Beecham-A                                      98,676
18,800                   Takare PLC                                                57,519
4,096                    Thorn EMI PLC                                             85,177
GBP55,000                United Kingdom Treasury Note 9.75% 8/27/2002              93,736

GBP55,000                United Kingdom Treasury Note 7.00% 11/6/2001          $   81,891
GBP42,000                United Kingdom Treasury Note 8.50% 12/7/2005              67,105
                                                                              -----------
                                                                                3,044,259
                                                                              -----------
United States: 35.8%
2,000                    American Express Co. 6.25% "FDC" DECS (b)                 97,000
4,200                    American Express Company                                 147,525
12,000                   American International Group, Inc.                     1,368,000
8,000                    Archer-Daniels Midland Co.                               149,000
4,000                    Bank of New York Co. Inc.                                161,500
6,500                    Bergen Brunswig Corporation                              148,688
6,500                    BJ Service Company                                       147,875
10,000                   Bristol-Myers Squibb Company                             681,250
2,900                    CBS Inc.                                                 194,300
3,500                    Cabletron Systems, Inc.                                  186,375
2,500                    Capital Cities ABC, Inc.*                                270,000
5,000                    Cisco Systems, Inc.*                                     252,813
4,800                    Coastal Corp.                                            145,800
5,000                    Davidson & Associates Inc.                               198,750
8,000                    Deere & Company                                          685,000
4,600                    The Walt Disney Company*                                 255,875
1,500                    Du Pont de Nemours (E.I.)                                103,125
3,700                    Eaton Corp.*                                             215,063
5,800                    Enron Corp.*                                             203,725
6,100                    Federated Department Stores, Inc.                        157,075
10,000                   Fort Howard Corp.                                        141,250
26,000                   Ingersoll-Rand Company                                   994,500
3,000                    General Electric Co.                                     169,125
5,000                    General Instruments Corp.*                               191,875
5,700                    Health Management Associates, Inc.                       166,725
12,000                   Hewlett Packard Company (U.S.)                           894,000
1,600                    International Business Machines Corp.                    153,600
$180,000                 Liberty Property L.P Convertible Sub. Deb. 8.00%
                           07/01/2001                                             176,625
7,125                    Mattel Inc.*                                             185,250
24,000                   Merck & Co., Inc.                                      1,176,000
2,000                    Mobil Corp.                                              192,000
500                      Pakistan Telecom (GDR)                                    50,750
1,700                    Pfizer Inc.*                                             157,038
2,000                    Procter & Gamble Co.                                     143,750
$200,000                 RTC Commercial MTG Pass thru
                         CRT 1994 Class A 2C 7.45% 6/25/26*                       203,250
3,500                    SunAmerica Inc. Series D Convertible 3/01/96             161,000
20,000                   Sun Microsystems, Inc.                                   970,000
8,000                    Tanger Factory Outlet Centers, Inc.                      203,000
30,000                   Templeton Emerging Markets Fund, Inc.                    600,000
2,000                    Texas Instruments Inc.*                                  267,750
2,800                    Union Camp Corp.                                         162,050
$319,000                 U.S. Treasury Bond 7.25% 5/15/2016*                      338,888
$209,000                 U.S. Treasury Bond 10.50% 11/15/2024*                    231,631
$218,000                 U.S. Treasury Bond 10.75% 8/15/2005*                     289,293
$196,000                 U.S.Treasury Note 7.50% 11/15/2001*                      210,333
$7,000                   U.S. Treasury Note 7 50% 2/15/2005*                        7,625
                                                                              -----------
                                                                               14,206,047
                                                                              -----------

Total Stocks and Other Investments: 96.8%
(Cost: $ 26,608,889)                                                      $38,416,925
                                                                          -----------

Principal Amt.     Short-Term Obligations: 3.2%


$156,000           American Express Credit Corp C.P. due
                   07/03/95 interest yield of 5.93%                           155,949
1,100,000          GE Capital Corporation C.P. due
                   07/03/95 interest yield of 5.88%                         1,099,646
                                                                          -----------
Total Short-Term Obligations                                                1,255,595
                                                                          -----------
(Amortized Cost $1,255,595)

Options Purchased: 0.0%
-----------------------
700,000 YEN        Nikkei 225 Call Option (strike @19,830 expiring
                   09/08/ 95)                                                       0
459,875 DEM        DEM Put Option (strike DEM
                   @1.415 expiring 08/01/95)                                    2,328
                                                                          -----------
                   (Cost $56,872)                                               2,328
                                                                          -----------
Total Investments: 100% (Cost: 27,921,356)                                 39,674,848
                                                                          -----------

Options Written: 0,0%
---------------------

422,500 DEM        Call Option (strike DEM @1.30 08/01/95)                       (733)
487,500 DEM        Put Option (strike DEM@1.50 expiring 08/01/95)                (141)
                                                                          -----------
(Premiums Received $4,872)                                                       (874)
                                                                          -----------
Total Investments Net of Options Written: 100%
(cost: $ 27,916,484)                                                      $39,673,974
                                                                          ===========

(a)  Unless otherwise indicated, securities owned are Shares of common stock.
(b) Matures October 15, 1996 with a value based upon the average closing price of First Data Corp. common stock.

*    These securities are segregated for forward currency contracts.

          PRO FORMA STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)
                                 JUNE 30, 1995


                                                                 GLOBAL            WORLD      PRO FORMA    PRO FORMA
                                                              BALANCED FUND     TRENDS FUND  ADJUSTMENTS   COMBINED
                                                              ----------------  -----------  -----------  -----------

ASSETS:
Investments at value (cost $15,958,153, $11,963,203 and
 $27,921,356, respectively)                                        $17,311,359  $22,363,489               $39,674,848
Cash                                                                 1,181,394       99,491                 1,280,885
Receivables:                                                                                                        0
 Receivable for securities sold                                         56,528       37,173                    93,701
 Capital shares sold                                                   117,440        2,254                   119,694
 Dividends and interest                                                215,582      316,005                   531,587
 Open forward currency contracts                                        50,637            0                    50,637
Deferred organization costs                                             24,151            0                    24,151
                                                              ----------------  -----------  -----------  -----------
  Total assets                                                      18,957,091   22,818,412                41,775,503
                                                              ----------------  -----------  -----------  -----------

LIABILITIES:
Payables:
 Securities purchased                                                   18,826            0                    18,826
 Open forward currency contracts                                       150,334            0                   150,334
 Capital shares redeemed                                               139,211       50,297                   189,508
 Distribution fee                                                       10,111        4,726     $ 28,137       42,974
 Options written (premiums received $4,872)                                874            0                       874
 Accounts payable                                                      136,700      151,712      (33,077)     255,335
                                                              ----------------  -----------  -----------  -----------
  Total liabilities                                                    456,056      206,735       (4,940)     657,851
                                                              ----------------  -----------  -----------  -----------
NET ASSETS                                                         $18,501,035  $22,611,677       $4,940  $41,117,652
                                                              ================  ===========  ===========  ===========
CLASS A:
Net asset value and redemption price per share                          $ 9.93       $12.62                    $ 9.93

($12,575,374/ 1,267,004, $22,611,677/ 1,792,378
 and $35,191,991/ 3,544,609, respectively)
Maximum offering price per share                                        $10.43       $13.25                    $10.43

CLASS B:
Net asset value, offering price and redemption price                    $ 9.87                                 $ 9.87
  per share ($5,925,661/ 600,531)

                        PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)
                             FOR THE SIX MONTHS ENDED JUNE 30, 1995

                                                                   GLOBAL         WORLD      PRO FORMA   PRO FORMA
                                                                BALANCED FUND  TRENDS FUND  ADJUSTMENTS   COMBINED
                                                                -------------  -----------  -----------  ----------
INVESTMENT INCOME

INCOME:

Dividends                                                          $  138,550   $  175,476               $  314,026
Interest                                                              205,138       41,839                  246,977
                                                                -------------  -----------               ----------
  Total income                                                        343,688      217,315                  561,003

EXPENSES
Management                                                             69,795       84,412                  154,207
Distribution Class A                                                   32,352       28,137   $   28,137      88,626
Distribution class B                                                   28,355            0                   28,355
Transfer agent                                                         17,482       42,205       (4,058)     55,629
Custodian                                                              18,766       27,440       (2,500)     43,706
Professional                                                           10,630       28,925      (12,500)     27,055
Administrative                                                         23,265       26,935        1,202      51,402
Reports to shareholders                                                 8,267       21,994       (1,400)     28,861
Amortization of deferred organization costs                             3,415            0                    3,415
Registration                                                            6,192       13,821      (13,821)      6,192
Trustees                                                                2,646        3,632                    6,278
Other                                                                   8,779       14,174                   22,953
                                                                -------------  -----------  -----------  ----------
                                                                      229,944      291,675       (4,940)    516,679

  Net investment income                                               113,744      (74,360)       4,940      44,324

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions and options          (537,382)   1,180,622                  643,240
Realized gain (loss) from currency transactions                       521,011     (606,807)                 (85,796)
Realized loss from futures contracts                                        0     (242,817)                (242,817)
Change in unrealized appreciation of investments                    1,675,043      155,369                1,830,412
Change in unrealized appreciation of futures contracts                      0       28,350                   28,350
Change in unrealized appreciation of options written                   (4,894)           0                   (4,894)
Change in unrealized appreciation of forward currency
 contracts and other assets and liabilities                           (59,162)     100,317                   41,155
                                                                -------------  -----------  -----------  ----------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS                                         $1,708,360   $  540,674   $    4,940  $2,253,974
                                                                =============  ===========  ===========  ==========

Pro Forma Footnotes of Merger Between Global Balanced Fund and
World Trends Fund.
June 30, 1995 (unaudited)


1.   General

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of World Trends Fund by Global Balanced Fund, as if such acquisition had taken place as of January 1, 1995.

Under the terms of the Plan of Reorganization, the combination of Global Balanced Fund and World Trends Fund will be taxed as a tax free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of World Trends Fund in exchange for shares of Global Balanced Fund at net asset value. The statement of assets and liabilities and the related statement of operations of Global Balanced Fund and World Trends Fund have been combined as of and for the period ended June 30, 1995.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of World Trends Fund and Global Balanced Fund which are included in their respective semi-annual reports dated June 30, 1995.

2. PRO FORMA ADJUSTMENTS

The accompanying pro forma financial statements reflects changes in fund shares as if the merger had taken place on June, 30, 1995. Adjustments made to expenses for duplicated services that would not have been incurred if the merger took place on January 1, 1995.

            PRO FORMA INVESTMENT PORTFOLIO OF GLOBAL BALANCED FUND
                 AND WORLD TRENDS FUND AS OF DECEMBER 31, 1994

No. of Shares or
Principal
Amount                   Securities (a)                                                 Value
----------------         --------------                                                 -------------
Argentina: 0.3%
3,160                    CIA Interamericana de Automobile+                               $     27,649
6,000                    Mirgor (ADR)+                                                         31,500
2,000                    *YPF Sociedad Anonima (ADS)                                           42,750
                                                                                         ------------
                                                                                              101,899
                                                                                         ------------

Australia: 2.4%
6,053                    Amcor Ltd.                                                            43,735
8,000                    Broken Hill Proprietary Co., Ltd.                                    121,435
A$355,000                Government of Australia 7.0% 04/15/00                                241,528
9,000                    National Australia Bank, Ltd.                                         72,145
15,817                   News Corporation Ltd. Pfd.                                            54,566
525,300                  Peptide Technology Limited+                                          384,841
10,000                   Western Mining Corp. Holdings Ltd.                                    58,438
                                                                                         ------------
                                                                                              976,688
                                                                                         ------------
Belgium: 0.1%
BEF 2,000,000            Kingdom of Belgium 8.0% 12/24/12                                      58,466
                                                                                         ------------

Chile: 0.5%
2,200                    Compania Cervecerias Unidas S.A.
                         (ADR)                                                                 55,275
560                      Compania de Telefonos de Chile S.A.
                         (ADR)                                                                 44,100
2,800                    *Cristalerias de Chile S.A. (ADR)                                     44,100
2,000                    *Madeco S.A. (ADR)                                                    53,000
                                                                                         ------------
                                                                                              196,475
                                                                                         ------------
Colombia: 0.1%
2,500                    Cementos Paz Del Rio, S.A. (ADR)+                                     50,313
                                                                                         ------------

Denmark: 0.6%
DKK 1,711,000            Kingdom of Denmark 7.0% 12/15/04                                     243,736
                                                                                         ------------

Finland: 0.3%
795                      Nokia AB (Cum. Pfd. free shares)                                     117,129
                                                                                         ------------

France: 5.7%
259                      Carrefour S.A.                                                       107,346
1,220                    Cetelem S .A.                                                        218,307
314                      Colas S.A.                                                            51,833
350                      Compagnie De Fives-Lille                                              31,413
5,000                    Compagnie de Saint-Gobain                                            575,230
8,000                    Compagnie Generale des Eaux                                          777,965
1,370                    Credit Local de France S.A.                                           98,059
FRF 1,140,000            France O.A.T. 5.5% 04/25/04                                          176,287
70                       Legrand S.A.                                                          84,992
800                      SEB S.A.                                                              81,694
720                      Ugine S.A.                                                            50,590

1,900                    Valeo                                                              $  94,662
                                                                                         ------------
                                                                                            2,348,378
                                                                                         ------------
Germany: 13.4%
500                      Allianz AG Holding                                                   803,485
709                      Bayrische Motoren Werke Pfd.                                         253,035
100                      Buderus AG                                                            42,788
DEM 360,000              Bundesrepublik Deutschland 8.875% 12/20/00                           246,296
DEM 182,000              Bundesrepublik Deutschland 6.75% 01/04/24                             94,847
1,000                    Deutsche Bank AG                                                     464,666
DEM 75,000               Deutsche Bundespost 6.75% 4/01/04                                     44,811
112                      Fresenius USA AG (Pfd.)                                               54,066
670                      Fried Krupp AG Hoesch-Krupp                                           92,533
345                      Kaufhof Holdings AG                                                  106,651
1,800                    Linde AG                                                           1,051,307
405                      Mannesman AG                                                         110,300
360                      Preussag AG                                                          104,550
1,200                    Rheinelektra AG                                                    1,049,371
1,000                    Siemens AG                                                           416,875
DEM 730,000              Treuhandanstalt Obligation 6.375% 07/01/99                           454,383
305                      VEBA AG                                                              106,292
                                                                                         ------------
                                                                                            5,496,256
                                                                                         ------------
Hong Kong: 0.9%
8,000                    China Light & Power Co. Ltd.                                          34,117
15,000                   CITIC Pacific Ltd.                                                    36,153
70,000                   First Pacific Co. Ltd.                                                51,111
6,136                    HSBC Holdings PLC                                                     66,213
15,000                   Hutchison Whampoa Ltd.                                                60,675
9,000                    Sun Hung Kai Properties Ltd.                                          53,735
8,000                    Swire Pacific Ltd. "A"                                                49,832
                                                                                         ------------
                                                                                              351,836
                                                                                         ------------
India: 2.9%
4,000                    *Arvind Mills Ltd. (GDR) (144A)                                       19,000
20,000                   The India Magnum Fund N.V. Series B+                               1,150,000
                                                                                         ------------
                                                                                            1,169,000
                                                                                         ------------
Indonesia: 0.3%
37,500                   Lippo Bank (Foreign)                                                  58,007
1,500                    P.T. Indonesia Satellite (ADR)                                        53,625
                                                                                         ------------
                                                                                              111,632
                                                                                         ------------
Ireland: 0.4%
8,500                    Bank of Ireland                                                       39,679
6,000                    CRH PLC                                                               33,104
13,000                   Irish Life PLC                                                        38,693
7,000                    Jefferson Smurfit Group PLC                                           40,460
                                                                                         ------------
                                                                                              151,936
                                                                                         ------------
Italy: 1.1%
3,750                    Instituto Mobiliare Italiano S.p.A. (ADR)                             68,906
ITL 715,000,000          Republic of Italy 8.50% 01/01/99                                     395,749
                                                                                         ------------
                                                                                              464,655
                                                                                         ------------
Japan: 21.3%
7,000                    Amway Japan Ltd. (ADR)                                               113,750
3,000                    Canon Sales                                                           90,827
7,800                    Comson                                                               100,872
20,000                   Daido Steel Co., Ltd.                                                116,291
100,000                  The Dai-Tokyo Fire & Marine Insurance Co., Ltd.                      727,820

50,000                   Ebara Corporation                                                $   842,105
114,000                  Hitachi, Ltd.                                                      1,125,757
22,000                   Hitachi Zosen Corp.                                                  117,554
Yen 63,650,000           Japanese Government Bond #129 6.4% 03/20/00                          703,755
6,000                    Japan Securites Finance Co. Ltd.                                      99,248
5.000                    Jusco Co., Ltd.                                                      111,278
60,000                   The Koa Fire & Marine Insurance Co., Ltd.                            412,632
2,000                    Kyocera Corp.                                                        148,170
2,000                    Mabuchi Motor                                                        150,376
7,000                    Matsushita Electric Industrial Co. Ltd.                              115,088
17,000                   Minebea, Co.                                                         143,158
4,000                    Mitsubishi Bank Ltd.                                                  98,246
8,000                    Mitsubishi Estate Co. Ltd.                                            85,815
9,000                    Mitsubishi Trust & Banking Corp.                                     134,436
6,000                    Mori Seiki Co., Ltd.                                                 143,759
9,000                    NEC Corp.                                                            102,857
10,000                   Nippon Express                                                       100,251
35,000                   Nippon Steel Co.                                                     131,579
10                       Nippon Telegraph & Telephone                                          88,321
51,000                   The Nomura Securities Co., Ltd.                                    1,058,346
5,000                    Sanwa Bank, Ltd.                                                      99,248
7,000                    Sharp Corp.                                                          126,316
16,000                   Sony Corporation (ADR)                                               898,000
7,000                    Sumitomo Electric Industries                                          99,649
12,000                   Taisei Corp.                                                          74,346
26,000                   Tokuyama Corporation                                                 153,784
30,000                   Tosoh Corp.                                                          120,902
20,000                   Yaskawa Electric Corp.                                               108,672
                                                                                         ------------
                                                                                            8,743,208
                                                                                         ------------
Korea: 0.4%
3,000                    Goldstar Co., Ltd. (GDR)+                                             46,500
1,500                    Pohang Iron & Steel Co., Ltd. (ADR)                                   43,875
1,500                    Samsung Electronics Co., Ltd. (GDR) (144A)+                           74,250
62                       Samsung Electronics Co., LTD. (GDR)+                                   3,069
                                                                                         ------------
                                                                                              167,694
                                                                                         ------------
Malaysia: 0.4%
6,000                    Aokam Perdana Berhad                                                  37,126
6,000                    Edaran Otomobil Nasional Bhd.                                         45,584
5,000                    Genting Berhad                                                        42,882
8,000                    Malayan Banking Berhad                                                48,248
                                                                                         ------------
                                                                                              173,840
                                                                                         ------------
Mexico: 1.0%
3,200                    Grupo Elektra S.A. CPO+                                               22,848
1,950                    Grupo Industrial Durango ADR+                                         27,544
50,000                   Fotoluz Corporacion S.A "B"+                                          28,000
3,000                    Sigma Alimentos S.A. BCP+                                             31,500
150,000                  Telefonos de Mexico, S.A. de C.V.                                    306,000
                                                                                         ------------
                                                                                              415,892
                                                                                         ------------
Netherlands: 4.1%
980                      Akzo Nobel                                                           113,207
10,350                   Elsevier                                                             107,987
3,950                    Koninklijke Boskalis Westminster N.V.                                 80,603
3,605                    Koninklijke KNP                                                      102,656
NLG 180,000              Netherlands Government 7.25% 10/01/04                                 99,992

2,355                    Polygram N.V.                                                    $   109,551
10,000                   Royal Dutch Petroleum Company                                      1,075,000
                                                                                         ------------
                                                                                            1,688,996
                                                                                         ------------
New Zealand: 0.4%
10,000                   Carter Holt Harvey Ltd.                                               20,485
NZ$ 190,000              New Zealand 6.5% 02/15/00                                            110,572
20,370                   Skellerup Group Limited                                               30,513
                                                                                         ------------
                                                                                              161,570
                                                                                         ------------
Philippines: 0.1%
40,000                   Petron Corp.                                                          34,988
60,500                   S M Prime Holdings Inc.+                                              19,691
                                                                                         ------------
                                                                                               54,679
                                                                                         ------------
Singapore: 2.7%
7,200                    City Development Ltd.                                                 40,247
3,000                    Fraser & Neave Ltd.                                                   31,070
6,000                    Sembawang Shipyard Ltd. (Foreign)                                     44,856
100,000                  Singapore Airlines Limited                                           919,067
5,000                    United Overseas Bank Ltd. (Foreign)                                   52,812
                                                                                         ------------
                                                                                            1,088,052
                                                                                         ------------
South Africa: 0.4%
3,600                    Pepkor Ltd. (ADR) (144A)                                              40,050
5,000                    South African Breweries Ltd.                                         118,438
                                                                                         ------------
                                                                                              158,488
                                                                                         ------------
Spain: 1.7%
3,000                    Banco Santander, S.A.                                                114,806
ESP 23,470,000           Kingdom of Spain 7.40% 07/30/99                                      152,546
16,200                   Repsol, S.A. (ADR)                                                   441,450
                                                                                         ------------
                                                                                              708,802
                                                                                         ------------
Sweden: 2.0%
11,170                   Autoliv AB+                                                          450,139
9,900                    Bylock & Nordsjofrakt ("B" Free Shares)                               77,909
6,450                    Sandvik AB (''A" Free Shares)                                        104,120
2,100                    SSAB Svenskt Stal AB ("A" Free Shares)                                91,812
6,065                    Volvo AB ("B" Free Shares)                                           114,223
                                                                                         ------------
                                                                                              838,203
                                                                                         ------------
Switzerland: 1.2%
270                      Alusuisse-Lonza Holdings AG                                          135,722
125                      BBC Brown Boveri Ltd.                                                107,620
245                      Danzas Holding AG Participant Cert.                                   43,048
27                       Kuoni Reisebuuero AG P.C.                                             34,859
37                       Rieter Holding Ltd. AG Reg'd Shares                                   50,879
180                      Swiss Re Registered                                                  108,495
                                                                                         ------------
                                                                                              480,623
                                                                                         ------------
Taiwan: 0.4%
3,499                    Tuntex Distinct (GDS)+                                                45,487
$100,000                 Yang Ming Marine CV (144A) 2% 10/06/01                               113,250
                                                                                         ------------
                                                                                              158,737
                                                                                         ------------
Thailand: 0.1%
5,000                    Bangkok Bank Public Company Ltd. (Foreign)                            53,376
                                                                                         ------------

United Kingdom: 6.1%
9,200                    British Airport Authority                                             68,168
8,000                    British Petroleum Co., PLC                                            53,324
9,000                    British Sky Broadcasting Group PLC+(b)                                36,163

14,000                   BTR PLC                                                           $   64,367
100,000                  Cable and Wireless PLC                                               589,004
4,000                    Carlton Communications PLC                                            56,175
8,500                    Guinness PLC                                                          59,919
9,000                    Hanson PLC                                                            32,532
5,500                    Lloyds Bank PLC                                                       47,602
16,000                   Reuters Holdings PLC Class B (ADR)                                   702,000
10,102                   Siebe PLC                                                             88,223
14,000                   Takare PLC                                                            48,248
4,096                    Thorn EMI PLC                                                         66,410
Pds327,000               United Kingdom Treasury Note 8.5% 12/07/05                           504,082
30,614                   Vodafone Group PLC                                                   101,668
                                                                                         ------------
                                                                                            2,517,885
                                                                                         ------------
United States: 28.3%
2,000                    *American Express Co. 6.25% "FDC"
                         DECS(c)                                                               85,250
12,000                   American International Group, Inc.                                 1,176,000
4,000                    *Bank of New York Co. Inc.                                           116,000
3,500                    Cabletron Systems, Inc.                                              162,750
10,000                   Bristol-Myers Squibb Company                                         578,750
3,000                    *Capital Cities ABC, Inc.                                            255,750
2,900                    CBS Inc.                                                             160,588
5,000                    *Chrysler Corporation                                                245,000
5,000                    Cirrus Logic, Inc.+                                                  112,500
6,000                    Cisco Systems, Inc.                                                  210,750
3,500                    *Coastal Corp.                                                        90,125
1,700                    *Cyrk International Inc.+                                             70,338
8,000                    Deere & Company                                                      530,000
4,100                    Dentsply International Inc.                                          129,150
4,700                    *Eaton Corp                                                          232,650
3,800                    Enron Corp.                                                          115,900
7,000                    *Equitable Companies Inc.                                            126,875
8,000                    *Federated Department Stores, Inc.+                                  154,000
$200,000                 Federal National Mortgage Association
                          Discount Note 03/24/95                                              197,351
2,000                    *General Electric Co.                                                102,000
6,000                    Hewlett-Packard Company                                              599,250
4,000                    *Home Depot Inc.                                                     184,000
26,000                   Ingersoll-Rand Company                                               819,000
7,400                    *Kennametal Inc.                                                     181,300
180,000                  Liberty Property L.P. Convertible Sub Deb. 8.00% 7/01/01             176,625
5,700                    Mattel Inc.                                                          143,213
9,000                    *MCI Communications Corp .                                           165,375
21,000                   Merck & Co., Inc.                                                    800,625
1,500                    Mobil Corp.                                                          126,375
8,000                    Novell, Inc.                                                         137,000
300                      Pakistan Telecom GDR +                                                40,650
2,000                    *Procter & Gamble Co.                                                124,000
$200,000                 RTC Commercial MTG Pass thru CRT
                          1994 Class A 2C 7.45% 06/25/26                                      185,250
5,200                    *Sunbeam-Oster Co. Inc.                                              133,900
20,000                   Sun Microsystems, Inc.+                                              710,000
8,000                    Tanger Factory Outlet Centers, Inc .                                 188,000
30,000                   Templeton Emerging Markets Fund, Inc.                                585,000

4,500              *United Healthcare Corp.                                        $  203,063
$218,000           *U.S. Treasury Bond 10.75% 8/15/05                                 262,043
$30,000            U.S. Treasury Bond 7.25% 05/15/16                                   27,727
$630,000           *U.S. Treasury Bond 7.5% 11/15/24                                  602,438
5,900              Walt Disney Co.                                                    272,128
3,000              Wheeling-Pittsburgh Corp.                                          128,250
                                                                                 ------------
                                                                                   11,646,939
                                                                                 ------------
Total Stocks and Other Investments: 99.6%
(Cost: $30,972,248)                                                                40,895,383
                                                                                 ------------

Principal. Amt.    Short-Term Obligations: 0.3%
U.S.$140,000       GE Capital Corporation C.P. due
                   01/03/95 interest Yield of 5.0%                                    139,962
                                                                                 ------------
(Amortized Cost: $139,962)

Notional Value     Options Purchased: 0.1%
700,000 YEN        Nikkei 225 Call Option
                   (strike @ 19,830 expinng 09/08/95)+                                 28,560
15,850,000 YEN     Japanese Gov't Bond #144 Eurostyle
                   Call Option (strike 108.44 expiring 01/03/95)+                         906
44,000,000 YEN     Japanese Gov't Bond #164 Eurostyle
                   Call Option (strike 96.447 expiring 02/01/95)+                       2,382
103,004,000 YEN    Eurostyle Put Option
                   (strike JPY @ 98.5 expiring 5/18/95)+                               23,647
                                                                                 ------------
                   (Cost: $55,510)                                                     55,495
                                                                                 ------------

Total Investments: 100% (Cost: $31,167,720)                                        41,090,840
                                                                                 ------------

Notional Value Options Written:

103,004,000 JPY (strike @ 94.08 expiring 5/18/95)
                  (Premium Received $ 18,702)                                          (9,810)
                                                                                 ------------
Total Investments net of options written
  (cost: $31,149,018)                                                            $ 41,081,030
                                                                                 ============

(a)  Unless otherwise indicated, securities owned are shares of common stock.
(b)  Securities paid for by the fund which will be received at a future date.
(c) Matures October 15, 1996 with a value based upon the average closing price of First Data Corp. common stock.

*These secunties are segregated for forward currency contracts.
+Non-income producing security.

          PRO FORMA STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

                               DECEMBER 31, 1994

                                                              GLOBAL           WORLD      PRO FORMA    PRO FORMA
                                                           BALANCED FUND    TRENDS FUND  ADJUSTMENTS   COMBINED
                                                           ---------------  -----------  -----------   -----------
ASSETS:
Investments at value (cost $18,876,787 $12,290,973
 and $31,167,720, respectively)                             $18,554,950       $22,535,890               $41,090,840
Cash                                                            794,645           110,098                   904,743
Initial margin                                                        0            70,000                    70,000
Receivables:
 Receivable for securities sold                                 376,673         2,941,430                 3,318,103
 Capital shares sold                                             84,878           214,597                   299,475
 Dividends and interest                                         162,085           266,549                   428,634
 Receivable from Advisor                                        109,462                 0                   109,462
 Open forward currency contracts                                146,818             1,479                   148,297
Deferred organization costs and other assets                     27,908            12,320                    40,228
                                                           ------------       -----------               -----------
  Total assets                                               20,257,419        26,152,363                46,409,782
                                                           ------------       -----------               -----------
LIABILITIES:
Payables:
 Securities purchased                                           198,578                 0                   198,578
 Open forward currency contracts                                235,531           108,357                   343,888
 Capital shares redeemed                                          7,636            93,881                   101,517
 Management fee                                                     422                 0                       422
 Distribution fee                                                 3,930                 0   $ 69,218         73,148
 Dividends payable                                               95,740         4,509,751                 4,605,491
 Broker-variation margin                                              0            28,350                    28,350
 Options written (premiums received $18,702)                      9,810                 0                     9,810
 Accounts payable                                                91,768            64,151    (28,795)       127,124
                                                           ------------        ----------  ---------    -----------
   Total liabilities                                            643,415         4,804,490     40,423      5,488,328
                                                           ------------       -----------  ---------    -----------
NET ASSETS                                                  $19,614,004       $21,347,873   ($40,423)   $40,921,454
                                                           ============       ===========  =========    ===========
CLASS A:
Net asset value and redemption price per share                    $9.07            $12.29                     $9.07
($13,986,078/ 1,542,805, $21,347,873/ 1,736,605
 and $35,293,528/3,892,028, respectively)
Maximum offering price per share                                  $9.52            $12.90                     $9.52

CLASS B:
Net asset value, offering price and redemption price
  per share ($5,627,926/ 623,619)                                 $9.02                                       $9.02


                PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)
                         YEAR ENDED DECEMBER 31, 1994

                                                                    GLOBAL              WORLD      PRO FORMA     PRO FORMA
                                                                 BALANCED FUND       TRENDS FUND  ADJUSTMENTS    COMBINED
                                                             ----------------------  -----------  ------------  -----------
INVESTMENT INCOME

INCOME:

Dividends                                                           $  157,533       $  382,938                 $   540,471
Interest                                                               358,597           36,202                     394,799
                                                                    ----------       -----------                -----------
  Total income                                                         516,130          419,140                     935,270

EXPENSES
Management                                                             127,782          206,804                    334,586
Distribution Class A                                                    63,302           69,218   $    69,218      201,738
Distribution Class B                                                    43,723                0                     43,723
Transfer agent                                                          43,502           49,500        (8,114)      84,888
Custodian                                                               46,696           32,183        (5,000)      73,879
Professional                                                            26,452           33,925       (25,000)      35,377
Administrative                                                          43,781           48,816        20,119      112,716
Reports to shareholders                                                 20,570           25,796        (2,800)      43,566
Amortization of deferred organization costs                              6,888                0                      6,888
Registration                                                            15,409            8,000        (8,000)      15,409
Trustees                                                                 6,584            4,260                     10,844
Other                                                                   21,844           30,419                     52,263
                                                                    ----------       -----------  ------------  -----------
                                                                       466,533          508,921        40,423    1,015,877
Expenses assumed by advisor                                           (251,034)               0                   (251,034)
                                                                    ----------       -----------  ------------  -----------
Total expenses                                                         215,499          508,921        40,423      764,843
                                                                    ----------       -----------  ------------  -----------
  Net investment income(loss)                                          300,631          (89,781)      (40,423)     170,427


REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) from security transactions and options           (565,965)       4,628,650                  4,062,685
Realized loss from currency transactions                               (58,569)         (15,064)                   (73,633)
Realized loss from futures contracts                                         0           (4,624)                    (4,624)
Change in unrealized appreciation of investments                      (321,837)      (3,668,228)                (3,990,065)
Change in unrealized appreciation of futures contracts                       0          (28,350)                   (28,350)
Change in unrealized appreciation of options written                     8,892                0                      8,892
Change in unrealized appreciation of forward currency
 contracts and other assets and liabilities                            (88,500)        (122,804)                  (211,304)
                                                                    ----------       -----------  ------------  -----------
NET INCREASE(DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS                                           ($725,348)      $  699,799      ($40,423)    ($65,972)
                                                                    ==========       ===========  ============  ===========

Pro Forma Footnotes of Merger Between Global Balanced Fund and
World Trends Fund.
December 31, 1994 (unaudited)


1. General

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of World Trends Fund by Global Balanced Fund, as if such acquisition had taken place as of January 1, 1994.

Under the terms of the Plan of Reorganization, the combination of Global Balanced Fund and World Trends Fund will be taxed as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of World Trends Fund in exchange for shares of Global Balanced Fund at net asset value. The statement of assets and liabilities and the related statement of operations of Global Balanced Fund and World Trends Fund have been combined as of and for the year ended December 31, 1994.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of World Trends Fund and Global Balanced Fund which are included in their respective annual reports dated December 31, 1994.

The following notes refer to the accompanying pro forma statements as if the above mentioned acquisition of Global Balanced Fund and World Trends Fund had taken place as of January 1, 1994.

2. Pro Forma Adjustments

The accompanying pro forma financial statements reflect changes in fund shares as if the merger had taken place on December 31, 1994. Adjustments made to expenses for duplicated services that would not have been incurred if the merger took place on January 1, 1994.

                           Van Eck World Trends Fund
              --------------------------------------------------
                              1994 Annual Report

Dear Fellow Shareholder:

Most world stock markets performed below expectations in nineteen ninety-four with the notable exception of certain European countries and Japan. A weakening dollar versus most foreign currencies helped performance for U.S. investors, and in some cases even turned losses into moderate gains. We are pleased to report that the World Trends Fund achieved a total return of 2.3% for the 12 months ended December 31, 1994 compared to the average of -2.9% among all 94 global equity funds tracked by Micropal, Inc., a mutual fund evaluation service.*

Higher than expected economic growth and fears of resurgent inflation prompted the United States Federal Reserve Board to raise short-term interest rates substantially during the year, from 3% in January to 5.5% by December 31. Interest rates throughout much of Europe also reversed course, creeping upward. These rate hikes, on the tail of unusually strong 1993 performance that left many world markets overvalued, pushed many markets into decline despite strong corporate earnings and economic growth throughout much of the world. Certain markets and selective stocks, however, still provided moderate value.

The relative success of your Fund in 1994 resulted from a portfolio emphasis on both Japan and Germany, which accounted for approximately 20% and 15% of total investments respectively, during the year. Strength in the yen contributed to Japanese market gains of over 20% for the year in U.S. dollar terms. The German stock market, following much of Europe, declined in local currency terms, but the strength of the Deutschemark against the dollar left U.S. investors with positive results for the year.

Over the course of the year, we hedged approximately 20% of our position in the U.S. stock market, which accounted for about 30% of total investments, since we were cautious given the Federal Reserve's actions. Although the market was virtually flat, our emphasis in the U.S. has been on the pharmaceutical sector, with companies such as Merck and Bristol-Myers Squibb, and the technology sector, including Sun Microsystems and Hewlett Packard. Some of these holdings were among the portfolio's top performers. Avoidance of the volatile emerging markets, some of which witnessed declines of over 30%, also proved beneficial.
-------
* Includes global growth and global total return funds.

THE OUTLOOK

The U.S. economy has considerable momentum which should continue in 1995, driven by improved exports, capital spending and continued consumer spending. Thus, despite favorable news about inflation, we expect the Federal Reserve to continue raising short-term interest rates until there is clearly evidence of a cooling economy and lower expectations for inflation. Relative to the yen and the Deutschemark, the dollar may decline further since the promise of better U.S. finances implied by the Republican victory in November may be unrealized.

Thus, we continue to emphasize Europe and Japan as beneficiaries of economic recoveries while U.S. growth and profits remain under pressure from rising rates. We have, however, hedged the European currencies against a near-term rise of the dollar.

Since expectations for inflation in the United States for 1995 are already anticipated in current interest rate levels, any temporary abatement of these pressures should be positive for financial markets worldwide.

We appreciate your participation in the World Trends Fund and look forward to helping you meet your investment objectives in the future.


/s/ David R. Kenerson, Jr.               /s/ Derek S. van Eck

David R. Kenerson, Jr.                   Derek S. van Eck
Co-Portfolio Manager                     Co-Portfolio Manager

January 17, 1995

-------------------------------------------------------------------------------
Performance Record 12/31/94
-------------------------------------------------------------------------------

Average Annual         After Maximum             Before
Total Return           Sales Charge of 4.75%     Sales Charge
--------------         ---------------------     ------------
Life (since (9/20/85)         8.7 %                  9.2%
5 year                        2.5 %                  3.5%
1 year                       (2.6)%                  2.3%

-------------------------------------------------------------------------------
The performance data represents past performance and is not indicative of future results. Investment return and principal value of an investment in the Fund will vary so that shares, when redeemed, may be worth more or less than their original cost.

            World Trends Fund Investment Portfolio December 31, 1994

 NO. OF SHARES                                SECURITIES*                             VALUE (NOTE 1)
----------------------------------------------------------------------------------------------------
 FINANCE/INSURANCE: 22.1%
        500                          Allianz AG Holding (Germany)                     $   803,485
     12,000                          American International
                                      Group, Inc. (U.S.)                                1,176,000
      3,000                          Banco Santander, S.A.
                                      (Spain)                                             114,806
        800                          Cetelem S.A. (France)                                143,152
    100,000                          The Dai-Tokyo Fire & Marine
                                      Insurance Co., Ltd. (Japan)                         727,820
      1,000                          Deutsche Bank AG (Germany)                           464,666
      3,750                          Instituto Mobiliare
                                      Italiano S.p.A. (ADR)
                                      (Italy)                                              68,906
     60,000                          The Koa Fire & Marine
                                      Insurance Co., Ltd. (Japan)                         412,632
     51,000                          The Nomura Securities Co.,
                                      Ltd. (Japan)                                      1,058,346
                                                                                      -----------
                                                                                        4,969,813
                                                                                      -----------
 CAPITAL GOODS/AUTOMOTIVE: 21.9%
     10,000                          Autoliv AB (Sweden)+                                 384,734
        709                          Bayrische Motoren Werke
                                      Pfd. (Germany)                                      253,035
      8,000                          Deere & Company (U.S.)                               530,000
     50,000                          Ebara Corporation (Japan)                            842,105
     26,000                          Ingersoll-Rand Company
                                      (U.S.)                                              819,000
      1,800                          Linde AG (Germany)                                 1,051,307
      1,200                          Rheinelektra AG (Germany)                          1,049,371
                                                                                      -----------
                                                                                        4,929,552
                                                                                      -----------
 TECHNOLOGY/ELECTRONICS: 16.0%
      6,000                          Hewlett-Packard Company
                                      (U.S.)                                              599,250
    100,000                          Hitachi, Ltd. (Japan)                                987,506
      1,000                          Siemens AG (Germany)                                 416,875
     16,000                          Sony Corporation ADR (Japan)                         898,000
     20,000                          Sun Microsystems, Inc.
                                      (U.S.)+                                             710,000
                                                                                      -----------
                                                                                        3,611,631
                                                                                      -----------
 CONSUMER/BUSINESS SERVICES: 14.6%
    100,000                          Cable and Wireless PLC
                                      (U.K.)                                              589,004
      8,000                          Compagnie Generale des Eaux
                                      (France)                                            777,965
     16,000                          Reuters Holdings PLC Class
                                      B ADR (U.K.)                                        702,000
    100,000                          Singapore Airlines Limited
                                      (Singapore)                                         919,067
    150,000                          Telefonos de Mexico, S.A.
                                      de C.V. (Mexico)                                    306,000
                                                                                      -----------
                                                                                        3,294,036
                                                                                      -----------

-------
 *Unless otherwise indicated, securities owned are shares of common stock. +Non-income producing security.

NO. OF SHARES                                 SECURITIES*                             VALUE (NOTE 1)
---------------------------------------------------------------------------------------------------
HEALTH CARE: 7.8%
    10,000                           Bristol-Myers Squibb Company
                                      (U.S.)                                           $  578,750
    21,000                           Merck & Co., Inc. (U.S.)                             800,625
   525,300                           Peptide Technology Limited
                                      (Australia)+                                        384,841
                                                                                       ----------
                                                                                        1,764,216
                                                                                       ----------
INVESTMENT COMPANIES: 7.7%
    20,000                           The India Magnum Fund N.V.
                                      Series B (India)+                                 1,150,000
    30,000                           Templeton Emerging Markets
                                      Fund, Inc. (U.S.)                                   585,000
                                                                                       ----------
                                                                                        1,735,000
                                                                                       ----------
NATURAL RESOURCES: 6.7%
    16,200                           Repsol, S.A. ADR (Spain)                             441,450
    10,000                           Royal Dutch Petroleum
                                      Company (Netherlands)                             1,075,000
                                                                                       ----------
                                                                                        1,516,450
                                                                                       ----------
REAL ESTATE/CONSTRUCTION: 2.6%
     5,000                           Compagnie de Saint-Gobain
                                      (France)                                            575,230
                                                                                       ----------
TOTAL STOCKS: 99.4%
(Cost: $12,150,971)                                                                    22,395,928
                                                                                       ----------

PRINC. AMT.                         SHORT-TERM OBLIGATIONS: 0.6%
--------------------------------------------------------------------------------------------------
U.S.$140,000                         GE Capital Corporation C.P.
                                     due 01/03/95 interest Yield
                                     of 5.0% (Amortized Cost:
                                     $139,962)                                            139,962
                                                                                      -----------
TOTAL INVESTMENTS: 100%
(Cost: $12,290,973)                                                                   $22,535,890
                                                                                      ===========

SUMMARY OF INVESTMENTS BY COUNTRY                                                    % OF PORTFOLIO
---------------------------------                                                    --------------
Australia                                                                                  1.7%
France                                                                                     6.6
Germany                                                                                   17.9
India                                                                                      5.1
Italy                                                                                       .3
Japan                                                                                     21.9
Mexico                                                                                     1.4
Netherlands                                                                                4.8
Singapore                                                                                  4.1
Spain                                                                                      2.5
Sweden                                                                                     1.7
United Kingdom                                                                             5.7
United States (includes short-term obligations)                                           26.3
                                                                                         -----
                                                                                         100.0%
                                                                                         =====

                       See Notes to Financial Statements.

                     World Trends Fund Financial Statements
--------------------------------------------------------------------------------

                       See Notes to Financial Statements.
STATEMENT OF ASSETS AND LIABILITIES
December 31, 1994

ASSETS:
Investments at value (cost, $12,290,973) (Note 1)                 $22,535,890
Cash                                                                  110,098
Initial margin (Note 5)                                                70,000
Receivables:
 Securities sold                                                    2,941,430
 Dividends                                                            266,549
 Capital shares sold                                                  214,597
 Open forward currency contracts (Note 6)                               1,479
Other                                                                  12,320
                                                                  -----------
  Total assets                                                     26,152,363
                                                                  -----------
LIABILITIES:
Payables:
 Dividend payable                                                   4,509,751
 Open forward currency contracts (Note 6)                             108,357
 Capital shares repurchased                                            93,881
 Broker-variation margin (Note 5)                                      28,350
 Accounts payable                                                      64,151
                                                                  -----------
  Total liabilities                                                 4,804,490
                                                                  -----------
NET ASSETS                                                        $21,347,873
                                                                  ===========
Shares of beneficial interest outstanding (unlimited
 number of $.001 par value shares authorized)                       1,736,605
                                                                  ===========
Net asset value and redemption price per share                         $12.29
                                                                       ======
Maximum offering price per share (NAV/(1-maximum sales
  commission))                                                         $12.90
                                                                       ======

Net assets consist of:
 Aggregate paid in capital                                        $11,434,173
 Unrealized appreciation of investments, futures contracts
  and forward currency contracts                                   10,109,689
 Distributions in excess of net investment income                     (53,139)
 Distributions in excess of realized gains                           (142,850)
                                                                  -----------
                                                                  $21,347,873
                                                                  ===========

--------------------------------------------------------------------------------

STATEMENT OF OPERATIONS
For the Year Ended December 31, 1994
INVESTMENT INCOME:
INCOME:
Dividends (less foreign taxes withheld
 of $56,324)                                           $  382,938
Interest                                                   36,202
                                                       ----------
  Total income                                            419,140
EXPENSES:
Management (Note 2)                       $    206,804
Distribution (Note 4)                           69,218
Transfer agent                                  49,500
Custodian                                       32,183
Professional                                    33,925
Administrative (Note 2)                         48,816
Reports to shareholders                         25,796
Registration                                     8,000
Trustees                                         4,260
Insurance                                        5,587
Other                                           24,832
                                          ------------
  Total expenses                                          508,921
                                                       ----------
  Net investment loss                                     (89,781)
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS (NOTE 3)
Realized gain from security transactions
 (excluding short-term securities):
 Proceeds from sales                        11,146,693
 Cost of securities sold                     6,518,043
                                          ------------
  Realized gain                                         4,628,650
Realized loss from foreign currency
 transactions                                             (15,064)
Realized loss from futures contracts                       (4,624)
Change in unrealized depreciation of
 futures contracts                                        (28,350)
Unrealized appreciation of investments:
 Beginning of year                          13,913,145
 End of year                                10,244,917
                                          ------------
  Change in unrealized appreciation                    (3,668,228)
Change in unrealized depreciation of
 forward currency contracts                              (122,804)
                                                       ----------
NET INCREASE IN NET ASSETS RESULTING
 FROM OPERATIONS                                       $  699,799
                                                       ==========

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31, 1994
 and 1993

INCREASE (DECREASE) IN NET ASSETS:                      1994         1993
                                                      -----------  -----------
 Operations:
 Net investment loss                                 $   (89,781) $   (45,483)
 Realized gain from security
  transactions                                         4,628,650    1,516,108
 Realized gain (loss) from foreign
  currency transactions                                  (15,064)       3,551
 Realized loss from futures contracts                     (4,624)         --
 Change in unrealized appreciation of
  investments                                         (3,668,228)   4,296,775
 Change in unrealized depreciation of
  futures contracts                                      (28,350)         --
 Change in unrealized depreciation of
  forward currency contracts                            (122,804)      15,926
                                                     -----------  -----------
 Increase in net assets resulting from
  operations                                             699,799    5,786,877
 Undistributed net investment income
  included in price of shares sold and
  reacquired (Note 1)                                     49,859      (31,440)
 Dividends to shareholders from:
 Net realized gain                                    (4,510,635)  (1,209,481)
                                                     -----------  -----------
                                                      (3,760,977)   4,545,956
                                                     -----------  -----------
Capital share transactions*
 (exclusive of amounts allocated
 to net investment income):
 Net proceeds from sales of shares                    27,448,559   58,743,652
 Reinvestment of dividends                             1,011,717    1,894,004
                                                     -----------  -----------
                                                      28,460,276   60,637,656
 Cost of shares reacquired                           (31,726,962) (63,700,726)
                                                     -----------  -----------
 Decrease in net assets
  resulting from capital share
  transactions                                        (3,266,686)  (3,063,070)
 Decrease in additional paid in
  capital for reversal of amounts
  previously allocated to undistributed
  net investment income (Note 1)                         (49,859)         --
                                                     -----------  -----------
 Total increase (decrease) in net assets              (7,077,522)   1,482,886
NET ASSETS:
 Beginning of year                                    28,425,395   26,942,509
                                                     -----------  -----------
 End of year (including distributions
  in excess of net investment income of
  ($53,139) and ($220,775), respectively)            $21,347,873  $28,425,395
                                                     ===========  ===========
*SHARES OF BENEFICIAL INTEREST
 ISSUED AND REDEEMED
 Shares sold                                           1,843,879    4,420,137
 Reinvestment of dividends                                70,087      154,474
                                                     -----------  -----------
                                                       1,913,966    4,574,611
 Shares reacquired                                    (2,128,778)  (4,791,703)
                                                     -----------  -----------
 Net decrease                                           (214,812)    (217,092)
                                                     ===========  ===========

                    World Trends Fund Financial Statements
-------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
For a share outstanding throughout each period

                                                   YEAR ENDED DECEMBER 31,
                           -----------------------------------------------------------------------------------
                            1994      1993      1992      1991     1990      1989     1988     1987     1986     1985+
                           -------   -------   -------   -------  -------   -------  -------  -------  -------  -------
Net Asset Value,
 Beginning of Period.....   $14.57    $12.42    $14.76   $ 13.27  $ 14.83   $ 13.27  $ 13.15  $ 13.41   $ 9.70   $ 9.25
                           -------   -------   -------   -------  -------   -------  -------  -------  -------  -------
Income from Investment
 Operations:
 Net Investment Income
  (Loss).................    (0.07)    (0.02)     0.02     0.068     0.22      0.23     0.16     0.29     0.28     0.05
 Net Gains or Losses on
  Securities (both
  realized and
  unrealized)............     0.40      2.79     (1.28)    1.592    (1.38)     1.53     0.64     0.79     3.63     0.40
                           -------   -------   -------   -------  -------   -------  -------  -------  -------  -------
Total from Investment
 Operations..............     0.33      2.77     (1.26)     1.66    (1.16)     1.76     0.80     1.08     3.91     0.45
                           -------   -------   -------   -------  -------   -------  -------  -------  -------  -------
Less Distributions:
 Dividends from Net
  Investment Income......      --        --      (0.03)   (0.078)   (0.14)    (0.20)   (0.15)   (0.41)   (0.15)     --
 Distributions from
  Capital Gains..........    (2.61)    (0.62)    (1.05)   (0.092)   (0.26)      --     (0.53)   (0.93)   (0.05)     --
                           -------   -------   -------   -------  -------   -------  -------  -------  -------  -------
Total Distributions......    (2.61)    (0.62)    (1.08)    (0.17)   (0.40)    (0.20)   (0.68)   (1.34)   (0.20)     --
                           -------   -------   -------   -------  -------   -------  -------  -------  -------  -------
Net Asset Value, End of
 Period..................   $12.29    $14.57    $12.42    $14.76   $13.27    $14.83   $13.27   $13.15   $13.41    $9.70
                           =======   =======   =======   =======  =======   =======  =======  =======  =======  =======
Total Return (a).........     2.27%    22.30%    (8.54%)   12.52%   (7.90%)   13.30%    6.10%    7.90%   40.54%    4.87%
-------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTARY DATA
Net Assets, End of Period
 (000)...................  $21,348   $28,425   $26,943   $47,878  $46,819   $61,536  $71,452  $85,581  $66,627  $12,348
Ratio of Expenses to
 Average Net Assets......     1.85%     1.86%     1.75%     1.67%    1.71%     1.56%    1.63%    1.55%    1.46%    1.39%*
Ratio of Net Income
 (Loss) to Average Net
 Assets..................    (0.32%)   (0.16%)    0.12%     0.48%    1.54%     1.72%    1.17%    2.00%    2.37%    2.22%*
Portfolio Turnover Rate..    12.31%     0.12%     0.10%     2.98%   16.62%    21.06%   81.26%   50.35%   31.60%     --

-----------
(a) Total return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of dividends and distributions at net asset value during the year and a redemption on the last day of the period. A sales charge is not reflected in the calculation of total return. Total return for a period of less than one year is not annualized.
* Annualized.
+ From August 15, 1985 (commencement of operations) to December 31, 1985.
                      See Notes to Financial Statements.
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:

Van Eck Funds (the "Trust"), organized as a Massachusetts business trust on April 3, 1985, is registered under the Investment Company Act of 1940. The following is a summary of significant accounting policies consistently followed by the World Trends Fund series, a diversified fund (the "Fund") of the Trust in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

A. SECURITY VALUATION--Securities traded on national exchanges and traded in the NASDAQ National Market System are valued at the last sales prices reported at the close of business on the last business day of the period. Over-the-counter securities not included in the NASDAQ National Market System and listed securities for which no sale was reported are valued at the mean of the bid and asked prices. Short-term obligations are valued at cost which with accrued interest approximates value. Forward currency contracts are valued at the spot currency rate plus an amount ("points") which reflects the differences in interest rates between the U.S. and the foreign markets. Securities for which quotations are not available are stated at fair value as determined by the Board of Trustees.

B. FEDERAL INCOME TAXES--It is the Fund's policy to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

C. ACCOUNTING CHANGE--Prior to July 1, 1994, the Fund used equalization accounting to keep a continuing shareholder's per share interest in undistributed net investment income unaffected by shareholder activity. This was accomplished by allocating a per share portion of the proceeds from sales and the cost of redemptions of Fund shares to undistributed net investment income. As of July 1, 1994, the Fund discontinued using equalization. This change has no effect on the Fund's net assets, net asset value per share, or its net decrease in net assets resulting from operations. Discontinuing the use of book equalization will result in simpler financial statements. The cumulative effect of the change was to increase undistributed net investment income and decrease paid in capital previously reported through June 30, 1994 by $49,859.

D. CURRENCY TRANSLATION--Assets and liabilities denominated in foreign currencies and commitments under forward currency contracts are translated into U.S. Dollars at the mean of the quoted bid and asked prices of such currencies. Purchases and sales of investments are translated at the exchange rates prevailing when such investments were acquired or sold. Income and expenses are translated at the exchange rates prevailing when accrued. Recognized gains or losses attributable to foreign currency fluctuations on foreign denominated assets and liabilities are recorded as net realized gains and losses from foreign currency transactions. The portion of realized and unrealized gains and losses on investments that result from fluctuations in foreign currency exchange rates are not separately disclosed.

E. DIVIDENDS AND DISTRIBUTIONS--Dividend income and distributions to shareholders are recorded on the ex-dividend date. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due

                               World Trends Fund
--------------------------------------------------------------------------------
  to differing treatments for foreign currency transactions, net operating losses, and passive foreign investment companies. The effect of these differences for the year ended December 31, 1994 increased undistributed net investment income by $225,977, decreased cumulative realized losses by $147,536 and decreased aggregate paid in capital by $78,441.

F. OTHER--Security transactions are accounted for on the date the securities are purchased or sold. Interest income is accrued as earned.

NOTE 2--Van Eck Associates Corporation earned fees of $206,804 for the year ended December 31, 1994 for investment management and advisory services. The fee was based on an annual rate of .75 of 1% of the first $500 million of average daily net assets, .65 of 1% on the next $250 million and .50 of 1% of the excess over $750 million. Van Eck Securities Corporation received $3,209 for the year ended December 31, 1994 from commissions earned on sales of shares of beneficial interest of the Fund after deducting $9,625 allowed to other dealers. In accordance with the advisory agreement, the Fund reimbursed Van Eck Associates Corporation ($48,816) for costs incurred in connection with certain administrative and operating functions. Certain of the officers and trustees of the Trust are officers, directors or stockholders of Van Eck Associates Corporation and Van Eck Securities Corporation.

NOTE 3--Purchases of investments other than short-term obligations aggregated $3,249,929 for the year ended December 31, 1994. For federal income tax purposes the cost of investments owned at December 31, 1994 was $12,603,796. As of December 31, 1994 net unrealized appreciation for federal income tax purposes aggregated $9,932,094 of which $10,307,005 related to appreciated investments and $374,911 related to depreciated investments.

NOTE 4--Pursuant to a Plan of Distribution (Rule 12b-1) the Fund accrues fees of .25 of 1% of the average daily net assets of the Fund. The fees are intended to be used principally for payments to securities dealers who have sold shares and service shareholder accounts of the Fund and the remainder will be used for other actual promotion and distribution expenses incurred by Van Eck Securities Corporation, the distributor. Fees accrued for the year ended December 31, 1994 were $69,218.

NOTE 5--The Fund was short 7 S&P 500 March 95 futures contracts with a total contract value of $1,615,600 as of December 31, 1994 as a hedge against a decline in value of the U.S. stocks held in the portfolio. The value of the U.S. stocks held exceeds the contract value of the futures contracts. An initial margin deposit of $70,000 was made. As of December 31, 1994, $28,350 of variation margin is due to the broker. In the remote chance the counterparty of the contract cannot fulfill its obligation, the Fund would lose its initial margin deposit and any variation margin due it.

NOTE 6--At December 31, 1994 the Fund had outstanding forward currency contracts to sell the following:

                          VALUE AT
                         SETTLEMENT
                            DATE                                             UNREALIZED
                         RECEIVABLE                 CURRENT                 APPRECIATION
    CONTRACT              (PAYABLE)                  VALUE                 (DEPRECIATION)
    --------             -----------              -----------              --------------
DM 12,600,000
 expiring 1/19/95        $(8,135,369)             $(8,027,012)               $(108,357)
ESP 37,818,370
 expiring 1/05/95        $   285,680              $   287,159                $   1,479

The Fund may incur additional risk from investments in forward currency contracts if the counterparty is unable to fulfill its obligation or there are unanticipated movements of the foreign currency relative to the U.S. dollar.

NOTE 7--The Fund declared a long-term capital gain distribution of $2.61 a share payable on January 9, 1995 to shareholders of record on December 29,
1994, with a reinvestment date of December 30, 1994.
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of
Trustees of the Van Eck Funds:

We have audited the accompanying statement of assets and liabilities of the World Trends Fund (the "Fund"), (one of the series constituting the Van Eck Funds), including the investment portfolio, as of December 31, 1994, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the six years in the period ended December 31, 1991 and the period August 15, 1985 (commencement of operations) to December 31, 1985 were audited by other auditors, whose report dated January 24, 1992, expressed an unqualified opinion thereon.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the World Trends Fund series of the Van Eck Funds as of December 31, 1994, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended, in conformity with generally accepted accounting principles.

                                                        COOPERS & LYBRAND L.L.P.
New York, New York
February 17, 1995

Van Eck Family of Funds
------------------------
Global Hard Assets Fund (A&C)
Seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities". Income is a secondary consideration.

International Investors Gold Fund (A&C)
Founded in 1955, this Fund is the oldest gold-oriented mutual fund in the U.S. It invests in gold-mining shares globally and seeks long-term capital appreciation, moderate yield and protection against monetary uncertainties.

Gold/Resources Fund (A&C)
Seeking a long-term global hedge against inflation and other risks, this Fund invests in gold-mining and natural resources companies outside South Africa.

Gold Opportunity Fund (A&C)
Seeks capital appreciation by investing globally in equity securities of companies engaged in the exploration, development, production and distribution of gold and other precious metals, and through active asset allocation between gold-related assets and cash instruments.

Asia Dynasty Fund-A
This Fund seeks long-term capital appreciation by investing in the equity securities of companies that are expected to benefit from the development and growth of the economies in the Asia Region. AIG Asset Management, Inc. serves as sub-investment advisor to this Fund.

Asia Infrastructure Fund (A&C)
Seeks long-term capital appreciation by investing in the equity securities of infrastructure companies that are expected to benefit from the development and growth of the economies in the Asia Region. AIG Asset Management, Inc. serves as sub-investment advisor to this Fund.

Global SmallCap Fund (A&C)
Seeks long-term capital appreciation by investing globally in equity securities of companies with small market capitalizations. The Fund is sub-advised by Pictet International Management, Ltd.

Global Balanced Fund-A
This Fund seeks long-term capital appreciation together with current income by investing in stocks, bonds and money market instruments worldwide. Fiduciary International, Inc. serves as sub-investment advisor to this Fund.

World Trends Fund
This Fund combines trend investing and risk-control strategies to seek long-term capital appreciation in the global marketplace.

Global Income Fund-A
This Fund emphasizes the current income component of total return by investing principally in debt securities of foreign or U.S. government entities.

U.S. Government Money Fund
This Fund seeks the highest safety of principal and daily liquidity by investing in U.S. Treasury bills and repurchase agreements collateralized by U.S. Government obligations.

-------------------------------------------------------------------------------
This report must be accompanied or preceded by a Van Eck Global Funds prospectus which includes more complete information such as charges and expenses and the risks associated with international investing including currency fluctuations or controls, expropriation, nationalization and confiscatory taxation. For a free Van Eck Gold & Money Funds prospectus, please call the number listed below. Please read the prospectus before investing.

[LOGO]
[Van Eck Global
The Unusual Funds]

Van Eck Securities Corporation
99 Park Avenue, New York, NY 10016
For account assistance please call (800) 544-4653
B95-0131-003

                        D E C E M B E R  3 1 ,  1 9 9 4

                                    Van Eck

                                     World

                                    Trends

                                     Fund

                                    Annual

                                    Report

                                    [LOGO]
                               [Van Eck Global
                               The Unusual Funds]

                          Van Eck Global Balanced Fund
                            ----------------------
                               1994 Annual Report

Dear Fellow Shareholder:

Despite economic strength throughout much of the world during 1994, most stock and bond markets were flat or down for the year as central banks began to tighten monetary policy. The Japanese equity market was one notable exception, achieving solid returns on the strength of economic recovery. A weakening U.S. dollar helped moderate losses for U.S. investors in European markets, while augmenting returns on Japan. Your Fund emphasized high quality, core markets, which tended to be less severely affected by market volatility. The Global Balanced Fund declined 3.9% for the year ended December 31.

Stronger than expected economic growth and fears of resurgent inflation prompted the United States Federal Reserve Board to raise the federal funds rate six times during the year, from 3% in January to 5.5% by December 31. The resulting drop in liquidity was felt not only in the U.S., but in markets around the world, which had achieved exceptional performance in 1993, in large part due to an enormous influx of U.S. capital.

World Equity Markets

In the U.S. equity market, which accounts for approximately 32% of your Fund's total investments, higher than expected corporate earnings and economic growth did not translate into market performance as investors reacted to interest rate hikes. The market remained flat for the year. As the U.S. economy moved into the later stages of recovery, we emphasized basic growth sectors, particularly consumer technology companies such as Novell and Cirrus Logic, as personal computer sales continued to skyrocket.

Japan's economic recovery, after a deep and prolonged recession, led to positive results for the year. Up 9% in yen terms, the U.S.-Japan trade conflict pushed the yen to post-World War II highs against the dollar, and returns in U.S. dollar terms surged to 21%. In the beginning of the year, Japanese equity holdings (about 20% of the Portfolio) were weighted to sectors that would benefit from low Japanese interest rates, such as Mitsubishi Bank and Sanwa Bank. We later increased holdings of cyclical stocks, such as chemicals, steel and machinery (Tokuyama, Nippon Steel and Mori Seiki) to take advantage of the improving economy, and export-driven companies which performed well despite a strong yen.

The European stock markets showed mixed results. Signs of economic recovery and sizable increases in profits for certain companies were positive, although decreased liquidity took a toll on the markets overall. Selective stock holdings helped performance substantially. Some of your Fund's top performers for the year included Nokia, a Finnish cellular phone manufacturer, Autoliv, a Swedish automobile parts company, and LeGrand, a French consumer electrical manufacturer. In Europe, as in Japan, we were heavily weighted to interest rate sensitive stocks at the beginning of the year, but began shifting assets to fundamental growth stocks as the European economies proved solid and interest rates stabilized.

Secondary market positions, such as Latin America and emerging Asia, where recent overheating and diminished foreign investment were keenly felt, remained at very low levels (less than 5% of investments dedicated to each of these regions).

World Bond Markets

Strong economic growth, rising interest rates and an unwinding of leverage roiled world bond markets in 1994. Virtually every major bond market was down for the year in local currencies, although dollar weakness again helped U.S. investors recoup losses. In anticipation of further declines, we reduced bond exposure from approximately 40% to 27% of net assets by year-end. Peripheral market holdings were significantly reduced--the Swedish bond position was liquidated and the Italian and Spanish bond positions were reduced to approximately 2% and 0.8% of investments, respectively. Holdings in the core, higher quality bond markets such as Germany, Japan and the Netherlands, where price volatility was typically not as severe, were increased, as was the UK gilt position during the second half.

Currencies

The U.S. dollar declined further against most foreign currencies throughout much of the year. In anticipation of continued weakness, we lowered the portfolio's U.S. dollar exposure from over 60% to about 30% of the portfolio by year-end by reducing foreign currency hedges.

The Outlook

As we begin 1995, we will continue to emphasize major world markets. Net assets are currently about 68% in stocks, 26% in bonds and 6% in cash and equivalents. Good earnings growth should have a positive effect on global equity markets, while already discounted interest rate hikes and reasonable valuations make certain bond markets attractive. The Japanese stock market, which remains at half the level it was at its 1989 peak, is undervalued and appears poised for healthy returns this year as the underlying economic recovery picks up. At the time of this writing, the city of Kobe in central Japan was hit by a large earthquake. It is presently impossible to estimate the full cost of this to the Japanese economy, but it will probably adversely affect the economy in the short-term, although boost it in 1995 overall.

The European economies should also continue to show strength as Germany comes off its deepest recession since World War II. With earnings growth expectations in the double digits, these markets are also attractive. Although the U.S. has probably reached the apex of its growth cycle, corporate earnings overall were strong for 1994 and should show solid gains this year. Given that this did not result in good market returns last year, we believe U.S. equities are no longer overvalued and that selective stocks offer good potential. We remain cautious on the emerging markets, forecasting continued short-term volatility despite long-term promise.

Our bond market emphasis is shifting in favor of New Zealand, Australia and the U.S. New Zealand's fundamentals are particularly promising, with low inflation and sound fiscal and monetary policies. Yields in Australia are relatively high despite a strong central bank and low inflation. The U.S. bond market, coming off one of the toughest years in recent history, also offers solid value as near-term rate hikes appear to be already discounted in the marketplace. These bonds should have the added benefit of modest U.S. dollar appreciation during the year.

We appreciate your participation in the Global Balance Fund and look forward to helping you meet your investment objectives in the future.

Photo of Anne M. Tatlock    Photo of Brian Hopkinson    Photo of Cheng-Hock Lau
Appears Here                Appears Here                Appears Here


\s\                      \s\                      \s\
Anne M. Tatlock          Brian Hopkinson          Cheng-Hock Lau
Global Strategist        Sr. Global Equity        Global Bond
                         Manager                  Manager

January 24, 1995

-------------------------------------------------------------------------
PERFORMANCE RECORD AS OF 12/31/94
-------------------------------------------------------------------------
Average Annual                      After Maximum            Before
Total Return                        Sales Charge+            Sales Charge
-------------------------------------------------------------------------
A shares-Life (since 12/17/93)      (8.2)%                   (3.8)%
-------------------------------------------------------------------------
1 year                              (8.5)%                   (3.9)%
-------------------------------------------------------------------------
B shares-Life (since 12/17/93)      (8.3)%                   (4.7)%
-------------------------------------------------------------------------
1 year                              (9.6)%                   (4.8)%
-------------------------------------------------------------------------

The performance data represents past performance and is not indicative of future results. Investment return and principal value of an investment in the Fund will vary so that shares, when redeemed, may be worth more or less than their original cost.
+A shares: maximum sales charge = 4.75%
B shares: maximum contingent deferred sales charge = 5.00%

                         Representative Holdings*

                      ------------------------------

                            December 31, 1994


ALUISSE-LONZA HOLDINGS AG
(SWITZERLAND, 0.7%)
Aluisse's three principal businesses are aluminum, packaging and fine chemicals. Having relied heavily on the aluminum division in the past, the company's strategic goal is to increase the contribution of the less cyclical areas of packaging and fine chemicals. Within the packaging division, last year's acquisition of the Canadian company Lawson Mardon Group (LMG) has given Alusuisse the critical mass it requires to service in a more competitive environment. In addition, cost cutting opportunities should arise from the new synergies. The fine chemicals and aluminum divisions should see a boost to both the top line and margins as restructuring and a shift toward higher value-added products take effect over the next several years.

NOKIA AB
(FINLAND, 0.6%)
Formerly a conglomerate engaging in a wide range of activities, Nokia has found a niche for itself in the field of telecommunications, specifically in the mobile phone handset market. The devaluation of the Finnish markka several years ago has given the company a competitive edge and has helped propel Nokia into a leading position in mobile phone technology. Consumer electronics accounts for some 29% of sales and, given the economic downturn in Europe, has been in the red for the past few years. However, major restructuring combined with economic recovery is expected to return this line of business to profit in 1995. The company continues to enjoy strong volume growth in its market and, despite excellent performance over the past several years, offers good value at current price levels.

BROKER HILL PROPRIETARY CO., LTD. (BHP)
(AUSTRALIA, 0.7%)
As Australia's largest company, BHP is a diversified global resources group with interests in steel, energy and minerals. Steel operations rank 16th in the world in terms of production. BHP ranks among the top ten oil companies in the world. In its energy division, BHP's activities include petroleum exploration, production, refiing and marketing. The company continues to benefit from improved operating efficiencies and increased capacity utilizations in all three of its operating divisions.

CARLTON COMMUNICATIONS PLC
(U.K., 0.3%)
Carlton is a media company with principal operations in film and video production and duplication, broadcast television stations in England, and video and sound products. The company is the largest global source of video duplication and film processing, having long-term contracts with Disney and Warner Brothers. These operations, along with the U.K. television stations which are currently benefiting from economic recovery, are extremely cash generative. Carlton's earnings should grow at 15% to 20% through 1996, and the company will likely use the positive cash flow to increase its investment in the next generation of video duplication (CD video), while continuing to make acquisitions in related businesses.

CAPITAL CITIES ABC, INC.
(U.S., 1.4%)
Capital Cities ABC, Inc. (CCB) is a major media company with interests in broadcasting (television and radio stations) and publishing. CCB's long-term growth rate should continue to be supported by its outstanding cable programming, strong advertising revenues and strong ratings momentum, which has held steady against encroachments from other networks in a very competitive environment. The company has the wherewithal to acquire large station groups, and it has the leanest operating structure of any broadcast company. The network and station businesses are incredibly buoyant, and the video and international businesses are growing at exceptional rates.

THE WALT DISNEY COMPANY
(U.S., 1.5%)
The Walt Disney Company ia a diversified international entertainment company with operations in three business segments: filmed entertainments, theme parks and resorts, and consumer products. Disney has tremendous value in each of its franchises and the possibility of returns of 15% to 20%. Disney has one of the most valuable libraries of films and TV programming. The company has an enormous number of talented executives, and concerns as to the depth of management have been allayed. The stock has come back from its 52-week low with strong filmed entertainment and consumer sales growth. Theme park attendance has been improving in the U.S. as well as in Europe and Japan.

*Portfolio is subject to change.

TOKUYAMA CORPORATION
(JAPAN, 0.8%)
Tokuyama is one of Japan's mid-sized chemical companies which specializes in the production of caustic soda and chlorine and has subsequently diversified upstream into such products as plastics and cement. The 1992-1993 recession in Japan was hard on Japanese material suppliers since the period of high growth which ended in 1991 encouraged such companies to increase capacity. Although Tokuyama did this, the company was early in realizing that is should cut its under-utilized plants. This has left them with a very efficient manufacturing base just as the economy is improving, and the return to high margins should be swift.

MABUCHI MOTOR
(JAPAN, 0.8%)
Mabuchi Motor is the world's largest manufacturer of electric motors, which are used in a diversity of products from remote control toys to electric windows in motor cars to CD and video players. As consumer goods become more sophisticated, there is a demand for a greater degree of automation, and each of these automated parts uses a multiple of motors. Demand is rising fast and the economic recovery in both Japan and Europe, along with the strong U.S. economy, should ensure good growth in both sales and profits.

VODAFONE GROUP PLC
(U.K., 0.5%)
Vodafone is the largest U.K. cellular operator, with its U.K. network representing the most profitable contiguous mobile telephone service in the world. The company has used the strong cash flow generation of its domestic operations to finance expansion into ten additional overseas markets. As growth in the U.K. market slows down near the turn of the century, the international operations should generate significant profits, allowing for a continuation of strong earnings growth.

SAMSUNG ELECTRONICS CO. LTD.
(REPUBLIC OF KOREA, 0.4%)
Samsung Electronics is one of South Korea's leading blue chip electronics companies. Currently, it is the world's largest producer of semiconductor memory chips and has benefited from the continued strong demand for personal computers worldwide. Samsung also produces consumer electronics such as VCRs and personal computers. The company exports globally with the U.S. as its largest export market. We continue to like Samsung due to the strong demand in the PC market and memory capacity upgrades by users.

Note: Equities listed as percentage of investments held.

                           Geographical Distribution
                           -------------------------
                                December 31, 1994

                        Percent of Total Investments Held


[PIE CHART APPEARS HERE]
[CAPTION TO PIE CHART]
Other*3.4%                  United States 31.5%
Continental Europe 26.2%    Pacific (ex-Japan) 10.9%
U.K. and Ireland 7.4%       Japan 20.6%

*includes other markets and .2% held in options

GLOBAL BALANCED FUND INVESTMENT PORTFOLIO DECEMBER 31, 1994
------------------------------------------------------------

 No. of Shares
 or Principal
 Amount                     Securities (a)               Value (Note 1)
----------------------------------------------------------------------
Argentina: 0.6%
         3,160     CIA Interamericana de Automobile+       $   27,649
         6,000     Mirgor (ADR)+                               31,500
         2,000     *YPF Sociedad Anonima (ADS)                 42,750
                                                            ---------

                                                              101,899
                                                            ---------
Australia: 3.2%
         6,053     Amcor Ltd.                                  43,735
         8,000     Broken Hill Proprietary Co., Ltd.          121,435
    A$ 355,000     Government of Australia 7.0% 04/15/00      241,528
         9,000     National Australia Bank, Ltd.               72,145
        15,817     News Corporation Ltd. Pfd.                  54,566
        10,000     Western Mining Corp. Holdings Ltd.          58,438
                                                            ---------

                                                              591,847
                                                            ---------
Belgium: 0.3%
 BEF 2,000,000     Kingdom of Belgium 8.0% 12/24/12            58,466
                                                            ---------

Chile: 1.1%
         2,200     Compania Cervecerias Unidas S.A. (ADR)      55,275
           560     Compania de Telefonos de Chile S.A. (ADR)   44,100
         2,800     *Cristalerias de Chile S.A. (ADR)           44,100
         2,000
                   *Madeco S.A. (ADR)                          53,000
                                                            ---------

                                                              196,475
                                                            ---------
Colombia: 0.3%
         2,500     Cementos Paz Del Rio, S.A. (ADR)+           50,313
                                                            ---------
Denmark: 1.3%
 DKK 1,711,000     Kingdom of Denmark 7.0% 12/15/04           243,736
                                                            ---------
Finland: 0.6%
           795     Nokia AB (Cum. Pfd. free shares)           117,129
                                                            ---------

France: 4.6%
           259     Carrefour S.A.                             107,346
           420     Cetelem S.A.                                75,155
           314     Colas S.A.                                  51,833
           350     Compagnie De Fives-Lille                    31,413
         1,370     Credit Local de France S.A.                 98,059
 FRF 1,140,000     France O.A.T. 5.5% 04/25/04                176,287
            70     Legrand S.A.                                84,992
           800     SEB S.A.                                    81,694
           720     Ugine S.A.                                  50,590
         1,900     Valeo                                       94,662
                                                            ---------

                                                              852,031
                                                            ---------
Germany: 7.9%
           100     Buderus AG                                  42,788
   DEM 360,000     Bundesrepublik Deutschland 8.875%
                     12/20/00                               $ 246,296
   DEM 182,000     Bundesrepublik Deutschland 6.25%
                     01/04/24                                  94,847
   DEM  75,000     Deutsche Bundespost 6.75% 04/01/04          44,811
           112     Fresenius USA AG (Pfd.)                     54,066
           670     Fried Krupp AG Hoesch-Krupp                 92,533
           345     Kaufhof Holdings AG                        106,651
           405     Mannesman AG                               110,300
           360     Preussag AG                                104,550
   DEM 730,000     Treuhandanstalt Obligation 6.375%
                     07/01/99                                 454,383
           305     VEBA AG                                    106,292
                                                            ---------
                                                            1,457,517
                                                            ---------

Hong Kong: 1.9%
         8,000     China Light & Power Co. Ltd.                34,117
        15,000     CITIC Pacific Ltd.                          36,153
        70,000     First Pacific Co. Ltd.                      51,111
         6,136     HSBC Holdings PLC                           66,213
        15,000     Hutchison Whampoa Ltd.                      60,675
         9,000     Sun Hung Kai Properties Ltd.                53,735
         8,000     Swire Pacific Ltd. "A"                      49,832
                                                            ---------
                                                              351,836
                                                            ---------
India: 0.1%
         4,000     *Arvind Mills Ltd. (GDR) (144A)             19,000
                                                            ---------

Indonesia: 0.6%
        37,500     Lippo Bank (Foreign)                        58,007
         1,500     P.T. Indonesia Satellite (ADR)              53,625
                                                            ---------

                                                              111,632
                                                            ---------
Ireland: 0.8%
         8,500     Bank of Ireland                             39,679
         6,000     CRH PLC                                     33,104
        13,000     Irish Life PLC                              38,693
         7,000     Jefferson Smurfit Group PLC                 40,460
                                                            ---------

                                                              151,936
                                                            ---------
Italy: 2.1%
ITL 715,000,000    Republic of Italy 8.50% 01/01/99           395,749
                                                            ---------
Japan: 20.6%
         7,000     Amway Japan Ltd. (ADR)                     113,750
         3,000     Canon Sales                                 90,827
         7,800     Comson                                     100,872
        20,000     Daido Steel Co., Ltd.                      116,291
        14,000     Hitachi, Ltd.                              138,251
        22,000     Hitachi Zosen Corp.                        117,554

See Notes to Financial Statements.

GLOBAL BALANCED FUND INVESTMENT PORTFOLIOS DECEMBER 31, 1994
------------------------------------------------------------

No. of Shares
or Principal
Amount                     Securities (a)               Value (Note 1)
----------------------------------------------------------------------

Japan: (cont'd)
Yen 63,650,000     Japanese Government Bond #129 6.4%
                     03/20/00                                $703,755
         6,000     Japan Securities Finance Co. Ltd.           99,248
         5,000     Jusco Co., Ltd.                            111,278
         2,000     Kyocera Corp.                              148,170
         2,000     Mabuchi Motor                              150,376
         7,000     Matsushita Electric Industrial Co.
                     Ltd.                                     115,088
        17,000     Minebea, Co.                               143,158
         4,000     Mitsubishi Bank Ltd.                        98,246
         8,000     Mitsubishi Estate Co. Ltd.                  85,815
         9,000     Mitsubishi Trust & Banking Corp.           134,436
         6,000     Mori Seiki Co., Ltd.                       143,759
         9,000     NEC Corp.                                  102,857
        10,000     Nippon Express                             100,251
        35,000     Nippon Steel Co.                           131,579
            10     Nippon Telegraph & Telephone                88,321
         5,000     Sanwa Bank, Ltd.                            99,248
         7,000     Sharp Corp.                                126,316
         7,000     Sumitomo Electric Industries                99,649
        12,000     Taisei Corp.                                74,346
        26,000     Tokuyama Corporation                       153,784
        30,000     Tosoh Corp.                                120,902
        20,000     Yaskawa Electric Corp.                     108,672
                                                            ---------
                                                            3,816,799
                                                            ---------
Korea: 0.9%
         3,000     Goldstar Co., Ltd. (GDR)+                   46,500
         1,500     Pohang Iron & Steel Co., Ltd.
                     (ADR)                                     43,875
         1,500     Samsung Electronics Co., Ltd.
                     (GDR) (144A)+                             74,250
            62     Samsung Electronics Co., LTD.
                     (GDS)+                                     3,069
                                                            ---------

                                                              167,694
                                                            ---------
Malaysia: 0.9%
         6,000     Aokam Perdana Berhad                        37,126
         6,000     Edaran Otomobil Nasional Bhd.               45,584
         5,000     Genting Berhad                              42,882
         8,000     Malayan Banking Berhad                      48,248
                                                            ---------

                                                              173,840
                                                            ---------
Mexico: 0.6%
         1,950     Grupo Industrial Durango ADR+               27,544
         3,200     Grupo Elektra S.A. CPO+                     22,848
        50,000     Fotoluz Corporacion S.A "B"+                28,000
         3,000     Sigma Alimentos S.A. BCP+                   31,500
                                                            ---------

                                                              109,892
                                                            ---------
Netherlands: 3.3%
           980     Akzo Nobel                               $ 113,207
        10,350     Elsevier                                   107,987
         3,950     Koninklijke Boskalis Westminster
                     N.V.                                      80,603
         3,605     Koninklijke KNP                            102,656
   NLG 180,000     Netherlands Government 7.25%
                     10/01/04                                  99,992
         2,355     Polygram N.V.                              109,551
                                                            ---------

                                                              613,996
                                                            ---------
New Zealand: 0.9%
        10,000     Carter Holt Harvey Ltd.                     20,485
        20,370     Skellerup Group Limited                     30,513
   NZ$ 190,000     New Zealand 6.5% 02/15/00                  110,572
                                                            ---------


                                                              161,570
                                                            ---------
Philippines: 0.3%
        40,000     Petron Corp.                                34,988
        60,500     S M Prime Holdings Inc.+                    19,691
                                                            ---------

                                                               54,679
                                                            ---------

Singapore: 0.9%
         7,200     City Development Ltd.                       40,247
         3,000     Fraser & Neave Ltd.                         31,070
         6,000     Sembawang Shipyard Ltd. (Foreign)           44,856
         5,000     United Overseas Bank Ltd. (Foreign)         52,812
                                                            ---------

                                                              168,985
                                                            ---------
South Africa: 0.9%
         3,600     Pepkor Ltd. (ADR) (144A) 6                  40,050
         5,000     South African Breweries Ltd.               118,438
                                                            ---------

                                                              158,488
                                                            ---------
Spain: 0.8%
ESP 23,470,000     Kingdom of Spain 7.40% 07/30/99            152,546
                                                            ---------
Sweden: 2.4%
         1,700     Autoliv AB+                                 65,405
         9,900     Bylock & Nordsjofrakt ("B" Free
                     Shares)                                   77,909
         6,450     Sandvik AB ("A" Free Shares)               104,120
         2,100     SSAB Svenskt Stal AB ("A" Free
                     Shares)                                   91,812
         6,065     Volvo AB ("B" Free Shares)                 114,223
                                                            ---------

                                                              453,469
                                                            ---------
Switzerland: 2.6%
           270     Alusuisse-Lonza Holdings AG                135,722
           125     BBC Brown Boveri Ltd.                      107,620
           245     Danzas Holding AG Participant
                   Cert.                                       43,048
            27     Kuoni Reisebuuero AG P.C.                   34,859
           180     Swiss Re Registered                        108,495
            37     Rieter Holding Ltd. AG Reg'd
                   Shares                                      50,879
                                                            ---------

                                                              480,623
                                                            ---------

See Notes to Financial Statements.

GLOBAL BALANCED FUND INVESTMENT PORTFOLIO DECEMBER 31, 1994
-----------------------------------------------------------

No. of Shares
or Principal
Amount                     Securities (a)               Value (Note 1)
----------------------------------------------------------------------
Taiwan: 0.8%
         3,499     Tuntex Distinct GDS+                  $     45,487
      $100,000     Yang Ming Marine CV (144A) 2%
                     10/06/01                                 113,250
                                                         ------------
                                                              158,737
                                                         ------------
Thailand: 0.3%
         5,000     Bangkok Bank Public Company Ltd.
                     (Foreign)                                 53,376
                                                         ------------
United Kingdom: 6.6%
         9,200     British Airport Authority                   68,168
         8,000     British Petroleum Co., PLC                  53,324
         9,000     British Sky Broadcasting Group
                     PLC+(b)                                   36,163
        14,000     BTR PLC                                     64,367
         4,000     Carlton Communications PLC                  56,175
         8,500     Guinness PLC                                59,919
         9,000     Hanson PLC                                  32,532
         5,500     Lloyds Bank PLC                             47,602
        10,102     Siebe PLC                                   88,223
        14,000     Takare PLC                                  48,248
         4,096     Thorn EMI PLC                               66,410
(pound) 327,000    United Kingdom Treasury Note 8.5%
                     12/07/05                                 504,082
        30,614     Vodafone Group PLC                         101,668
                                                         ------------
                                                            1,226,881
                                                         ------------
United States: 31.5%
         2,000     *American Express Co. 6.25% "FDC"
                     DECS(c)                                   85,250
         4,000     *Bank of New York Co. Inc.                 116,000
         3,500     Cabletron Systems, Inc.                    162,750
         3,000     *Capital Cities ABC, Inc.                  255,750
         2,900     CBS Inc.                                   160,588
         5,000     *Chrysler Corporation                      245,000
         5,000     Cirrus Logic, Inc.+                        112,500
         6,000     Cisco Systems, Inc.                        210,750
         3,500     *Coastal Corp.                              90,125
         1,700     *Cyrk International Inc.+                   70,338
         4,100     Dentsply International Inc.                129,150
         4,700     *Eaton Corp                                232,650
         3,800     Enron Corp.                                115,900
         7,000     *Equitable Companies Inc.                  126,875
         8,000     *Federated Department Stores, Inc.+        154,000
      $200,000     Federal National Mortgage Association
                     Discount Note 03/24/95                   197,351
         2,000     *General Electric Co.                      102,000
         4,000     *Home Depot Inc.                           184,000
         7,400     *Kennametal Inc.                           181,300
      $180,000     Liberty Property L.P. Convertible Sub.
                     Deb. 8.00% 07/01/01                      176,625
United States: (cont'd)
         5,700     Mattel Inc.                               $143,213
         9,000     *MCI Communications Corp.                  165,375
         1,500     Mobil Corp.                                126,375
         8,000     Novell, Inc.                               137,000
           300     Pakistan Telecom GDR+                       40,650
         2,000     *Procter & Gamble Co.                      124,000
      $200,000     RTC Commercial MTG Pass thru CRT
                     1994 Class A 2C 7.45% 06/25/26           185,250
         5,200     *Sunbeam-Oster Co. Inc.                    133,900
         8,000     Tanger Factory Outlet Centers, Inc.        188,000
         4,500     *United Healthcare Corp.                   203,063
      $218,000     *U.S. Treasury Bond 10.75% 8/15/05         262,043
       $30,000     U.S. Treasury Bond 7.25%, 05/15/16          27,727
      $630,000     *U.S. Treasury Bond 7.5%, 11/15/24         602,438
         5,900     Walt Disney Co.                            272,128
         3,000     Wheeling-Pittsburgh Corp.                  128,250
                                                        -------------
                                                            5,848,314
                                                        -------------
Total Stocks and Other Investments: 99.7%
(Cost: $18,821,277)                                        18,499,455
                                                        -------------

 Notional Value       Options Purchased: 0.3%
-----------------------------------------------------------------------
  Yen     700,000   Nikkei 225 Call Option
                      (strike @ 19,830 expiring 09/08/95)+       28,560
  Yen  15,850,000   Japanese Gov't Bond #144 Eurostyle
                      Call Option (strike 108.44 expiring
                      01/03/95)+                                    906
  Yen  44,000,000   Japanese Gov't Bond #164 Eurostyle
                      Call Option (strike 96.447 expiring
                      02/01/95)+                                  2,382
  Yen 103,004,000   Eurostyle Put Option
                      (strike JPY @ 98.5 expiring
                      5/18/95)+                                  23,647
                                                            -----------
                    (Cost: $55,510)                              55,495
                                                            -----------
Total Investments: 100% (Cost: 18,876,787)                   18,554,950
                                                            -----------

Notional Value        Options Written:
--------------------------------------------------
  Yen 103,004,000   JPY  (strike 94.08 expiring
                    5/18/95)
                    (Premium Received $18,702)            (9,810)
                                                     -----------
Total Investments net of options written (cost:
  $18,858,085)                                       $18,545,140
                                                     ===========

(a) Unless otherwise indicated, securities owned are Shares of common stock.
(b) Securities paid for by the fund which will be received at a future date.
(c) Matures October 15, 1996 with a value based upon the average closing price of First Data Corp. common stock.
 +  Non-income producing.
 *  These securities are segregated for forward currency contracts.

See Notes to Financial Statements.

             Global Balanced Fund Financial Statements
------------------------------------------------------------------

Statement of Assets and Liabilities
December 31, 1994
Assets:
Investments at value (cost, $18,876,787) (Note 1)      $18,554,950
Cash                                                       794,645
Receivables:
  Securities sold                                          376,673
  Interest and dividends                                   162,085
  Capital shares sold                                       84,878
  Open forward foreign currency contracts (Note 5)         146,818
  Receivable from Advisor                                  109,462
Other                                                       27,908
                                                       -----------
   Total assets                                         20,257,419
                                                       -----------
Liabilities:
Payables:
  Management fee payable                                       422
  Capital shares repurchased                                 7,636
  Securities purchased                                     198,578
  Open forward currency contracts (Note 5)                 235,531
  Dividends payable                                         95,740
  Distribution fees payable                                  3,930
  Options written (premiums received $18,702)                9,810
  Accounts payable                                          91,768
                                                       -----------
   Total liabilities                                       643,415
                                                       -----------
Net assets                                             $19,614,004
                                                       ===========
Class A
Net asset value and redemption price per share
  ($13,986,078/1,542,805)                              $      9.07
                                                       ===========
Maximum offering price per share
  (NAV/(1-maximum sales commission)                    $      9.52
                                                       -==========
Class B
Net asset value, offering price and redemption
  price per share ($5,627,926/623,619)
  (Redemption may be subject to a contingent
  deferred sales charge
  within the first six years of ownership)             $      9.02
                                                       ===========
Net assets consist of:
 Aggregate paid in capital                             $20,514,993
 Unrealized depreciation of investments                   (401,445)
 Undistributed net investment income                       (28,004)
 Cumulative realized losses                               (471,540)
                                                       ------------
                                                       $19,614,004
                                                       ============

-------------------------------------------------------------------

Statement of Operations
For the Year Ended December 31, 1994
Income
Interest                                                  $358,597
Dividends (less foreign taxes withheld
  of $16,537)                                              157,533
                                                          --------
                                                           516,130
Expenses:
Management (Note 2)                          $ 127,782
Distribution Class A (Note 4)                   63,302
Distribution Class B (Note 4)                   43,723
Transfer agent                                  43,502
Custodian                                       46,696
Professional                                    26,452
Administrative (Note 2)                         43,781
Reports to shareholders                         20,570
Amortization of deferred organization
  costs                                          6,888
Registration                                    15,409
Trustees                                         6,584
Other                                           21,844
                                             ---------
                                               466,533
Expenses assumed by the Advisor (Note 2)      (251,034)

                                             ---------
   Total expenses                                          215,499
                                                          --------
   Net investment income                                   300,631
Statement of Operations--(cont'd)
Realized and Unrealized Gain (Loss) on
  Investments (Note 3)
Realized loss from security
  transactions (excluding short-term
  securities):
 Proceeds from sales                      $27,268,679
 Cost of securities sold                   27,834,644
                                          -----------
  Realized loss                                          $(565,965)
Realized loss from foreign currency
  transactions                                             (58,569)
Change in unrealized depreciation of
  investments                                             (321,837)
Change in unrealized appreciation of
  options written                                            8,892
Change in unrealized depreciation of
  forward currency contracts and
  other assets and liabilities                             (88,500)
                                                           -------
Net Decrease in Net Assets Resulting
  from Operations                                        $(725,348)
                                                           =======

----------------------------------------------------------------------

 Statements of Changes in Net Assets
                                                        For the Period
                                              Year       December 20,
                                             Ended         1993+ to
                                          December 31,   December 31,
                                              1994          1993
                                          ------------  --------------
Increase in Net Assets:
Operations:
  Net investment income (loss)              $300,631         $    (12)
  Realized loss from security
    transactions                            (565,965)              --
  Realized loss from foreign
    currency transactions                    (58,569)              --
  Change in unrealized depreciation
    of investments and options
    written                                 (312,945)              --
  Change in unrealized depreciation
    of forward currency contracts
    and other assets and liabilities         (88,500)              --
                                            --------        ---------
   Decrease in net assets resulting
     from operations                        (725,348)             (12)
                                            --------        ---------
Dividends to shareholders from net
 investment income:
  Class A Shares                            (144,891)              --
  Class B Shares                             (30,750)              --
                                            --------        ---------
                                            (175,641)              --
                                            --------        ---------
                                            (900,989)              --
                                            --------        ---------
Capital share transactions (Note 6):
  Net proceeds from sales of shares:
   Class A Shares                         20,677,424          561,579
   Class B Shares                          7,497,962          130,515
                                            --------        ---------
                                          28,175,386          692,094
                                            --------        ---------
  Reinvestment of dividends:
   Class A Shares                             52,830               --
   Class B Shares                             10,017               --
                                            --------        ---------
                                              62,847               --
                                            --------        ---------
  Cost of shares reacquired:
   Class A Shares                         (6,679,916)             --
   Class B Shares                         (1,735,396)            (10)
                                            --------        ---------
                                          (8,415,312)            (10)
                                            --------        ---------
Increase in net assets resulting from
  capital share transactions              19,822,921         692,084
                                            --------        --------
  Total increase in net assets            18,921,932         692,072
Net Assets:
Beginning of period                          692,072              --
                                            --------        --------
 End of period (including
  undistributed net investment income
  of $28,004 and $0, respectively)       $19,614,004        $692,072

                                            ========        ========

-------------------------
+Commencement of operations.
See Notes to Financial Statements.

                              Global Balanced Fund
  ----------------------------------------------------------------------------

Financial Highlights
For a share outstanding throughout each period

                                                           Class A                                 Class B
                                            ------------------------------------      --------------------------------------
                                                                 For the Period                              For the Period
                                                   Year        December 20, 1993 (a)       Year           December 20, 1993 (a)
                                                   Ended               to                  Ended                  to
                                            December 31, 1994   December 31, 1993     December 31, 1994    December 31, 1993
                                            -----------------    ---------------      --------------       -----------------
Net Asset Value, Beginning of Period             $ 9.53              $9.53              $ 9.53               $9.53
                                                ------------      -------------        ------------      ---------------
Income from Investment Operations:
 Net Investment Income                             0.19+               --                 0.11+                --
 Net Losses on Securities
  (both realized and unrealized)                  (0.56)               --                (0.57)                --
                                                ------------      -------------        ------------      ---------------
Total from Investment Operations                  (0.37)               --                (0.46)                --
                                                ------------      -------------        ------------      ---------------
Less Distributions:
  Dividends from Net Investment Income            (0.09)               --                (0.05)                --
                                                ------------      -------------        ------------      ---------------
Net Asset Value, End of Period                   $ 9.07              $9.53              $ 9.02               $9.53
                                                ============      =============        ============      ===============
Total Return (b)                                  (3.90%)              0%                (4.84%)               0%
------------------------------------------      ------------      -------------        ------------      ---------------
Ratios/Supplementary Data
Net Assets, End of Period (000)                   $13,986             $562                $5,628              $130
Ratio of Expenses to
  Average Net Assets (c)                             1.06%            0.25%*               1.88%              1.00%*
Ratio of Net Investment Income (Loss) to
  Average Net Assets                                1.99%           (0.25%)*              1.14%             (1.00%)*
Portfolio Turnover Rate                           174.76%              0%               174.76%                0%

----------------
(a) Commencement of operations.
(b) Total return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of dividends and distribution at net asset value during the period and a redemption on the last day of the period. A sales charge is not reflected in the calculations of total return. Total return for a period of less than one year is not annualized.
(c) The expense ratios for Class A shares and Class B shares would have been 2.59%, 7.76%, and 3.21% and 8.51%, respectively if the expenses were not assumed by the Advisor.
 *  Annualized.
 +  Based on average shares outstanding.

                       See Notes to Financial Statements.
-------------------------------------------------------------------------------
Notes to Financial Statements

Note 1--Significant Accounting Policies:
Van Eck Funds (the "Trust"), organized as a Massachusetts business trust on April 3, 1985, is registered under the Investment Company Act of 1940. The following is a summary of significant accounting policies consistently followed by the Global Balanced Fund series, a non-diversified fund (the "Fund") of the Trust in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

A. Security Valuation--Securities traded on national or foreign exchanges are valued at the last sales prices reported at the close of business on the last business day of the period. Over-the-counter securities and listed securities for which no sale was reported are valued at the mean of the bid and asked prices. Short-term obligations are valued at cost which with accrued interest approximates value. Securities for which quotations are not available are stated at fair value as determined by the Board of Trustees.

B. Federal Income Taxes--It is the Fund's policy to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

C. Currency Translation--Assets and liabilities denominated in foreign currencies and commitments under forward currency contracts are translated into U.S. dollars at the mean of the quoted bid and asked prices of such currencies. Purchases and sales of investments are translated at the exchange rates prevailing when such investments were acquired or sold. Income and expenses are translated at the exchange rates prevailing when accrued. Recognized gains or losses on security transactions and other foreign currency denominated assets and liabilities attributable to foreign currency fluctuations are recorded as realized gains and losses from foreign currency transactions. The portion of unrealized gains and losses on investments that result from fluctuations in foreign currency exchange rates are not separately disclosed.

D. Distributions--Dividends to shareholders from net investment income and realized gains, if any, are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to the differing treatment of foreign currency transactions and net capital loss carryforwards. This resulted in a decrease in accumulated realized losses of $152,994 and a decrease in undistributed net investment income of $152,994.

                              Global Balanced Fund
                              --------------------
E. Other--Security transactions are accounted for on the date the securities are purchased or sold. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Premiums paid on bonds purchased are not amortized.

F. Deferred Organization Costs--Deferred organization costs are being amortized over a period not exceeding five years.

Note 2--Van Eck Associates Corporation (the "Advisor") earns fees for investment management and advisory services. The fee is based on an annual rate of .75 of 1% of the Fund's average daily net assets. Van Eck Associates Corporation also earns fees for accounting and administrative services. The fee is based on an annual rate of .25 of 1% of the Fund's average daily net assets. Fiduciary International, Inc., the sub-investment advisor, earns fees for investment management. The fee is based on an annual rate of .50 of 1% of the Fund's average daily net assets and is paid by the Advisor from the advisory fees it receives from the Fund. The sub- investment advisor waived its fee for the six months ended June 30, 1994. Van Eck Associates Corporation agreed to waive its management and administrative fees, to assume for Class A shares the distribution expenses in excess of .25 of 1% of the Fund's average daily net assets and to assume all other expenses for the period December 20, 1993 to September 30, 1994. Van Eck Securities Corporation received $19,768 for the year ended December 31, 1994 from commissions earned on sales of Class A shares after deducting $308,987 allowed to other dealers. Certain of the officers and trustees of the Trust are officers, directors or stockholders of Van Eck Associates Corporation and Van Eck Securities Corporation.

Note 3--Purchases of investments other than short-term obligations aggregated $46,699,788 for the year ended December 31, 1994. For federal income tax purposes the cost of investments owned at December 31, 1994 was $18,928,069. As of December 31, 1994 net unrealized depreciation for federal income tax purposes aggregated $373,119 of which $755,852 related to appreciated investments and $1,128,971 related to depreciated investments. At December 31, 1994, the Fund had $508,759 of capital loss carryforwards available to offset future capital gains expiring December 31, 2002.

Transactions in call and put options written for the year ended December 31, 1994 were as follows:

                    CALLS                   PUTS
                    U.S. $                 U.S. $
                 Equivalent              Equivalent
                 of Foreign              of Foreign
                  Currency     Premium    Currency     Premium
                  Contracts    Received   Contracts    Received
-----------------------------------------------------------------
Options
  outstanding at
  beginning of
  period           $      --     $   --     $    --      $   --

Options written     1,234,731     19,403     79,575       2,816
Options expired       139,876        701     79,575       2,816
                   ----------    -------    --------     -------
Options
  outstanding at
  end of period    $1,094,855    $18,702    $    --      $    --
                   ==========    =======    ========     =======

The Fund may incur additional risk from investments in written currency options if there are unanticipated movements in the underlying currencies.

Note 4--Pursuant to a Rule 12b-1 Plan of Distribution (the "Plan"), the Fund is authorized to incur distribution expenses which will principally be payments to securities dealers who have sold shares and service shareholder accounts and payments to Van Eck Securities Corporation ("VESC"), the distributor, for reimbursement of other actual promotion and distribution expenses incurred by the distributor on behalf of the Fund. The amount paid under the Plan in any one year is limited to .50% of average daily net assets for Class A shares and 1.00% of average daily net assets for Class B shares (the "Annual Limitation"). Distribution expenses incurred under the Plan that have not been paid because they exceed the Annual Limitation may be carried forward to future years and paid by the Fund within the Annual Limitation. VESC has waived its right to reimbursement for the carried forward amounts incurred for the year ended December 31, 1994 through April 30, 1995 in the event the Plan is terminated, unless the Board of Trustees determines that reimbursement of carried forward amounts is appropriate.

The excess of distribution expenses incurred over the Annual Limitation for the year ended December 31, 1994 was $153,606 for Class A shares and $263,847 for Class B shares.

Note 5--At December 31, 1994 the Fund had the following outstanding forward currency contracts.

                                        Value at                  Unrealized
                                      Settlement     Current     Appreciation
 Contracts                                Date        Value     (Depreciation)
------------------------------------------------------------------------------
Foreign Currency Buy Contracts:
ATS     481,000 expiring 2/23/95      $   44,048   $   44,173      $    125
CAD     190,000 expiring 3/13/95         138,363      135,450        (2,913)
DEM     5,195,000 expiring
        1/4/95-2/14/95                 3,447,560    3,357,370       (90,190)
DKK     2,643,000 expiring
        2/10/95-2/14/95                  432,234      434,464         2,230
ESP     5,649,000 expiring
        5/3/95                            42,295       42,196           (99)
FRF     667,000 expiring 2/10/95         124,285      125,007           722
GBP     208,000 expiring 1/30/95         324,709      325,797         1,088
ITL     462,689,000 expiring
        1/17/95                          282,290      285,207         2,917
JPY     738,593,227 expiring
        1/4/95-3/6/95                  7,481,113    7,426,869       (54,244)
NZD     589,000 expiring 1/18/95         361,145      376,592        15,447
SEK     1,760,000 expiring
        1/12/95                          232,460      236,618         4,158
Foreign Currency Sales Contracts:
ATS     968,967 expiring
        1/4/95-2/23/95                    88,803       88,910          (107)
AUD     329,000 expiring 2/14/95         248,395      254,557        (6,162)
BEF     2,032,000 expiring
        2/14/95                           62,959       63,945          (986)

See Notes to Financial Statements.

Global Balance Fund

                                        Value at                  Unrealized
                                      Settlement     Current     Appreciation
 Contracts                                Date        Value     (Depreciation)
------------------------------------------------------------------------------

DEM     2,493,000 expiring
        2/14/95                       $1,611,882   $1,610,933      $    949
DKK     4,757,911 expiring
        1/4/95-2/10/95                   790,797      782,100         8,697
ESP     15,732,000 expiring
        5/3/95                           124,758      117,511         7,247
FRF     1,651,000 expiring
        2/10/95                          316,078      309,427         6,651
GBP     530,538 expiring 1/30/95         826,164      830,998        (4,834)
ITL     1,087,676,000 expiring
        1/17/95                          668,313      670,455        (2,142)
JPY     622,441,204 expiring
        1/4/95-3/6/95                  6,291,299    6,254,145        37,154
NLG     178,000 expiring 3/16/95         101,251      102,842        (1,591)
NZD     547,000 expiring 1/18/95         336,422      349,737       (13,315)
SEK     1,617,000 expiring
        1/12/95                          217,878      217,393           485
                                                                   --------
                                                                   $(88,713)
                                                                   ========

The Fund may incur additional risk from investments in forward currency contracts if the counterparty is unable to fulfill its obli-gations or there are unanticipated movements of the foreign currency relative to the U.S. dollar.

Note 6--Shares of Beneficial Interest Issued and Redeemed (unlimited number of $.001 Par Value Shares Authorized):

                                         Year Ended     Period Ended
                                         December 31,   December 31,
                                            1994            1993
                                         ----------    ------------
                                          Class A        Class A
Shares sold                              2,191,127         58,928
Reinvestment of dividends                    5,529         --
                                          --------      ----------
                                         2,196,656         58,928
Shares reacquired                         (712,779)        --
                                          --------      ----------
Net increase                             1,483,877         58,928
                                          ========      ==========
                                          Class B        Class B
Shares sold                                797,147         13,695
Reinvestment of dividends                    1,045         --
                                           --------      ----------
                                           798,192         13,695
Shares reacquired                         (188,267)            (1)
                                           --------      ----------
Net increase                               609,925         13,694
                                           ========      ==========

Note 7--The Fund declared income dividends of $0.05 and $0.03 a share for Class A and Class B shares, respectively. The dividends were payable on January 9, 1995 to shareholders of record on December 29, 1994 with a reinvestment date of December 30, 1994.
-------------------------------------------------------------------------------
Report of Independent Accountants

To the Board of Trustees and Shareholders of the Van Eck Funds:

We have audited the accompanying statement of assets and liabilities of the Global Balanced Fund (the "Fund") (one of the series constituting the Van Eck Funds) including the investment portfolio, as of December 31, 1994, and the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for the year then ended, and for the period December 20, 1993 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Global Balanced Fund series of the Van Eck Funds as of December 31, 1994, the results of its operations for the year then ended, the changes in its net assets and the financial highlights for the year then ended, and for the period December 20, 1993 (commencement of operations) to December 31, 1993, in conformity with generally accepted accounting principles.

                                                      COOPERS & LYBRAND L.L.P.

New York, New York
February 28, 1995

See Notes to Financial Statements.

Van Eck Family of Funds
------------------------


Global Hard Assets Fund (A&C)
Seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities". Income is a secondary consideration.

International Investors Gold Fund (A&C)
Founded in 1955, this Fund is the oldest gold-oriented mutual fund in the U.S. It invests in gold-mining shares globally and seeks long-term capital appreciation, moderate yield and protection against monetary uncertainties.

Gold/Resources Fund (A&C)
Seeking a long-term global hedge against inflation and other risks, this Fund invests in gold-mining and natural resources companies outside South Africa.

Gold Opportunity Fund (A&C)
Seeks capital appreciation by investing globally in equity securities of companies engaged in the exploration, development, production and distribution of gold and other precious metals, and through active asset allocation between gold-related assets and cash instruments.

Asia Dynasty Fund-A
This Fund seeks long-term capital appreciation by investing in the equity securities of companies that are expected to benefit from the development and growth of the economies in the Asia Region. AIG Asset Management, Inc. serves as sub-investment advisor to this Fund.

Asia Infrastructure Fund (A&C)
Seeks long-term capital appreciation by investing in the equity securities of infrastructure companies that are expected to benefit from the development and growth of the economies in the Asia Region. AIG Asset Management, Inc. serves as sub-investment advisor to this Fund.

Global SmallCap Fund (A&C)
Seeks long-term capital appreciation by investing globally in equity securities of companies with small market capitalizations. The Fund is sub-advised by Pictet International Management, Ltd.

Global Balanced Fund-A
This Fund seeks long-term capital appreciation together with current income by investing in stocks, bonds and money market instruments worldwide. Fiduciary International, Inc. serves as sub-investment advisor to this Fund.

World Trends Fund
This Fund combines trend investing and risk-control strategies to seek long-term capital appreciation in the global marketplace.

Global Income Fund-A
This Fund emphasizes the current income component of total return by investing principally in debt securities of foreign or U.S. government entities.

U.S. Government Money Fund
This Fund seeks the highest safety of principal and daily liquidity by investing in U.S. Treasury bills and repurchase agreements collateralized by U.S. Government obligations.

-------------------------------------------------------------------------------
This report must be accompanied or preceded by a Van Eck Global Funds prospectus which includes more complete information such as charges and expenses and the risks associated with international investing including currency fluctuations or controls, expropriation, nationalization and confiscatory taxation. For a free Van Eck Gold & Money Funds prospectus, please call the number listed below. Please read the prospectus before investing.

[LOGO]
[Van Eck Global
The Unusual Funds]

B95-0131-003

Van Eck Securities Corporation
99 Park Avenue, New York, NY 10016
For account assistance please call (800) 544-4653


                       D E C E M B E R  3 1 ,  1 9 9 4

                                    Van Eck

                                    Global

                                   Balanced

                                     Fund

                                    Annual

                                    Report

[LOGO]
[Van Eck Global
The Unusual Funds]

                                     PART C

                               OTHER INFORMATION


ITEM 15. Indemnification
         ---------------

     Reference is made to Article VI of the Master Trust Agreement of the Registrant, as amended, previously filed as Exhibit (1) to the Registration Statement.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers, underwriters and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits
         --------

     (1) Master Trust Agreement (incorporated by reference from Registration Statement No. 2-97596); Form of First Amendment to Master Trust Agreement (incorporated by reference from Registration Statement No. 2-97596); Form of Second Amendment to Master Trust Agreement (incorporated by reference from Pre-Effective Amendment No. 1); Form of Third Amendment to Master Trust Agreement (incorporated by reference from Post-Effective Amendment No. 1); Form of Fourth Amendment to Master Trust Agreement (incorporated by reference from Post-Effective Amendment No. 3); Form of Sixth Amendment to the Master Trust Agreement, adding International Investors as a series of the Trust and establishing investment limitations therefore, respectively (incorporated by reference from Post Effective Amendment No.
     17); Form of Seventh Amendment to Master Trust Agreement, adding Short-Term World Income Fund and International Equities Fund as series of the Trust (Incorporated by reference from Post-Effective Amendment No. 19).

     (1)(a) Form of Amended and Restated Master Trust Agreement (Incorporated by reference from Post-Effective Amendment No. 20); Form of Amendment to the Master Trust Agreement changing the name of Short-Term World Income Fund to Short-Term World Income Fund-C, and changing the name of International Equities Fund to International Growth Fund (Incorporated by reference from Post-Effective Amendment No. 20); Form of second Amendment to the Amended and Restated Master Trust Agreement adding Asia Dynasty Fund as a series of the Trust (Incorporated by reference from Post-effective Amendment No. 23); Third Amendment to the Amended and Restated Master Trust Agreement adding Global Balanced Fund as a series of the Trust and changing the name of International Investors to International Investors Gold Fund (incorporated by reference from Post-Effective Amendment No. 28); Fourth Amendment to the Amended and Restated Master Trust Agreement adding Global SmallCap Fund and Asia Infrastructure Fund as series of the Trust (incorporated by reference from Post-effective Amendment No. 30); Form of Fifth Amendment to the Amended and Restated Master Trust

     Agreement (incorporated by reference from Post-effective Amendment No. 35); Form of Sixth Amendment to Amended and Restated Master Trust Agreement (incorporated by reference from Post-effective Amendment No. 35); Seventh Amendment to Amended and Restated Master Trust Agreement adding Global Hard Assets Fund as series of the Trust (incorporated by reference from Post-effective Amendment No. 36); Eighth Amendment to Amended and Restate Master Trust Agreement adding Aggressive Gold Opportunity Fund as series of the Trust (incorporated by reference from Post-effective Amendment No. 37).

     (2) By-laws of Registrant (incorporated by reference from Registration Statement No. 2-97596).

     (3) Not Applicable.

* (4) Form of Plan of Reorganization and Liquidation between World Trends Fund and Global Balanced Fund (See Exhibit A to Part A of this filing).

     (5)(a) Form of certificate of shares of beneficial interest of the World Trends Fund (incorporated by reference from Pre-Effective Amendment No.
     1); Forms of certificates of shares of beneficial interest of the Gold/Resources Fund and U.S. Government Money Fund (incorporated by reference from Post-Effective Amendment No. 1); Form of certificate of shares of beneficial interest of the World Income Fund (incorporated by reference from Post-Effective Amendment No. 6). Forms of certificates of shares of beneficial interest of Short-Term World Income Fund-C and International Growth Fund (Incorporated by reference from Post-effective Amendment No. 23); Form of certificate of shares of beneficial interest of Asia Dynasty Fund (incorporated by reference from Post-effective Amendment No. 23); Form of certificate of Class B shares of beneficial interest of Asia Dynasty Fund (incorporated by reference from Post-Effective Amendment No. 26); Form of certificate of Class A and Class B shares of beneficial interest of Global Balanced Fund (incorporated by reference from Post-Effective Amendment No. 26); Form of certificate of Class B shares of beneficial interest of World Income Fund (incorporated by reference from Post-effective Amendment No. 29); Certificate of Class A shares of beneficial interest of World Income Fund; Form of Certificate of Class A and Class B shares of beneficial interest of Global SmallCap Fund and Asia Infrastructure Fund (incorporated by reference from Post-Effective Amendment No. 30) and Form of Certificate of Class A and Class C shares of beneficial interest of Global Hard Assets Fund (incorporated by reference from Post-Effective Amendment No. 33); Form of Certificate of Class A and Class C shares of beneficial interest of Aggressive Gold Opportunity Fund (incorporated by reference from Post-effective Amendment No. 35).

     (5)(b) Instruments defining rights of security holders (See Exhibit (1) above).

     (6)(a) Advisory Agreement (incorporated by reference from Post-Effective Amendment No. 1).

     (6)(b) Letter Agreement to add Gold/Resources Fund and U.S. Government Money Fund (incorporated by reference from Post-Effective Amendment No. 1); Letter Agreement to add World Income Fund (incorporated by reference from Post-Effective Amendment No. 6).

     (6)(c) Form of Advisory Agreement between Van Eck Associates Corporation and Van Eck Funds with respect to Asia Dynasty Fund (Incorporated by reference from Post-effective Amendment No. 23).

     (6)(d) Advisory Agreement between Van Eck Associates Corporation and Van Eck Funds with respect to Global Balanced Fund (incorporated by reference from Post-effective Amendment No. 31).

     (6)(e) Letter Agreement to add Global SmallCap Fund and Asia Infrastructure Fund (incorporated by reference from Post-effective Amendment No. 31) and Letter Agreement to add Gold/Resources Fund and International Investors Gold Fund (incorporated by reference from Post-effective Amendment No. 34).

     (6)(f) Advisory Agreement between Van Eck Associates Corporation and Global Hard Assets Fund (incorporated by reference from Post-effective Amendment No. 36).

     (6)(g) Form of Letter Agreement to add Gold Opportunity Fund (incorporated by reference from Post-effective Amendment No. 37).

     (6)(h) Sub-Advisory Agreement among AIG Asset Management, Inc., Van Eck Associates Corporation and Van Eck Funds with respect to Asia Dynasty Fund (Incorporated by reference from Post-effective Amendment No. 24); Sub-Advisory Agreement among Fiduciary International, Inc., Van Eck Associates Corporation and Van Eck Funds with respect to Global Balanced Fund (incorporated by reference from Post-effective Amendment No. 27); and Sub-Advisory Agreement among AIG Asset Management, Inc., Van Eck Associates Corporation and Van Eck Funds with respect to Asia Infrastructure Fund and Form of Sub-Advisory Agreement among Pictet International Management Limited, Van Eck Associates Corporation and Van Eck Funds with respect to Global SmallCap Fund (incorporated by reference from Post-Effective Amendment No. 30).

     (7)(a) Distribution Agreement (incorporated by reference from Post-Effective Amendment No. 1).

     (7)(b) Letter Agreement to add Gold/Resources Fund and U.S. Government Money Fund (incorporated by reference from Post-Effective Amendment No. 1); Letter Agreement to add World Income Fund (incorporated by reference from Post-Effective Amendment No. 9); Letter Agreement to add Asia Dynasty Fund (Incorporated by reference from Post-effective Amendment No.23).

     (7)(c) Letter Agreement to add Global SmallCap Fund and Asia Infrastructure Fund (incorporated by reference from Post-effective Amendment No. 31); Letter Agreement to add Gold/Resources Fund-C, International Investors Gold Fund-C, Global SmallCap Fund-C and Asia Infrastructure Fund-C (incorporated by reference from Post-effective Amendment No. 34) and Letter Agreement to add Global Hard Assets Fund (incorporated by reference from Post-effective Amendment No. 36). Form of Letter Agreement to add Gold Opportunity Fund (incorporated by reference from Post-effective Amendment No. 37).

     (7)(d) Amendment to Form of Selling Group Agreement (incorporated by reference from Post-Effective Amendment No. 9).

     (7)(e) Selling Agency Agreement (incorporated by reference from Post-Effective Amendment No. 12).

     (8) Not Applicable.

     (9)(a) Custodian Agreement (incorporated by reference from Post-Effective Amendment No. 1).

     (9)(a)(1) Form of Custody Agreement between the Van Eck Funds and Bankers Trust Company (Incorporated by reference from Post-Effective Amendment No.
     20).

     (9)(b) Letter Agreement to add Gold/Resources Fund and U.S. Government Money Fund (incorporated by reference from Post-Effective Amendment No. 1); Letter Agreement to add World Income Fund (incorporated by reference from Post-Effective Amendment No. 6).

     (10) Plan of Distribution with respect to International Growth Fund and Asia Dynasty Fund Incorporated by reference form Post-effective Amendment No. 23). Form of Plan of Distribution with respect to Class B shares of Asia Dynasty Fund (Incorporated by reference from Post- effective Amendment No. 25). Form of Plan of Distribution with respect to Global Balanced Fund (Class A and B) and World Income Fund (Class B) (incorporated by reference from Post-Effective Amendment No. 26). Form of Plan of Distribution with respect to Gold/Resources Fund (Class C), International Investors Gold Fund (Class C), Global SmallCap Fund (Class C) and Asia Infrastructure Fund (Class C) (incorporated by reference from Post-effective Amendment No. 34).

     (10)(a) Letter Agreement to add Global SmallCap Fund (Class A) and Asia Infrastructure Fund (Class A) (incorporated by reference from Post-effective Amendment No. 31) and Letter Agreement to add Global Hard Assets Fund (Class A) (incorporated by reference from Post-effective Amendment No.
     36). Form of Letter Agreement to add Gold Opportunity Fund (Class A) (incorporated by reference from Post-effective Amendment No. 37). Letter Agreement to add Global Hard Assets Fund (Class C) (incorporated by
     reference   from Post-effective Amendment No. 37).  Form of Letter
     Agreement to add Gold Opportunity   Fund (Class C) (incorporated by
     reference from Post-effective Amendment No. 37).

*    (10)(b) Plan of Distribution with respect to Global Balanced Fund.

*    (10)(c) Plan of Distribution with respect to World Trends Fund.

* (11) Opinion of Goodwin, Procter & Hoar, including consent, with regard to World Trends Fund (incorporated by reference from Pre-Effective Amendment No. 1); Opinion Of Goodwin, Procter & Hoar with regard to Gold/Resources Fund and U.S. Government Money Fund (incorporated by reference from Post-Effective Amendment No. 1); Opinion of Goodwin, Procter & Hoar with regard to World Income Fund (incorporated by reference from Post-Effective Amendment No. 7); Opinion of Goodwin, Procter & Hoar and consent with regard to International Investors (incorporated by reference from Post-Effective Amendment No. 17); Opinion of Goodwin, Procter and Hoar with regard to Asia Dynasty Fund (incorporated by reference from Post-effective Amendment No. 24); Opinion of Goodwin, Procter & Hoar with respect to the issuance of Class B shares of Asia Dynasty Fund and with respect to the issuance of Class A and Class B shares of Global Balanced Fund (incorporated by reference from Post-effective Amendment No. 27); Opinion of Goodwin, Procter & Hoar with respect to the issuance of Class A and Class B shares of Asia Infrastructure Fund and Global SmallCap Fund (incorporated by reference from Post- effective Amendment No. 31) and Opinion of Goodwin, Procter & Hoar, including consent, with regard to the issuance of Class A and Class C shares of Global Hard Assets Fund (incorporated by reference from Post-effective Amendment No. 36). Opinion of Goodwin, Procter & Hoar, including consent, with regard to the issuance of Class A and Class C shares of Gold Opportunity Fund (incorporated by reference from Post-effective Amendment No. 37).

* (12) Copy of Ruling from the Internal Revenue Service, supporting the tax matters and consequences to shareholders discussed in the prospectus.

     (13)(a) Forms of Procedural Agreement, Customer Agreement and Safekeeping Agreement with Merrill Lynch Futures Inc. utilized by World Income Fund, and Forms of Procedural Agreement, Customer Agreement and Safe Keeping Agreement with Morgan Stanley & Co. utilized by World Income Fund (incorporated by reference from Post-Effective Amendment No. 9).

     (13)(b) Commodity Customer's Agreement between World Income Fund and Morgan Stanley & Co. (incorporated by reference from Post Effective Amendment No.
     10).

     (13)(c) Agreement and Plan of Redomicile and Reorganization between the Trust and International Investors Incorporated respecting the reorganization of International Investors

     Incorporated into the Trust as its fifth series, International Investors. (incorporated by reference from Post-Effective Amendment No. 17).

     (13)(d) Form of Accounting and Administrative Services Agreement with respect to Asia Dynasty Fund (Incorporated by reference from Post-effective Amendment No. 23).

     (13)(e) Accounting and Administrative Services Agreement with respect to Global Balanced Fund (incorporated by reference from Post-effective Amendment No. 31).

     (13)(f) Letter Agreement to add Global SmallCap Fund and Asia Infrastructure Fund (incorporated by reference from Post-effective Amendment No. 31) and Letter Agreement to add Gold/Resources Fund and International Investors Gold Fund (incorporated by reference from Post-effective Amendment no. 34). Letter Agreement to add Global Hard Assets Fund (incorporated by reference from Post-effective Amendment No. 36). Letter Agreement to add Gold Opportunity Fund (incorprated by reference from Post-effective Amendment No. 37).

*    (14) Consent of Coopers & Lybrand L.L.P.

     (15) Not Applicable.

     (16) Power of Attorney (incorporated by reference from Post-Effective Amendment No. 5).

     (17) Not Applicable.

_______________
*    Enclosed herewith.

Item 17. Undertakings
         ------------

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES
                                   ----------


     As required by the Securities Act of 1933, this registration Statement on Form N-14 has been signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 17th day of October, 1995.


                               Van Eck Funds


                               By: _________________________________
                               John C. van Eck, President and CEO


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated:


     Signature                  Title                         Date


     ___________________        President, Chairman         10/17/95
     John C. van Eck            and Chief Exec. Officer


     ___________________        Principal Accounting        10/17/95
     Bruce J. Smith             Officer, Controller


     /s/ Jeremy Biggs*
     ___________________        Trustee                       /  /
     Jeremy Biggs


     /s/ Richard Cowell*
     ___________________        Trustee                       /  /
     Richard Cowell


     /s/ Wesley G. McCain*
     ___________________        Trustee                       /  /
     Wesley G. McCain


     /s/ Rodger A. Lawson*
     ___________________        Trustee                       /  /
     Rodger A. Lawson


     /s/ Ralph F. Peters*
     ___________________        Trustee                       /  /
     Ralph F. Peters


     /s/ David J. Olderman*
     ___________________        Trustee                       /  /
     David J. Olderman


     /s/ Richard Stamberger*
     ___________________        Trustee                       /  /
     Richard Stamberger

      /s/ Fred M. van Eck*
     ___________________        Trustee                       /  /
     Fred M. van Eck


     _____________________________
     *Executed on behalf of Trustee by John C. van Eck, attorney-in-fact.

INTERNAL REVENUE SERVICE                    DEPARTMENT OF THE TREASURY
Index Number: 0368.04-00

                                            Washington, DC 20224

                                            Person to Contact:

Howard A. Cubell                               John F. Tarrant
Goodwin, Procter & Hoar                     Telephone Number:
Exchange Place                                 (202) 622-7790
Boston, MA 02109                            Refer Reply
                                            CC:DOM:CORP:3-TR-31-2222-94
                                            Date:

                                            DEC 22 1994

Dear Mr. Cubell:

The enclosed copy of a letter is sent to you under the provisions of a power of attorney, authorization and declaration, or other proper authorization currently on file with the Internal Revenue Service.

                             Sincerely yours,
                             Assistant Chief Counsel (Corporate)

                             _________________________________
                             John N. Geracimos
                             Assistant to the Chief
                             Branch 3

Enclosure:
Copy of letter

Index Number: 0368.04-00

Thaddeus Leszczyowski,                  John F. Tarrant
    Vice President
Van Eck Funds                           (202) 622-7790
122 East 42nd Street
New York, NY  10168                   CC:DOM:CORP:3 TR-31-2222-94

                                            DEC 22 1994

Target         =      World Trends Fund
                      EIN: 13-6855959

Acquiring      =      Global Balanced Fund
                      EIN: 13-7027829

State X        =      Massachusetts

y              =      10

Dear Mr. Leszczyowski:

This letter responds to your request dated August 18, 1994 for rulings on the federal income tax consequences of a proposed transaction. You have submitted additional information in letters dated October 11 and December 14, 1994. The information submitted for consideration is summarized below.

Trust is a State X business trust registered with the Securities and Exchange
                 -
Commission under the Investment Company Act of l940 (the "l940 Act") as a no-load, open-end diversified management investment company. It consists of y
                                                                         -
separate series, including Acquiring and Target.

Acquiring and Target have each elected to be a regulated investment company under Subchapter M of the Code, and each are treated as a corporation for federal income tax purposes. Acquiring and Target each hold a portfolio of stocks and bonds of both domestic and foreign issuers.

Acquiring has two classes of common stock outstanding (Class A and Class B), with the only material differences relating to sales charge and service charges paid by each class. Target has only one class of common stock outstanding. Both Acquiring and Target stock are widely held and publicly traded. No single shareholder beneficially owns more than five percent of any class of Acquiring or Target stock.

For what are represented to be valid business purposes, the taxpayers propose the following transaction:

TR-31-2222-92

  (i) Target will transfer all of its assets to Acquiring in exchange for shares of Acquiring Class A stock and Acquiring's assumption of Target liabilities.

  (ii) Target will distribute the Acquiring shares received in step (i), above, to its shareholders in complete liquidation of Target.

After the acquisition, Acquiring may dispose of former assets of Target that are not consistent with the investment strategy of Acquiring.

In connection with the transaction, the taxpayers have made the following representations:

(a) The fair market value of the Acquiring shares received by each Target shareholder will approximately equal the fair market value of the Target shares surrendered in the exchange.

(b) There is no plan or intention by the Target shareholders who own five percent or more of the Target shares, and to the best of the knowledge of Target management, there is no plan or intention on the part of the remaining Target shareholders to redeem, sell, exchange, or otherwise dispose of a number of shares of Acquiring received in the transaction that would reduce the Target shareholders' ownership of Acquiring shares to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding shares of Target as of the same date. For purposes of this representation, shares of Target exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Acquiring, if any, have been treated as outstanding Target shares on the date of the transaction. Moreover, shares of target and shares of Acquiring held by Target shareholders and otherwise sold, redeemed, or disposed of prior to or subsequent to the transaction will be considered in making this representation.

(c) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Target immediately prior to the transaction. For purposes of this representation, amounts paid by Target to dissenters, amounts used by Target to pay its reorganization expenses, amounts paid by target to shareholders who receive cash or other property, and all redemptions (except for redemptions under Section 22(e) of the 1940 Act pursuant to a demand by a shareholder) and distributions (except for regular, normal

TR-31-2222-92

dividends) made by Target immediately preceding the transfer will be included as assets of Target held immediately prior to the transaction.

(d) After the transaction, Target shareholders will control Acquiring within the meaning of Section 368(a)(2)(H) and Section 304(c).

(e) Acquiring has no plan or intention to reacquire any of its shares issued in the transaction, except in satisfaction of its legal obligation to redeem under
Section 22(e) of the 1940 Act.

(f) The Target liabilities assumed by Acquiring and the liabilities, if any, to which the transferred assets of Target are subject were incurred by Target in the ordinary course of its business.

(g) Following the transaction, Acquiring will continue the historic business of target.

(h) At the time of the transaction, Acquiring will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire shares in Acquiring that, if exercised or converted, would affect the Target shareholders' acquisition or retention of control of Acquiring, as defined by Section 368(a)(2)(H) and 304(c).

(i) Acquiring, Target, and the Target shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

(j) There is no intercorporate indebtedness existing between Target and Acquiring that was issued, acquired, or will be settled at a discount.

(k) Acquiring and Target both qualify as regulated investment companies under
Section 851.

(l) The fair market value of the Target assets transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring plus the amount of liabilities, if any, to which the transferred assets are subject.

(m) The total adjusted basis of the Target assets transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

(n) Target is not under the jurisdiction of a court in a Title ll or similar case within the meaning of Section 368(a)(3)(A).

TR-31-2222-92

(o) Target will distribute the stock, securities, and other property it receives in the transaction, and its other properties, in pursuance of the plan of reorganization.

(p) Acquiring will not pay cash in lieu of fractional shares.

Based solely on the information submitted and on the representations set forth above, we hold as follows:

(1) Acquiring's acquisition of all of the Target assets in exchange for shares of Acquiring stock and Acquiring's assumption of Target liabilities, followed by Target's distribution of the shares of Acquiring stock in complete liquidation will be a "reorganization" within the meaning of Section 368(a)(1)(D). Target and Acquiring will each be "a party to a reorganization" within the meaning of
Section 368(b).

(2) Target will recognize no gain or loss upon its transfer of all of its assets to Acquiring solely in exchange for shares of Acquiring and Acquiring's assumption of Target liabilities (Section 361(a)); Target will recognize no gain or loss on its distribution of the shares of Acquiring received in the transaction (Section 361(C)).

(3) Acquiring will recognize no gain or loss on its exchange of Acquiring shares for Target assets (Section 1032(a)).

(4) Acquiring's basis of the Target assets received in the transaction will, in each instance, equal the basis of such assets in the hands of Target immediately before the transfer (Section 362(b)).

(5) Acquiring's holding period of the Target assets received in the transaction will, in each instance, include Target's holding period for those assets (Section 1223(2)).

(6) Target shareholders will not recognize gain or loss upon their exchange of shares of Target stock for shares of Acquiring stock (Section 354(a)(1)).

(7) A Target shareholder's basis in the shares of Acquiring stock received in exchange for shares of Target stock will equal the basis of the shares of Target stock surrendered in exchange therefor (Section 358(a)(1)).

(8) A Target shareholder's holding period of the shares of Acquiring stock received in exchange for shares of Target stock will include the holding period for the shares of Target stock surrendered in exchange therefor, provided the

TR-31-2222-92

shareholder held the shares of Target stock as capital assets on the date of the exchange (Section 1223(1)).

We express no opinion about the tax treatment of the transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the above rulings.

This ruling has no effect on any earlier documents and is directed only to the taxpayer who requested it. Section 6110(j)(3) of the Code provides that it may not be used or cited as precedent.

Each affected taxpayer must attach a copy of this letter to the taxpayer's federal income tax return for the taxable year in which the transaction covered by this ruling letter is consummated.

Pursuant to a power of attorney on file in this office, we have sent a copy of this letter to the taxpayer's representative.

                                 Sincerely yours,
                                 Assistant Chief Counsel (Corporate)


                                 By _____________________________
                                 John N. Geracimos
                                 Assistant to the Chief, Branch 3

COOPERS                                    COOPERS & LYBRAND L.L.P.
&LYBRAND
                                           a professional services firm



                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


We consent to the incorporation by reference in the Registration Statement of Van Eck Funds on Form N-14 and the Statement of Additional Information of Van Eck Funds dated March 17, 1995 (the "SAI") which has been incorporated by reference in the Form N-14 of our reports dated February 28, 1995 and February 17, 1995 for the Global Balanced Fund and World Trends Fund, respectively, on our audits of the financial statements and financial highlights of the Global Balanced Fund and the World Trends Fund which reports are included in their respective Annual Reports to Shareholders which are also incorporated by reference in the Registration Statement and SAI.

We also consent to the references to our firm in the Prospectus under the caption "Financial Highlights" and in the SAI under the caption "Independent Accountants".



                                     COOPERS & LYBRAND L.L.P.



New York, New York
October 9, 1995



Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland

                    [LETTERHEAD OF GOODWIN, PROCTER & HOAR]



                                October 10, 1995


Van Eck Funds
99 Park Avenue
New York, New York  10016

Re: Acquisition by Global Balanced Fund, a series of Van Eck Global Funds, of
    Assets of World Trends Fund, another series of Van Eck Global Funds
    -------------------------------------------------------------------

Ladies and Gentlemen:

     You have requested our opinion as counsel to Van Eck Global Funds (the "Trust"), a business trust organized under the laws of the Commonwealth of Massachusetts, in connection with the transfer of all of the assets of World Trends Fund (the "Acquired Fund"), a series of the Trust, to the Global Balanced Fund (the "Acquiring Fund"), another series of the Trust, in exchange for shares of beneficial interest of the Acquiring Fund (the "Shares") and the assumption by the Acquiring Fund of certain liabilities of the Acquired Fund, pursuant to an Agreement and Plan of Reorganization and Liquidation (the "Agreement") by the Trust, on behalf of each of the Acquiring Fund and the Acquired Fund.

     In connection with this opinion, we have examined:

     1.  the Agreement;

     2. the Amended and Restated Master Trust Agreement of the Trust, dated as of February 6, 1992, as amended to date, certified by the Secretary of the Trust (the "Declaration of Trust");

     3. the By-laws of the Trust, as amended to date, certified by the Secretary of the Trust;

     4. a certificate as of a recent date of the Secretary of State of the Commonwealth of Massachusetts as to the good standing of the Trust and the authority of the Trust to exercise in the Commonwealth all of the powers recited in the Declaration of Trust and to transact business in the Commonwealth; and

     5. a certificate of the Secretary of the Trust as to, among other things, actions of the trustees of the Trust relating to the adoption and approval of the Agreement.

Van Eck Funds
October 10, 1995
Page 2


     As to matters of fact underlying the opinions expressed herein, we have relied exclusively upon certificates of certain public officials and officers of the Trust and upon the representations and warranties of the Trust contained in the Agreement. We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all documents submitted to us as copies.

     We have made such examination of Massachusetts law as in our judgment is necessary and appropriate for the purposes of this opinion. We do not purport to be experts in the laws of any jurisdiction other than the laws of the Commonwealth of Massachusetts and our opinions expressed herein are limited solely to the laws of the Commonwealth of Massachusetts.

     Anything in this opinion to the contrary notwithstanding, we render or imply no opinion with respect to compliance with any applicable securities or anti-fraud statutes, rules, regulations or other similar laws of any state (including Massachusetts) or the United States of America. In rendering the opinions herein, we assume that there will be no material changes in the facts and conditions on which we base such opinions between the date hereof and the time of issuance of the Shares pursuant to the Agreement.

     Based upon and subject to the foregoing, we are of the opinion that all necessary Trust action precedent to the issuance of the Shares pursuant to the Agreement has been duly taken. We are further of the opinion that the Shares when issued in accordance with the terms of the Agreement will be validly issued, fully paid and nonassessable by the Trust.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement of the Trust on Form N-14 pursuant to which the Shares are to be registered under the Securities Act of 1933, as amended. This opinion is issued to, and may be relied upon only by, you in connection with the registration of the Shares and this opinion may not be used by any other person or for any other purpose without our prior written consent.


                    Very truly yours,

                    /s/ Goodwin, Procter & Hoar

                    GOODWIN, PROCTER & HOAR